Exhibit 99.1

Denison Mines Corp.

2015 Annual Information Form

March 24, 2016

ABOUT THIS ANNUAL INFORMATION FORM

This annual information form (“AIF”) is dated March 24, 2016. Unless stated otherwise, all of the information in this AIF is stated as at December 31, 2015.

This AIF has been prepared in accordance with Canadian securities laws and contains information regarding Denison’s history, business, mineral reserves and resources, the regulatory environment in which Denison does business, the risks that Denison faces and other important information for Shareholders.

This AIF incorporates by reference:

●   Denison’s management discussion and analysis (“MD&A”) for the year ended December 31, 2015, which is available under the Company’s profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar.shtml) as an exhibit to the Company’s Form 40-F.

●   Denison’s audited consolidated financial statements for the year ended December 31, 2015, which are available on SEDAR and EDGAR as an exhibit to the Company’s Form 40-F.

Financial Information

Unless otherwise specified, all dollar amounts referred to in this AIF are stated in United Stated dollars. References to “CAD$” mean Canadian dollars.

Table of Contents
About this AIF	1
About Denison	4
Developments over the Last Three Years	7
The Uranium Industry	13
Denison’s Operations	17
Mineral Properties	24
Mineral Exploration	62
Athabasca Exploration: Sampling, Analysis and Data Verification	68
Manager of UPC	72
Denison Environmental Services	72
Environmental, Health and Safety	73
Government Regulation	75
Risk Factors	78
Denison’s Securities	87
Denison’s Management	89
Legal and Regulatory Proceedings	94
Material Contracts	95
Names and Interests of Experts	97
Additional Information	98
Audit Committee Mandate	A
Glossary of Terms	B

Financial information is presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Caution about Forward-Looking Information

Certain information contained in this AIF and the documents incorporated by reference concerning the business, operations and financial performance and condition of Denison constitutes forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation.

Generally, the use of words and phrases like “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and/or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” “be taken”, “occur”, “be achieved” or “has the potential to” and similar expressions are intended to identify forward-looking information.

Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable, but no assurance can be given that these expectations will prove to be correct.

2015 ANNUAL INFORMATION FORM          1

Forward-looking information should not be unduly relied upon. This information speaks only as of the date of this AIF, and Denison will not necessarily update this information, unless required to do so by securities laws.

Examples of Forward-Looking Information

This AIF contains forward-looking information in a number of places, such as in statements pertaining to:

●	Denison’s estimates of its mineral reserves and mineral resources
●	Denison’s expectations regarding the toll milling of Cigar Lake ores
●	Denison’s capital expenditure program, exploration and development expenditures and reclamation costs
●	Denison’s expectations of market prices and costs
●	the supply and demand for uranium (“U3O8”)
●	possible impacts of litigation and regulatory actions on Denison
●	Denison’s exploration, evaluation and development plans and objectives
●	expectations regarding ongoing joint ventures and Denison’s share of the same
●	future royalty and tax payments and rates
●	Denison’s expectations regarding raising capital
●	Denison’s expectations regarding additions to its mineral reserves and resources through acquisitions and exploration
●	the receipt of regulatory approvals, permits and licences under governmental regulatory regimes

Statements relating to “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral resources described can be profitably produced in the future

Material Risks

Denison’s actual results could differ materially from those anticipated. Management has identified the following risk factors which could have a material impact on the Company or the trading price of its common shares (“Shares”):

●	the speculative nature of exploration and development projects
●	failure to realize benefits from transactions
●	Denison’s inability to expand and replace its mineral reserves and resources
●	the imprecision of mineral reserve and resource estimates
●	the impact of uranium price volatility on the valuation of Denison’s mineral reserves and resources and the market price of its shares
●	public acceptance of nuclear energy and competition from other energy sources
●	volatility in the market price of the Company’s shares
●	the risk of dilution from future equity financings
●	reliance on other operators
●	uncertainty surrounding Denison’s operations in foreign jurisdictions
●	property title risk
●	competition for properties
●	global financial conditions
●	the ability of Denison to meet its obligations to its creditors and the uncertainty of funding

2015 ANNUAL INFORMATION FORM          2

●	uncertainty as to reclamation and decommissioning liabilities
●	technical innovation rendering Denison’s products and services obsolete
●	liabilities inherent in mining operations and the adequacy of insurance coverage
●	delays in obtaining permits and licences for development properties
●	potential claims of Canada’s First Nations people
●	difficulty complying with changing government regulations and policy, including without limitation, compliance with environment, health and safety regulations
●	dependence on key personnel
●	potential conflicts of interest for the Company’s directors who are engaged in similar businesses
●	limitations of disclosure and internal controls
●	the potential influence of Denison’s largest Shareholder, Korea Electric Power Corporation (“KEPCO”).

The risk factors listed above are discussed in more detail later in this AIF. These factors and the factors discussed later in this AIF are not, and should not be construed as being exhaustive.

A Note for US Investors Regarding Estimates of Measured, Indicated and Inferred Mineral Resources

This AIF uses the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

2015 ANNUAL INFORMATION FORM          3

ABOUT DENISON

Denison Mines Corp. is engaged in uranium exploration and development. The registered and head office of Denison is located at 1100 – 40 University Avenue, Toronto, Ontario, M5J 1T1, Canada. Denison’s website address is www.denisonmines.com.

At the end of 2015, Denison had a total of 93 active employees which were divided among the Company’s business as follows:	In this AIF, Denison or the Company means Denison Mines Corp., Shareholders means holders of Denison’s common shares and Shares means Denison’s common shares.
● 71 (14 hourly) in Canada
● 12 in Mali
● 10 in Zambia.
None of the Company’s employees are unionized.
Denison is a reporting issuer in all of the Canadian provinces.

The Shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “DML” and on the NYSE MKT under the symbol “DNN.” Computershare Investor Services Inc. acts as the registrar and transfer agent for the Shares. The address for Computershare Investor Services Inc. is 100 University Avenue, 8th Floor, Toronto, ON, M5J 2Y1, Canada, and the telephone number is 1-800-564-6253.

The Shares are registered under the United States Securities Exchange Act of 1934, as amended, and Denison files periodic reports with the United States Securities and Exchange Commission.

The Formation of Denison

Denison was formed by articles of amalgamation as International Uranium Corporation (“IUC”), effective May 9, 1997 pursuant to the Business Corporations Act (Ontario) (the “OBCA”). On December 1, 2006, IUC combined its business and operations with Denison Mines Inc. (“DMI”), by way of arrangement under the OBCA (the “IUC Arrangement”). Pursuant to the IUC Arrangement, all of the issued and outstanding shares of DMI were acquired in exchange for IUC’s shares. Effective December 1, 2006, IUC’s articles were amended to change its name to “Denison Mines Corp.”

Prior to July 2012, Denison was engaged in the exploration, development, mining, and milling of uranium and vanadium, with projects in the United States, Canada, Zambia and Mongolia. At the time, Denison’s principal assets included 100% ownership of the White Mesa Mill in Utah and 22.5% ownership of the McClean Lake uranium mill in Saskatchewan.

On June 29, 2012, Denison sold its shares in certain subsidiaries, which owned all of the Company’s mining assets and operations located in the United States (“U.S. Mining Division”). The sale was carried out by way of a plan of arrangement between Denison and Energy Fuels Inc. (“EFR”). After completing the various steps in the plan of arrangement, Denison shareholders retained their interest in Denison and received 1.106 common shares of EFR for each Share held in Denison. By completing the transaction with EFR, Denison transformed its business to focus on its uranium exploration and development projects in Saskatchewan, Zambia and Mongolia.

2015 ANNUAL INFORMATION FORM          4

In 2013, through its acquisitions of JNR Resources Inc. (“JNR”), Fission Energy Corp. (“Fission”) and Rockgate Capital Corp. (“Rockgate”), and in 2014, through its acquisition of International Enexco Limited (“IEC”), Denison increased its project portfolio in Canada, primarily in the Athabasca Basin, and expanded its position in Africa by acquiring interests in uranium exploration properties in Namibia and Mali.

In November 2015, to further achieve its objective of focusing on its core activities in the Athabasca Basin, Denison completed the sale of its interest in the Gurvan Saihan joint venture in Mongolia to Uranium Industry a.s. pursuant to an amended and restated share purchase agreement entered into on November 25, 2015.

In addition to its exploration, evaluation and development interests in the Athabasca Basin, Denison participates in a toll-milling arrangement through its interest in the McClean Lake joint venture (“MLJV”) whereby ore is processed for the Cigar Lake Joint Venture (“CLJV”) at the McClean Lake mill.

The Company also generates cash flow (i) through the services it provides to Uranium Participation Corporation (“UPC”) pursuant to a management services agreement and (ii) from its Denison Environmental Services (“DES”) division.

Denison’s wholly owned subsidiary, DMI, serves as the manager of UPC, a publicly-traded company listed on the TSX under the symbol “U”, which invests in uranium oxide in concentrates and uranium hexafluoride. DES provides mine care & maintenance, decommissioning and environmental services to third party customers.

Denison’s Key Assets Today:

●	A 22.50% interest in the McClean Lake uranium processing facility and uranium deposits in northern Saskatchewan.

●	A 25.17% interest in the Midwest uranium project, including the Midwest and the Midwest A deposits in northern Saskatchewan.

●	A 60% interest in the Wheeler River project, which includes the Phoenix deposit and the recently delineated Gryphon deposit.

●

An extensive portfolio of exploration and development property interests in the Athabasca Basin including: Crawford/Bachman Lake (100%), Murphy Lake (68.85%), Waterbury Lake (61.55%), Hatchet Lake (64.36%), Bell Lake (100%), Mann Lake (30%) and Moore Lake (100%).

Beyond Canada, Denison owns a portfolio of projects in Africa, including the Mutanga uranium project in southern Zambia, the Falea uranium, silver and copper project in Mali and interests in mineral exploration properties in Namibia.

2015 ANNUAL INFORMATION FORM          5

Denison’s Structure

Denison conducts its business through a number of subsidiaries. The following is a diagram depicting the corporate structure of Denison and its active subsidiaries as at December 31, 2015, including the name, jurisdiction of incorporation and proportion of ownership interest in each.

Denison also owns a number of inactive subsidiaries which have no liabilities or assets and do not engage in any business activities.

Some of the Company’s Canadian uranium exploration properties are held directly by the Company or indirectly through DMI, which is a wholly-owned subsidiary of the Company. DMI holds a 22.5% interest in the McClean Lake project and a 25.17% interest in the Midwest project, both of which are operated by Denison’s joint venture partner, AREVA Resources Canada Inc. (“ARC”), a subsidiary of the AREVA Group. DMI also holds a 60% interest in, and is the operator of, the Wheeler River project, host to the Phoenix deposit and the Gryphon deposit, as well as interests in other exploration properties in the Athabasca Basin. Similarly, Denison’s 61.55% interest in the Waterbury Lake project is held indirectly through its wholly owned subsidiary, Denison Waterbury Corp. Denison’s 30% interest in the Mann Lake project is held indirectly through its wholly-owned subsidiary, Denison AB Holdings Corp.

In 2014, Denison carried out an internal reorganization of its interests to consolidate its African holdings under its wholly-owned Canadian subsidiary, Rockgate Capital Corp (“Rockgate”). Denison’s Mutanga project in Zambia is held through Denison Mines Zambia Ltd., which is wholly-owned by Denison Mines (Zambia) Ltd., a wholly-owned subsidiary of Rockgate. Denison’s interest in the Falea project in Mali and the Dome project in Namibia are also held indirectly through Rockgate and its subsidiaries.

2015 ANNUAL INFORMATION FORM          6

DEVELOPMENTS OVER THE LAST THREE YEARS

2013…

In January, updated estimates of mineral resources for the Phoenix deposit as at December 31, 2012 were received from Roscoe Postle Associates Inc. (“RPA Inc.”), which was retained to independently review and audit the mineral resources in accordance with the requirements of NI 43-101. For the Phoenix deposit, indicated mineral resources were estimated at 52.3 million pounds U3O8 (the Company’s share, 31.4 million pounds U3O8) from 152,400 tonnes at an average grade of 15.6% U3O8 and inferred mineral resources were estimated at 7.6 million pounds U3O8 (the Company’s share, 4.6 million pounds U3O8) from 11,600 tonnes at an average grade of 29.8% U3O8 based on a cut-off of 0.8% U3O8.

On January 31, Denison completed the acquisition of JNR by acquiring all of the common shares of JNR in exchange for 0.073 of a Share of Denison per common share of JNR (the “JNR Acquisition”). As a result, an aggregate of 7,975,479 Shares were issued in exchange for all JNR common shares held by JNR shareholders. With the closing of the JNR Acquisition, Denison was able to consolidate its partial ownership of several properties with JNR’s interests to become the 100% owner of five mineral exploration properties in the Athabasca Basin, and also acquired interests in six other properties located in the Athabasca Basin, one property located in Saskatchewan outside of the Athabasca Basin, and two properties in Newfoundland.

In April, Denison completed the acquisition of Fission by way of plan of arrangement (the “Fission Arrangement”), which included Fission’s 60% interest in the Waterbury Lake uranium project, its interests in all other properties in the eastern part of the Athabasca Basin, Quebec and Nunavut, as well as its interests in two joint ventures in Namibia. Pursuant to the Fission Arrangement, for each common share of Fission held, Fission shareholders received 0.355 of a Share, a nominal cash payment of CAD$0.0001 and one common share of a newly incorporated exploration company, Fission Uranium Corp (“FCU”). As a result, an aggregate of 53,053,284 Shares were issued in exchange for all Fission common shares held by Fission shareholders. Unexercised Fission options were exchanged for options to acquire Shares of Denison (the “Fission Replacement Options”). With completion of the Fission Arrangement, the holders of Fission warrants were entitled to receive, upon the exercise of their warrants (the “Fission Warrants”), the number of Shares of Denison and FCU which the warrant holders would have been entitled to receive as a result of the Arrangement, if immediately prior to the effective date, the warrant holders had exercised their warrants.

In May, Denison completed a private placement offering (the “2013 Offering”) of 11,500,000 Shares, at a price of CAD$1.30 each, issued on a “flow-through” basis under the Income Tax Act (Canada). The 2013 Offering raised aggregate gross proceeds for the Company of CAD$14,950,000.

In June, the Company extended the maturity date of its existing $15,000,000 credit facility with the Bank of Nova Scotia (the “Credit Facility”) to January 2014.

In September, estimates of mineral resources for the J Zone deposit at the Waterbury Lake project were received from GeoVector Management Inc. (“GeoVector”) which was retained to independently estimate the mineral resources in accordance with the requirements of NI 43-101. The mineral resource at the J Zone is estimated to be 291,000 tonnes grading 2.00% U3O8 containing 12,810,000 pounds of U3O8 (the Company’s share, 7,686,000 pounds). All of the mineral resource is classified as indicated and is reported above a cutoff grade of 0.1% U3O8. In September, Denison also filed a new technical report for the Mutanga project in Zambia following a request by the Ontario Securities Commission. See “Mineral Properties – Mutanga”.

2015 ANNUAL INFORMATION FORM          7

Also in September, the Company commenced a takeover bid to acquire all of the outstanding shares of Rockgate in exchange for Shares of Denison (the “Rockgate Offer”). Pursuant to the Rockgate Offer, Rockgate shareholders received 0.192 of a Share for each Rockgate share tendered. The Rockgate Offer expired on December 6, 2013, with Denison having acquired approximately 89.7% of the outstanding Rockgate shares. Immediately after the expiry of the offer, Denison announced that it would acquire the remaining Rockgate shares by plan of arrangement (the “Rockgate Arrangement”) at the start of 2014. By December 31, 2013, an aggregate of 20,131,665 Shares were issued in exchange for Rockgate shares tendered under the Rockgate Offer.

In December, Denison signed an option agreement for the Jasper Lake property with Strateco Resources Inc. (“Strateco”). Under the option, Denison granted Strateco the option to earn up to a 60% interest in the Jasper Lake property, which is the amalgamation of four Denison properties formerly known as Jasper Lake, Minor Bay, Ahenakew Lake and North Wedge, in the eastern Athabasca Basin of Saskatchewan. This option was subsequently assigned to SeqUr Exploration Inc. (“SeqUr”) in 2014 and terminated by SeqUr in 2015.

By the end of 2013, Denison proved to be one of the most active exploration companies in the Athabasca Basin. The Company completed 54,840 metres of diamond drilling, plus large programs of geophysical surveying and line cutting on 14 properties in the Athabasca Basin. Denison reported several high grade intersections at the Phoenix deposit on the Wheeler River property including drill hole WR-525 which intersected 43.8% U3O8 over 12.0 metres for a grade times thickness product (“GT”) of 525.6 %m, the highest GT of any hole drilled to date on the Wheeler River property. Additionally, low grade mineralization was intersected in a new area of interest on the Wheeler River property, the 489 Zone.

2014…

In January, Denison acquired the remaining 10.3% of the outstanding shares of Rockgate by way of the Rockgate Arrangement, making Rockgate a wholly-owned subsidiary of the Company. Through the acquisition of Rockgate, Denison added $15.3 million in cash and investments, and bolstered the Company’s African portfolio of assets by adding the 100% owned Falea project located in Mali to the Company’s portfolio of assets, in addition to Rockgate’s 100% interests in other properties in Mali and Niger. Pursuant to the Rockgate Offer and the Rockgate Arrangement, an aggregate total of 22,444,287 Shares were issued to Rockgate shareholders.

Also in January, Mr. Eun Ho Cheong, KEPCO’s representative on Denison’s Board, resigned and was replaced by Mr. Tae Hwan Kim.

At the end of January, the Company amended and extended the terms of its Credit Facility to January 31, 2015.

When the Company acquired the Dome project in Namibia through the Fission Arrangement, it became a party to an earn-in agreement with Rio Tinto Mining and Exploration Limited (“Rio”) pursuant to which Rio could have earned a majority interest in the project over time. In March 2014, Rio terminated its option to earn an interest in the project after having spent approximately $1.5 million in exploration expenditures by the end of 2013. Denison assumed operatorship at that time. Expenditures incurred by Rio also had the effect of diluting another party with an interest in the Dome project to 10%. Denison now has a 90% interest in the project.

2015 ANNUAL INFORMATION FORM          8

Also in March, Denison announced the discovery of a new zone of mineralization at Wheeler River, named the Gryphon zone. The discovery resulted from an intersection of high grade, basement hosted uranium mineralization returning 15.3% U3O8 over 4.0 metres in an area three kilometres northwest of the Phoenix deposit. Shortly after its initial discovery, Denison announced a second intersection of high grade, basement hosted uranium mineralization returning 21.2% U3O8 over 4.5 metres. The Gryphon zone would become the focus of further drilling for the balance of the year.

In June, Denison completed the acquisition of IEC, which included IEC’s uranium exploration assets in the eastern part of the Athabasca Basin in Saskatchewan, consisting of a 30% interest in the Mann Lake property and a 20% interest in Denison’s Bachman Lake property. The acquisition of IEC was completed by way of plan of arrangement (the “IEC Arrangement”). As a result of the IEC Arrangement, Denison acquired all of the issued and outstanding IEC shares that it did not already own, while certain non-Canadian assets were spun out to a former subsidiary of IEC (“IEC Spinco”). Under the IEC Arrangement, each IEC share was exchanged for 0.26 of a Denison Share, one common share of IEC Spinco, and one-half of a IEC Spinco warrant to acquire an additional IEC Spinco share at a price of CAD$5.00 for six months. The expiry of outstanding IEC stock options was extended to 90 days from closing and outstanding warrants were automatically exchanged for warrants of Denison and IEC Spinco.

Also in June, an updated mineral resource estimate for the Phoenix deposit at the Wheeler River project was received from RPA Inc. which was retained to independently estimate the mineral resources in accordance with the requirements of NI 43-101. The total indicated mineral resource estimate increased from 52,300,000 pounds of U3O8 to 70,200,000 pounds of U3O8 (the Company’s share, 42,100,000 pounds) based on 166,400 tonnes of mineralization at an average grade of 19.13% U3O8. The total inferred mineral resource is now estimated to be 1,100,000 pounds of U3O8 (the Company’s share, 700,000 pounds) based on 8,600 tonnes of mineralization with an average grade of 5.80% U3O8. See “Mineral Properties – Phoenix”.

In August, Denison completed a private placement offering (the “2014 Offering”) of 9,257,500 Shares, at a price of CAD$1.62 each, issued on a “flow-through” basis under the Income Tax Act (Canada). The 2014 Offering raised aggregate gross proceeds for the Company of CAD$14,997,000, which was used towards the funding of its Canadian exploration programs through to the end of 2015.

Construction and commissioning activities continued at the McClean Lake mill through the summer. In September, the McClean Lake mill was officially restarted and leaching of McClean Lake ore slurry commenced as an initial source of mill feed. Ore from the CLJV was introduced into the mill circuit towards the end of September, leading to the production of the first packaged uranium from CLJV ore in October. Production for 2014 amounted to approximately 344,000 pounds U3O8 for the CLJV and approximately 112,000 pounds U3O8 for the MLJV (Denison’s share, 25,000 pounds U3O8).

In November, Peter Longo joined Denison as Vice President, Project Development with responsibility for advancing the Wheeler River project to the next phase of development and working closely with ARC on the McClean, Midwest and SABRE projects.

2015 ANNUAL INFORMATION FORM          9

During 2014, Denison continued to be one of the most active exploration companies in the Athabasca Basin. The Company completed 52,300 metres of diamond drilling on properties that it operates and participated in an additional 15,500 metres on joint ventures operated by others. A large amount of geophysical surveying was also completed to ensure a continuous pipeline of drilling targets was maintained.

2015…

In January, David Cates, formerly Vice President Finance & Tax and Chief Financial Officer, was appointed President and Chief Financial Officer of the Company. The appointment increased the scope of the operational management responsibilities included in Mr. Cates’ portfolio of responsibilities. Ron Hochstein continued as Chief Executive Officer.

Also in January, Mr. Tae Hwan Kim, KEPCO’s representative on Denison’s Board, resigned and was replaced by Mr. Joo Soo Park.

At the end of January, the Company extended its Credit Facility to January 2016, increased the maximum credit provided under the facility to CAD$24,000,000 and amended certain other provisions. The Credit Facility contains a covenant to maintain a level of tangible net worth greater than or equal to the sum of $150,000,000 and a covenant to maintain a minimum balance of cash and equivalents of CAD$5,000,000 on deposit with the Bank of Nova Scotia. As security for the amended facility, Denison has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. The Credit Facility is subject to letter of credit and standby fees of 2.40% and 0.75% respectively. Use of the Credit Facility is restricted to non-financial letters of credit in support of reclamation obligations.

In March, Ron Hochstein resigned as Chief Executive Officer of the Company and was appointed Executive Chairman of the Company’s Board of Directors and David Cates assumed the role of Chief Executive Officer to become President and Chief Executive Officer of the Company. To facilitate these changes, Lukas Lundin resigned as Chairman, but continued as a Director of the Company. Also in March, Mac McDonald was appointed Vice-President Finance and Chief Financial Officer.

In April, the Company completed its winter exploration drilling in the Athabasca Basin. The drilling program included the expansion of the Gryphon zone of basement hosted uranium mineralization at Wheeler River, a new discovery of high grade unconformity hosted uranium mineralization southwest of Gryphon, and the extension of a zone of high grade unconformity hosted uranium mineralization at Mann Lake. The Company reported that over 30,300 metres had been completed in 61 drill holes on seven projects operated by the Company. Additionally, approximately 12,700 metres were completed in 32 holes on projects operated by the Company’s joint venture partners.

In May, 2015 the Company completed a bought deal private placement of 12,000,000 common shares on a flow-through basis at a price of CAD$1.25 per share for total gross proceeds of CAD$15,000,000 (the “2015 Offering”), pursuant to an agreement dated April 29, 2015 with Dundee Securities Ltd. as underwriter. The gross proceeds from the financing are intended to fund the Company’s Canadian exploration expenses through to the end of 2016.

2015 ANNUAL INFORMATION FORM          10

In July, Denison and Fission Uranium Corp. (“Fission”) announced a transaction to create a diversified uranium company, and executed a definitive arrangement agreement (the “2015 Fission Arrangement Agreement”). In October, Denison and Fission terminated the arrangement agreement because the required two-thirds approval of the arrangement by Fission shareholders was not obtained.

In late July, Denison completed the definition drilling component of the summer exploration program at the Gryphon Zone on the Wheeler River property, and reported the discovery of uranium mineralization at the Murphy Lake property, which is located 30 kilometres northwest of the McClean Lake mill.

Also in late July, the Company announced it had entered into an agreement (the “Share Purchase Agreement”) with Uranium Industry a.s. pursuant to which the Company would sell its interest in the Gurvan Saihan joint venture (the “GSJV”) to Uranium Industry a.s. for $20,000,000 with an initial payment of $250,000 on closing and a deferred payment of $19,750,000 due by November 30, 2015, subject to the issuance by the Mongolian government to the GSJV of certain mining licences. On November 25, 2015, Denison amended and restated the Share Purchase Agreement (the “Amended and Restated Share Purchase Agreement”) and announced the closing of the sale of its interest in the GSJV on December 1, 2015. In connection with the closing the Company received $1,250,000 and retained rights to receive additional proceeds from contingent payments of up to $12,000,000, for total consideration of up to $13,250,000. The contingent payments are payable as follows: (1) $5,000,000 within 60 days of the issuance of a mining licence for an area covered by any of the four principal exploration licences held by the GSJV, being the Hairhan, Haraat, Gurvan Saihan and Ulzit projects (the “First Project”); (2) $5,000,000 within 60 days of the issuance of a mining licence for an area covered by any of the other exploration licences held by the GSJV (the “Second Project”); (3) $1,000,000 within 365 days following the production of an aggregate of 1,000 pounds U3O8 from the operation of the First Project; and (4) $1,000,000 within 365 days following the production of an aggregate of 1,000 pounds U3O8 from the operation of the Second Project. On December 2, 2015, Uranium Industry a.s. submitted applications to the Mongolian government for mining licenses for each of the four exploration license projects.

In October, Denison appointed Lukas Lundin as Executive Chairman of the Board of Directors. To facilitate this appointment, Ron Hochstein stepped down as Executive Chairman, but continued to serve as a Director.

Also in October, Denison completed its summer 2015 exploration activities. The exploration program was highlighted by the completion of delineation drilling at the Gryphon zone on the Wheeler River property, which resulted in the expansion of uranium mineralization at Gryphon. During the summer exploration program, over 37,900 metres of drilling was completed on 13 properties operated and non-operated by Denison, with approximately 24,500 metres of drilling completed at Wheeler alone.

Effective November, John Craig resigned as a member of the Board of Directors and Steve Blower resigned from his position as Vice President, Exploration.

Also in November, Denison announced a significant increase in the estimated mineral resources on its Wheeler River property. The initial resource estimate for the Gryphon Deposit added inferred mineral resources of 43.0 million pounds U3O8 (834,000 tonnes at a grade of 2.3% U3O8) to a property that was already host to the Phoenix deposit, which includes an estimated indicated mineral resource of 70.2 million pounds U3O8, (166,000 tonnes at a grade of 19.1% U3O8). Together, the Gryphon and Phoenix deposits represent a unique combination of large resource size and high grades, with the potential for co-development. Denison completed an updated mineral resource estimates for the Wheeler River property in the technical report titled “Technical Report on a Mineral Resource Estimate for the Wheeler River Property, Eastern Athabasca Basin, Northern Saskatchewan, Canada” dated November 25, 2015. The Wheeler Technical Report was publicly filed on December 7, 2015.

2015 ANNUAL INFORMATION FORM          11

Effective December, Sheila Colman, General Counsel and Corporate Secretary, resigned as an officer of Denison and its applicable affiliates.

Production from the McClean Lake mill in 2015 amounted to approximately 11.3 million pounds U3O8 from the CLJV. The Company’s share of toll milling revenues from processing Cigar Lake ore at the McClean Lake mill during the year totaled approximately $3.2 million. See “Denison’s Operations – McClean Lake – Cigar Lake Toll Milling.”

Events this Year

On January 5, 2016, the Company received copies of mining license application acknowledgement receipts issued by the Mongolian government, as part of the completeness review component of the mining license issuance process (in connection with the sale of the Mongolian assets to Uranium Industry a.s., as described above). The mining licenses remain outstanding.

In January, Dale Verran was appointed Vice President, Exploration with responsibility for overseeing and advancing the Company’s exploration programs. Prior to his appointment, Mr. Verran served as Technical Director, Exploration for the Company. In addition, Mr. Joo Soo Park, KEPCO’s representative on Denison’s Board, resigned and was replaced by Mr. Hyung Mun Bae.

Also in January, the Company amended and extended its Credit Facility to January 31, 2017.

In February, Denison announced the discovery of a new high-grade uranium intersection near the Gryphon deposit on the Wheeler River property (press release dated February 9, 2016). Drill hole WR-633D1, located approximately 100 metres north of the Gryphon deposit, intersected approximately 11 metres of basement-hosted uranium mineralization including intervals of 5.7% eU3O8 over 1.0 metre and 6.3% eU3O8 over 1.7 metres.

Subsequently, in March the Company announced another high-grade uranium intersection near the Gryphon deposit, where drill hole WR-641 intersected 3.9% eU3O8 over 9.2 metres, including 6.7% eU3O8 over 5.3 metres, approximately 160 metres to the northwest of the Gryphon deposit (press release dated March 10, 2016). Drill hole WR-641 is located approximately 100 metres northwest of, and on the same section line as, WR-633D1.

Also in March, the Company announced the execution of a new three year agreement (the “MSA”) to provide management services to UPC. The MSA will take effect on April 1, 2016, at the conclusion of the current management services agreement between UPC and DMI. See “Manager of UPC”.

2015 ANNUAL INFORMATION FORM          12

Also in March, the Company announced that the Saskatchewan Research Council (“SRC”), under the guidance of Amec Foster Wheeler, had completed a preliminary testing program on a composite sample of mineralization provided by Denison from the Gryphon deposit. The objective of the tests carried out by SRC was to determine the preliminary leaching process, leach residue settling, raffinate composition, and purity of the U3O8 product, using test conditions that emulated the McClean Lake mill flowsheet. The 22.8 kilogram composite sample contained 3.36% U3O8 and was composed of drill cores from 10 separate drill holes spatially distributed throughout the Gryphon deposit resulting in 26 individual core assays. A comparison to the geological assay database indicated the composite sample is a fair representation of the Gryphon deposit on key parameters. Taken together, the results from the test samples support high rates of uranium recovery and the amenability of processing Wheeler River mine production at the McClean Lake mill.

THE URANIUM INDUSTRY

In 2015, the focus of the nuclear energy and uranium industries remained on Japan. During this year, however, attention was focused on the number of Japanese nuclear reactors that were brought back on to the grid, as opposed to the 54 reactors that were shut down following the Fukushima Daichii nuclear incident that occurred in March 2011. In June 2015 the Japanese government approved a draft plan for electricity generation to 2030, which calls for nuclear to provide roughly 20-22% of the country’s power, and in September 2015, the Japanese nuclear energy industry achieved a significant milestone with the commercial restart of Kyushu Electric Power Company’s Sendai Unit 1 reactor. The restart at Sendai Unit 1 was followed by the restart of the Sendai Unit 2 reactor in November 2015 and Kansai Electric Power Company’s Takahama Unit 3 reactor in February 2016. These restarts provide significant encouragement for the nuclear energy industry in Japan, which through various companies are in the process of completing modifications and obtaining licences and approvals to bring over 20 additional nuclear power plants online.

With Japan returning to nuclear power generation in 2015, the focus for the industry has started to turn to China, India and Russia, each of which has adopted ambitious plans to increase the use of nuclear power. In China and India, nuclear power is seen as a preferred choice to provide reliable base load power and address an emerging crisis around a lack of clean air and a growing problem with greenhouse gas emissions.

According to the World Nuclear Association (“WNA”), as of March 1, 2016, China had 30 operable nuclear reactors capable of producing 26.8 gigawatts of electricity. A further 24 reactors are under construction and an additional 178 reactors are either planned or proposed. Ux Consulting Company, LLC (“UxC”) estimates that 122 reactors are expected to be operable and capable of producing up to 129 gigawatts of electricity by 2030, representing 5 times as much power capacity as is currently available from nuclear. To achieve this level of production, China’s fleet of nuclear reactors will have to increase by approximately 6 or 7 reactors each year for the next 15 years. The WNA is projecting a similar growth profile for India, where 21 reactors were operable as of March 1, 2016, capable of producing 5.3 gigawatts of power. Taken together, 66 reactors are either under construction, planned or proposed in India. UxC estimates that over 22 gigawatts could be operable by 2030, representing over 4 times as much power capacity as is currently available from nuclear. To achieve this level of production, it is estimated that India’s fleet of nuclear reactors will have to increase by 19 reactors over the next 15 years – meaning that at least one additional reactor will have to join the fleet each year.

Throughout 2015, the spot price of uranium has sustained itself well above the lows of $28 per pound U3O8 noted in mid-2014. While the spot price increased during the first quarter of 2015, to near $40 per pound U3O8, it softened somewhat during the second through fourth quarter of the year, to finish the year at $34.25 per pound U3O8. The softness in the spot market continues to reflect the fact that the market is currently oversupplied as a result of a combination of factors, including production being sold into higher-priced long term contracts, supply coming from secondary sources, and the impact of a strengthening US dollar. The strengthening of the US dollar provides several producers with the opportunity to sell into the spot market at significantly higher prices, in their local currency, than would have been possible in past years. In Canada, for example, the spot price per pound U3O8 in Canadian dollars has increased by over 65% to roughly CAD$50 per pound U3O8 from the low of CAD$30 per pound U3O8 noted in mid-2014.

2015 ANNUAL INFORMATION FORM          13

Although the uranium market is currently oversupplied, the long term growth projections for the nuclear industry combined with the expected depletion of uranium resources in operation today, continue to suggest that a significant long term supply shortage could emerge, even with new production sources expected to come online. With a sustained period of low commodity prices, the uranium mining industry has been challenged to discover and advance the new production sources necessary to meet the expected increase in demand in future years. Higher prices are expected to be required to justify the construction of new mines and in the absence of a significant price increase in the near term, it is possible that even the most ambitious development plans could leave the market with an unavoidable supply shortage as soon as the early 2020s.

Uranium Demand

The WNA reports that there are 440 nuclear reactors operable in 30 countries as of March 1, 2016. These reactors can generate 384 gigawatts of electricity and supply over 11% of the world’s electrical requirements. As of March 1, 2016, 65 nuclear reactors are under construction in 14 countries with the principal drivers of this expansion being China (24 reactors under construction), Russia (8), India (6), the United States (5), United Arab Emirates (4) and South Korea (3). Based on the most recent statistics from the WNA, there are a total of 238 reactors that are either under construction or planned around the world, and an additional 337 reactors that are proposed with the potential to be operating by 2030.

According to UxC, in its “Uranium Market Outlook – Q1 2016” (the “Q1 Outlook”), global nuclear power capacities are projected to increase by 39%, from 379.4 gigawatts in 2015 to 527.8 gigawatts in 2030. Of the net growth in nuclear generation capacities, China accounts for 70% while India, Korea and Russia collectively make up a further 25%. The Q1 Outlook also estimates that uranium demand, including estimated inventory buildup, could grow by over 30% to as high as 257 million pounds U3O8 by 2025. This represents an increase of over 50% from estimated demand, excluding inventory buildup, of 168.5 million pounds of U3O8 in 2015.

Primary Uranium Supply

According to the Q1 Outlook, uranium production increased year over year from 145.3 million pounds U3O8 in 2014 to 158 million pounds U3O8 in 2015. Factoring out the additional production associated with the ramp up of activities at the Cigar Lake mine, global production remained roughly flat from 2014. Production from Africa, and the United States declined in 2015, while production from Australia, Russia and Kazakhstan remained relatively consistent. Cigar Lake increased production from Canada. Canada remains the second largest producing nation with nearly 22% of the world’s production from 2015 coming from within Canada. Kazakhstan continues to be the world’s largest producer of uranium, representing nearly 40% of production in 2015.

2015 ANNUAL INFORMATION FORM          14

UxC has estimated in its Q1 Outlook that existing mine production, plus new planned and potential mine production, will increase primary uranium supply from 158 million pounds U3O8 in 2015 to 165.7 million pounds U3O8 by 2025. This represents an increase of approximately 4.9%, as compared to the dramatic increases in uranium demand noted above. In past years, UxC projected that Kazakhstan was expected to continue to be one of the principal drivers for the increases in primary mine production. In the Q1 Outlook, the main drivers are now limited to the Cigar Lake mine in Canada, which is expected to increase production up to 18 million pounds U3O8 per year, and the Husab mine in Namibia, which is being built by a Chinese utility as a source of captive supply and continues to be projected to start production in 2016. For other projects to move forward to meet the production forecasts, uranium prices will need to increase appreciably to support their higher cost production profiles and the significant capital expenditures that will be required.

Secondary Uranium Supply

Primary mine production supplies approximately 94% of current demand, excluding inventory buildup. The balance of demand is supplied from secondary sources such as commercial inventories, reprocessing of spent fuel, sales by uranium enrichers and inventories held by governments, in particular the U.S. Department of Energy.

Excess commercial inventories, which were once one of the major sources of secondary supplies during the period from the early 1970s to the early 2000s, have largely been consumed; however, as a result of the shutdown of the German nuclear program and the continued shut down of the majority of the Japanese nuclear fleet, commercial inventories could become a more significant factor. A large source of secondary supplies continues to be government inventories, particularly in the U.S. and Russia. The disposition of these inventories may have a market impact over the next 10 to 20 years, although, the rate and timing of this material entering the market is uncertain.

Reprocessing of spent fuel is another source of secondary supply but is expected to satisfy roughly 6% of demand. Expansion of this secondary source would require major investments in facilities which could only be supported by a significant increase in long-term uranium prices.

UxC expects that secondary sources of supply will fall from 2015 levels of 44.3 million pounds U3O8 per year to 30.8 million pounds U3O8 per year by 2025.

Uranium Prices

Nuclear utilities purchase uranium primarily through long-term contracts. These contracts usually provide for deliveries to begin two to four years after they are signed and provide for delivery from four to ten years thereafter. In awarding medium- and long-term contracts electric utilities consider, the producer’s uranium reserves, record of performance and production cost profile, in addition to the commercial terms offered. Prices are established by a number of methods, including base prices adjusted by inflation indices, reference prices (generally spot price indicators, but also long-term reference prices) and annual price negotiations. Contracts may also contain annual volume flexibility, floor prices, ceiling prices and other negotiated provisions. Under these contracts, the actual price mechanisms are usually confidential.

2015 ANNUAL INFORMATION FORM          15

The long-term demand that actually enters the market is affected in a large part by utilities’ uncovered requirements. UxC estimates that uncovered demand is only 3.4 million pounds U3O8 or 2% of projected demand, including inventory buildup, in 2016. Uncovered demand, however, is projected by UxC to increase significantly over the period of 2016 to 2020, such that up to 72.9 million pounds remains uncovered for 2020, representing roughly 38% of projected demand in that year. Uncovered demand rises rapidly for years after 2020 to 173.6 million pounds for 2025, representing over 80% of projected total demand. At 173.6 million pounds, the uncovered demand in 2025 is estimated to be over 100% of total demand, excluding inventory buildup, from 2015 and approximately 7.9 million pounds U3O8 greater than the total production expected from new and existing mine production in 2025 – some of which is already committed to the covered portion of the demand projected in 2025. In order to address the rising portion of demand that is uncovered, utilities will have to return to the market and enter into long-term contracts. From 2006 to 2010, on average, roughly 40 million pounds U3O8 equivalent were purchased on the spot market per year and approximately 200 million pounds U3O8 equivalent were contracted in the long term market each year. By comparison, from 2011 to 2015, on average, roughly 48 million pounds U3O8 equivalent have been purchased on the spot market per year, while less than 100 million pounds U3O8 equivalent were contracted in the long term market on each year. In 2014 and 2015, long term contracting volumes were roughly 78 million pounds U3O8 per year. With low contract volumes in recent years and increasing uncovered requirements, we expect that long term contracting activity will have to increase in the future as utilities look to secure supply and move U3O8 through the nuclear fuel cycle in order to fuel the world’s growing fleet of nuclear reactors.

The long-term price is published on a monthly basis and began 2015 at $49.00 per pound U3O8. On historically low volumes, as noted above, the long-term price declined to $44.00 per pound U3O8 by the end of the year.

Electric utilities procure their remaining uranium requirements through spot and near-term purchases from uranium producers, traders and other suppliers. Historically, spot prices are more volatile than long-term prices. The spot price began the year at $35.50 per pound U3O8. It rose to $39.50 per pound U3O8 during the beginning of the year and then declined to $34.25 per pound U3O8 by the end of the year and was last quoted at $29.60 per pound U3O8 on March 21, 2016.

Given the strengthening of the US dollar relative to the currencies of the majority of the uranium producing countries (including Kazakhstan, Canada, and Australia), a relatively flat US dollar denominated spot price for uranium could reflect the fundamental strength of the uranium market. While other commodities have declined significantly in both US dollar terms and foreign currency terms (like oil in particular), uranium has remained relatively flat in US dollar terms and has seen significant increases in foreign currency terms. In Canada, for example, the spot price of uranium in Canadian dollar terms increased by over 15% in 2015. By comparison, the price of oil in Canadian dollar terms (West Texas Intermediate) has decreased by over 17% in 2015. The rising price of uranium in foreign currency terms should encourage spot market sales, which should put downward pressure on prices. Despite this, we saw the spot price for uranium remain relatively flat in 2015.

Competition

The uranium industry is small compared to other commodity industries, in particular other energy commodity industries. Uranium demand is international in scope but supply is characterized by a relatively small number of companies operating in only a few countries. Production by four producers accounted for approximately 62% of world production in 2015. In total ten producers represent 88.3% of the world’s production. The industry is also geographically concentrated with about 70% of the world’s production coming from only three countries: Kazakhstan, Canada and Australia. Kazakhstan is the largest producer, with production of approximately 40% of the total primary production in 2015.

2015 ANNUAL INFORMATION FORM          16

Competition is somewhat different amongst exploration and development companies focused on the discovery or development of a uranium deposit. Exploration for uranium is being carried out on various continents, but expenditures by public companies have been generally concentrated in recent years in Canada and in Africa. In Canada, exploration has focused on the Athabasca Basin region in northern Saskatchewan. Explorers have been drawn to the Athabasca Basin region by the high-grade uranium deposits that have produced some of the most successful uranium mines operating in the world today. Within the Athabasca Basin region, exploration is generally divided between activity that is occurring in the eastern portion of the Basin and the western portion of the Basin. The eastern Basin is a district that is defined by rich infrastructure associated with the existence of several operating uranium mines and uranium processing facilities. Infrastructure includes access to the provincial power grid and a network of provincial all weather highways. By comparison, in the western Basin, there are no operating uranium mines or processing facilities and access to the provincial power grid is not currently available. Several uranium discoveries have been made in the Athabasca Basin region in recent years, and competition for capital can be intense. In Africa, exploration activity has slowed in recent years as investment has been difficult to come by to fund the relatively low-grade and potentially high-cost operations that are expected to emerge from African uranium deposits.

DENISON’S OPERATIONS

McClean Lake

McClean Lake is comprised of several uranium deposits and a state of the art mill located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. McClean Lake is owned by Denison (22.5%) and its joint venture partners, ARC (70.0%) and OURD Canada Co., Ltd. (“OURD”) (7.5%). ARC is the operator/manager of the facility. Denison, ARC and OURD also jointly own the nearby Midwest project, although ownership percentages are slightly different. See “Mineral Properties – Midwest.” It is planned that the Midwest ore will be milled at the McClean Lake mill.

Development of the McClean Lake project began in March 1995. Construction and commissioning were completed in 1997. The JEB deposit was mined out and the ore stockpiled. The JEB pit was then converted in 1999 into the JEB Tailings Management Facility (“TMF”). The McClean Lake mill began production of uranium concentrates in 1999, processing ore from the JEB deposit. The first ore was fed to the mill on June 22, 1999 and commercial production was achieved on November 1, 1999. The mill operated until the end of June 2010 producing approximately 49.9 million pounds U3O8 when it was placed on stand-by due to a lack of ore.

In 2014 the McClean Lake mill re-commenced operations with the delivery of ore shipments from the Cigar Lake Mine, owned by the CLJV and operated by Cameco Corporation (“Cameco”). Operations continued in 2015, as described further below.

McClean Lake Mill

The McClean Lake mill is specially designed and constructed to process high grade uranium ores in a safe and environmentally responsible manner. The mill uses sulphuric acid and hydrogen peroxide leaching and a solvent extraction recovery process to extract and recover the uranium product from the ore. In addition to the mill facility, other infrastructure on the site includes a sulphuric acid plant, a ferric sulphate plant, an oxygen plant, an electricity transmission line tied into the provincial power grid, a 14 megawatt back-up diesel power plant, warehouses, shops, offices and living accommodations for site personnel. Mill facilities are being expanded from a current licensed capacity of 13.0 million pounds U3O8 per year up to 24.0 million pounds per year, to enable processing of 100% of ore production from the Cigar Lake mine which is expected to be 18 million pounds U3O8 per year. Construction of the expansion is expected to be completed in 2016 and is being fully funded by the CLJV.

2015 ANNUAL INFORMATION FORM          17

In 2014 the McClean Lake mill re-commenced operations and processed over 456,800 pounds of U3O8 with a 97.5% recovery rate. Re-start of the mill proceeded smoothly with no significant production problems. Mill feed consisted of a blend of Cigar Lake ores and stockpiled Sue B and McClean Lake North ores (mined via SABRE). In 2015, production ramped up and the mill produced approximately 11.3 million pounds of U3O8 with a 98.9% recovery including several months with production over 1.5 million pounds. Mill feed was primarily CLJV ore. Overall mill performance was acceptable with no major upsets in the areas of safety, the environment or production. Mill personnel continue to refine operational practices and procedures to further improve performance.

Mining

McClean Lake consists of nine known ore deposits, five of which have been mined out with some of the ore still stockpiled on the surface.

The first ore body, JEB, was mined from 1997 to 1999 and the ore was stockpiled. Mining of the Sue C ore body was completed in February 2002, and all of the ore was stockpiled on the surface. Mining was then suspended until the third quarter of 2005 when mining began on the Sue A, Sue E and Sue B deposits. Mining was completed at Sue A in the first quarter of 2006, at Sue E in the first quarter of 2008 and at Sue B at the end of 2008. Exploration activities for expansion of the known deposits and identification of new deposits are ongoing. See “Mineral Exploration – McClean Lake.”

Low-grade special waste from the mining of the JEB, Sue C, Sue A, Sue E and Sue B deposits has been disposed of in the mined-out Sue C pit. In the future Cigar Lake special waste will also be disposed of in the Sue C pit. By agreement between the CLJV and the MLJV, costs to upgrade the Sue Water Treatment Plant and costs to dewater the Sue C pit for Cigar Lake special waste will be shared 50/50 between the CLJV and the MLJV.

Operations

The table below shows the operating statistics for McClean Lake over the last five years.

	2015	2014	2013	2012	2011
Ore Milled (thousand tonnes)	24,912	8.4	-	-	-
Average Grade (% U3O8)	17.48	2.85	-	-	-
MLJV Production (thousand pounds U3O8)	10.7	112.4	-	-	-
Denison’s share MLJV Production (thousand pounds U3O8)	2.4	25.3	-	-	-
Toll Mill Production (thousand pounds U3O8)	11,294	344.4	-	-	-

Approximately 88,900 tonnes of Sue B and McClean Lake North ore (mined via SABRE) (see “Operations - Surface Access Borehole Resource Extraction Mining Program”), at an average grade of 0.38% U3O8, remain on the stockpile as at the end of 2015.

For information pertaining to taxes and royalties, see “Government Regulation – Canadian Royalties” and “Government Regulation – Canadian Income and Other Taxes.”

Tailings Disposal

The disposal of mill tailings in an environmentally acceptable manner has led to advances in the design and construction of new tailings management facilities. In the state-of-the-art TMF, tailings are deposited sub-aqueously in a paste form from a barge. This procedure minimizes tailings segregation, eliminates concerns of freezing and dust generation, and controls radiation and radon emissions from the pond. This facility has been designed to receive tailings from processing high-grade Midwest and Cigar Lake ores in addition to tailings from the McClean Lake deposits.

2015 ANNUAL INFORMATION FORM          18

In 2013, the TMF Optimization project was completed, which provides additional tailings capacity by increasing the efficiency of the currently licensed tailings space. This project entailed sloping of the TMF walls and placement of a bentonite liner and provides several years of tailings capacity based on current projected throughputs. A second project called the TMF Expansion is currently in progress and when completed is expected to provide additional storage capacity for future mine and toll milling production. This project entails expanding the TMF above the currently licensed elevation and will require the submittal of an amendment to the operating licence. The environmental, engineering and licensing work are underway and a formal submission to the applicable regulatory agencies is expected in 2016. Construction of the TMF Expansion will commence after receipt of regulatory approvals and as required by the progress of mining and milling operations.

Property

All of the surface facilities and the mine sites are located on lands owned by the Province of Saskatchewan. The right to use and occupy the lands was granted in a surface lease agreement with the Province of Saskatchewan. The original surface lease agreement of 1991 was replaced by a new agreement in 2002. This new surface lease is valid for a period of 33 years. Obligations under the surface lease agreement primarily relate to annual reporting regarding the status of the environment, land development and progress made on northern employment and business development. The McClean Lake surface lease covers an area of approximately 3,677 hectares.

Mill Licence

The McClean Lake site is operated under various permits, licences, leases and claims granted and renewed from time to time, all of which are currently in good standing. On July 25, 2005, the CNSC issued Mine Operating Licence, UMOL – MINEMILL – McCLEAN.02/2009 (the “Mine Operating Licence”) for a four-year term which expired on May 30, 2009. In September, 2008 ARC submitted the renewal application for a ten year licence to operate the McClean Lake mill. On June 30, 2009, the CNSC renewed the Mine Operating Licence for a period of eight years. In addition to renewal of all previously licensed activities, the new licence authorizes mining of the McClean North deposits using hydraulic borehole mining methods (SABRE) and included the care and maintenance activities at the Midwest site. Consequently the CNSC revoked the previous Midwest Uranium Site Preparation Licence. See “Denison’s Operations - Midwest Project Development” and “Operations - Surface Access Borehole Resource Extraction Mining Program”.

Environmental

The McClean Lake mill re-commenced operation in 2014. In 2015 there were six reportable spills, all of which were minor in nature and successfully remediated. There were five reportable exceedances in radiation doses to personnel, all of which were minor in nature and successfully remediated.

Cigar Lake Toll Milling

In 2002, Denison and its partners entered into an agreement with the CLJV to process Cigar Lake ore at the McClean Lake mill. Pursuant to that agreement, all Cigar Lake ore was to be leached at the McClean Lake mill with the pregnant aqueous solution being divided between the McClean Lake and Rabbit Lake facilities for processing into uranium concentrates. In order to process this Cigar Lake ore, an expansion of the McClean Lake mill was required. The expansion and modifications of the McClean Lake mill to raise its capacity to 13.0 million pounds U3O8 were completed in 2008 and all costs were paid for by the CLJV.

2015 ANNUAL INFORMATION FORM          19

As a result of delays in the startup of Cigar Lake and the exhaustion of permitted ore deposits at McClean Lake, the McClean Lake mill was placed on stand-by at the end of June of 2010. Under the Cigar Lake toll milling agreement, the CLJV funded virtually all of the McClean Lake stand-by costs. The relative proportion of the stand-by costs paid by each party was calculated on the basis of the percentage of mineral reserves between the McClean Lake and Cigar Lake joint ventures.

In 2011, the CLJV and the MLJV agreed to amend the toll milling agreement. Under the new milling arrangement, the McClean Lake operation is expected to process and package 100% of the uranium produced from the Cigar Lake mine. To accommodate the annual production of 18.0 million pounds U3O8 from the CLJV, the mill is being expanded to an annual capacity of 24.0 million pounds from the current licensed capacity of 13.0 million pounds. All costs for the expansion of the McClean Lake mill and a portion of the TMF Optimization and TMF Expansion (See “Denison’s Operations - McClean Lake - Tailings Disposal”) are paid for by the CLJV.

Surface Access Borehole Resource Extraction (SABRE) Mining Program

The SABRE program is developing a viable alternate mining method combining surface drilling and borehole mining technology. Benefits of the method may include a reduced time to production, reduced or deferred capital costs, as well as minimizing safety and environmental risks.

Hydraulic borehole mining is a technique used to extract materials through a small access borehole, typically less than one-half of a metre in diameter, resulting in a very small disturbance to the surface. A mining tool containing a high-pressure water jet nozzle is lowered through the access borehole in the overburden and sandstone to the mineralized horizon. The high-pressure water jet is used to cut or erode the mineral-bearing ore and create a slurry, enlarging the hole to three to four metres in diameter. The slurry is sent to surface using a slurry pump or an air lift system. On the surface, through a series of vibrating screens and settling ponds, the water is separated from the cuttings and returned back to the hole. Each mined out cavity is backfilled after completion with a cemented mixture in the mineralized horizon, and with non-mineralized drill cuttings in the remainder of the hole through the overlying sandstone and glacial overburden layers.

Between 2007 and 2012, approximately 2,100 tonnes of ore was recovered through various SABRE test mining programs, a portion of which has been fed to the mill between 2007 and 2014. As of the end of 2015, there was approximately 534 tonnes of McClean Lake North ores (mined via SABRE) yet to be processed at an average grade of 4.78% U3O8.

In 2013, further evaluation of the 2012 program results and the initial planning for the next phases of the SABRE program were carried out, including the preliminary evaluation of the application of SABRE for mining the Midwest and Caribou deposits. After the completion of several significant milestones in 2012 and 2013, a decision was made in late 2013 to suspend the SABRE program in 2014 in response to the low uranium price environment. In 2015 SABRE activities were limited to patent applications and upgrading down-hole sonar capabilities with the objective of improving surveying of cavity dimensions and mining performance. In 2016 an expanded program is planned for SABRE consisting of the purchase, installation and testing of a new solid / liquid separation system designed to improve the recovery of small uranium particles creating during the SABRE mining process. In addition, engineering activities are in progress to study the potential for significant productivity improvements designed to improve the overall economics of the process.

2015 ANNUAL INFORMATION FORM          20

McClean Lake Underground Project

An internal study evaluating the feasibility of mining of the McClean North, Caribou and Sue D deposits via conventional underground methods was completed in 2012. The material assumptions and projections of the internal study are outlined below.

The McClean North Deposits, discovered in the 1980’s, consist of a series of mineralized pods located approximately 165 metres below surface. These deposits were included in the 1991 McClean Lake feasibility study and are part of the approved 1991 McClean Lake Environmental Assessment. The Sue D deposit, discovered in the 1990’s, is located approximately 90 metres below surface and the Caribou deposit, discovered in the 2000’s, is located approximately 110 metres below surface. For further descriptions of the McClean North, Sue D and Caribou deposits see “Mineral Deposits – McClean Lake”.

Access to the deposits will be via a ramp from the existing SUE B open pit. This access approach allows development to proceed through stable ground conditions which positively affects costs, schedule and environmental impacts. Underhand cut and fill mining method using pastefill as backfill is planned to be employed to maximize recovery of the high value ore under poor ground conditions. Water management is a critical aspect of the design which led to the incorporation of a freeze wall surrounding the McClean North and Caribou deposits. Production mining will be completed via mechanical excavation (i.e. roadheader) due to the ore grades and the corresponding risk of high radiation exposures in McClean North and Caribou deposits, whereas a traditional drill and blast method will be used for Sue D. An average production rate of 270 tonnes per day is expected.

Mining recovery of 95% and a mining dilution factor of 20% have been assumed. The summary of the projected mine production by deposit is shown in the following table.

Summary of Mine Production by Deposit

Deposit	Ore Production (Tonnes)	Grade (%U3O8)	Minable Metal(1) (M lbs. U3O8)
Sue D	97,519	0.99	2.14

McClean North	204,326	2.26	10.19

Caribou	34,696	2.05	1.57

Total	336,541	1.87	13.90

Notes:
(1) Minable metal is presented on a 100% basis.

Mine ventilation will be provided by four vent raises from surface excavated using blind boring or raiseboring methods. Mine dewatering systems will be designed for 170% of anticipated inflows. A second independent system of the same capacity is planned to be on stand-by and will have a design capacity of 270% of the potential estimated uncontrolled water inflows. All mine water will report to the Sue Water Treatment Plant. The nearby Sue C open pit provides emergency water storage.

2015 ANNUAL INFORMATION FORM          21

Ore will be transported to the existing JEB Mill where no modifications are required to process the ore. Mill recoveries are predicted to be in the 97% range. Tailings and waste will be disposed of in the existing TMF. Construction of additional infrastructure is minimal due to the use of existing facilities.

The McClean North, Sue D and Caribou deposits are anticipated to produce approximately 13.5 million pounds U3O8 over a five year mine life following a three year development and construction period.

The 2012 internal study estimated the capital cost of the project at CAD$267.3 million and the mine, mill, site support, transport and other operating costs at CAD$24.01 per pound U3O8.

A production decision has been deferred due to the low uranium price environment.

Midwest

The Midwest project, owned 25.17% by Denison, 69.16% by ARC and 5.67% by OURD, is host to two significant uranium deposits: the Midwest deposit, discovered in 1978; and the Midwest A deposit, which was discovered in 2004/2005.

Midwest is located approximately 15 kilometres from the McClean Lake mill where the Midwest ore would be processed. See “McClean Lake.”

Deposits

The Midwest deposit (see “Mineral Properties – Midwest”) is expected to be the first to be mined. Various studies since its discovery in 1978 have examined the feasibility of mining by open pit, underground and SABRE methods.

2015 ANNUAL INFORMATION FORM          22

Following the significant increase in the price of uranium starting in 2003, exploration resumed in an area about 3 kilometres northeast of the Midwest deposit. This work led to the discovery of the Midwest A deposit as well as a number of other significant mineralized zones. See “Mineral Exploration – Midwest.”

Development

In December 2005, the project description for the development of the Midwest deposit was submitted to the CNSC, the Environmental Assessment Branch of the Saskatchewan Ministry of Environment and the Canadian Environmental Assessment Agency. This project description contemplated the Midwest deposit being mined by open pit and a further expansion of the McClean Lake mill.

The development of this deposit will involve draining the Mink Arm of the South McMahon Lake to construct an open pit mine. Other deposits and extensions located to the north, south and in the basement could be developed once the pit nears completion. Ore from this deposit would be trucked over a dedicated haul road to the McClean Lake mill.

In November 2007, the Midwest joint venture partners made a formal production decision to proceed with development of the Midwest deposit. The capital cost, including surface facilities, the water treatment plant, the haul road and the related mill expansion, was estimated at approximately CAD$435 million. Expenditures were estimated to be as follows: CAD$75 million for the water treatment plant, CAD$115 million for de-watering wells, CAD$100 million for infrastructure, CAD$35 million for mobile equipment and maintenance facilities, CAD$100 million for modification to the mill and CAD$10 million for miscellaneous capital expenses.

In November 2008, the Midwest joint venture partners announced that the development of the Midwest project would be delayed for an indefinite period. The delay was the result of the global economic climate, delays and uncertainties associated with the regulatory approval process, increasing capital and operating costs and the depressed state of the uranium market. Based on an update of the capital cost estimates completed in 2008, the capital cost increased approximately 50% from the previous estimate of CAD$435 million. Efforts to optimize the project continue, and the status of the project is expected to be reviewed periodically.

In September 2011, the final version of the Midwest Project Environmental Impact Statement (“EIS”) was submitted to provincial and federal governments. The Comprehensive Study Report was drafted by the CNSC and circulated for federal, provincial and aboriginal review. In September 2012, the Midwest EIS was approved.

The project has remained on care and maintenance and will continue to do so in 2016.

2015 ANNUAL INFORMATION FORM          23

MINERAL PROPERTIES

Dale Verran, MSc, Pr.Sci.Nat., Denison’s Vice President Exploration, who is a “Qualified Person” in accordance with the requirements of NI 43-101, is responsible for the mineral resource estimates for the Company’s properties and all disclosure of scientific or technical information concerning mineral projects in this AIF.

Summary of Mineral Reserves and Mineral Resources

The following tables show the Company’s estimate of mineral reserves and mineral resources as of December 31, 2015. NI 43-101 requires mining companies to disclose mineral reserve and resource estimates using the subcategories of proven mineral reserves, probable mineral reserves, measured mineral resources, indicated mineral resources and inferred mineral resources. Denison reports mineral reserves and mineral resources separately.

Proven Mineral Reserve Estimates

	100% Basis			Company Share
Project/Deposit	Tonnes (,000)	Grade % U3O8	Pounds of U3O8 (,000)	Pounds of U3O8 (,000)
McClean - Ore Stockpile	88.9	0.38	751	169

Measured Mineral Resource Estimates(1)(2)

	100% Basis			Company Share
Project/Deposit	Tonnes (,000)	Grade % U3O8	Pounds of U3O8 (,000)	Pounds of U3O8 (,000)
Mutanga - Mutanga	1,880.0	0.048	2,000	2,000

Indicated Mineral Resource Estimates(1)(2)

	100% Basis			Company Share
Project/Deposit	Tonnes (,000)	Grade % U3O8	Pounds of U3O8 (,000)	Pounds of U3O8 (,000)
McClean - Caribou	39.5	3.13	2,700	600
McClean - Sue D	122.8	1.05	2,800	600
McClean - McClean North	206.9	2.75	12,500	2,800
Midwest - Midwest(3)	354.0	5.50	42,900	10,800
Midwest - Midwest A	464.0	0.57	5,800	1,500
Wheeler - Phoenix	166.4	19.14	70,200	42,100
Waterbury - J Zone	291.0	2.00	12,800	7,900
Mutanga - Mutanga	8,400.0	0.031	5,800	5,800

Total Indicated Mineral Resources			155,500	72,100

2015 ANNUAL INFORMATION FORM          24

Inferred Mineral Resource Estimates(1)(4)

	100% Basis			Company Share
Project/Deposit	Tonnes (,000)	Grade % U3O8	Pounds of U3O8 (,000)	Pounds of U3O8 (,000)
McClean - Sue E (5)	483.4	0.69	7,300	1,600
McClean - Sue D	24.2	0.39	200	0
McClean - McClean North	3.3	0.79	100	0
Midwest - Midwest	25.0	0.80	400	100
Midwest - Midwest A	9.2	21.23	4,300	1,100
Wheeler - Phoenix	8.6	5.8	1,100	700
Wheeler - Gryphon	834.0	2.31	43,000	25,800
Mutanga - Mutanga	7,200.0	0.021	3,300	3,300
Mutanga - Dibwe	17,000.0	0.023	9,000	9,000
Mutanga - Dibwe East	39,800.0	0.032	28,200	28,200
Mutanga - Mutanga Ext	500.0	0.034	400	400
Mutanga - Mutanga East	200.0	0.032	100	100
Mutanga - Mutanga West	500.0	0.034	400	400

Total Inferred Mineral Resources			97,800	70,700

Notes:

(1)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.
(2)	The measured and indicated mineral resources were estimated at various cut-off grades. They are:

●	McClean Lake:	0.10% U3O8
●	Caribou:	0.35% U3O8
●	Midwest:	0.30% U3O8
●	Midwest A:	0.05% eU (0.059% eU3O8)
●	Phoenix:	0.80% U3O8
●	J Zone:	0.10% U3O8
●	Mutanga:	0.01% U3O8
(3)	The Company’s share of the indicated mineral resources at Midwest also contains 4.35% nickel (8.55 million pounds) and 0.34% cobalt (0.68 million pounds).
(4)	The inferred mineral resources were estimated at various cut-off grades. They are:

●	McClean Lake:	0.10% U3O8
●	Midwest:	0.30% U3O8
●	Midwest A:	0.05% eU (0.059% eU3O8)
●	Phoenix:	0.80% U3O8
●	Gryphon:	0.20% U3o8
●	Mutanga, Dibwe, Dibwe East:	0.01% U3O8
●	Mutanga Extension, East and West:	0.02% U3O8
(5)

The operator conducted confirmatory drilling on a portion of these mineral resources outside the designed pit and late in 2006 submitted a preliminary analysis detailing an inferred mineral resource of 2 million pounds on a 100% basis in this area, as compared to the 7.3 million pounds that Scott Wilson Roscoe Postle Associates Inc. (now RPA Inc,) has estimated in its February 2006 technical report. RPA Inc. has not re-estimated the mineral resource using the new drill information.

The mineral reserve and mineral resource information shown above is as reported in the various technical reports prepared in accordance with NI 43-101 and discussed in greater detail in this section of the AIF. The summary information above on Denison’s mineral reserve estimates was prepared from the year-end stockpile survey reported by ARC, the operator of the McClean Lake joint venture.

2015 ANNUAL INFORMATION FORM          25

The tables below detail the changes to the Company’s mineral reserve and mineral resource estimates from the financial year ended December 31, 2014 to December 31, 2015.

Change to Denison’s Share of Proven Mineral Reserves

(in thousands of pounds U3O8)

Reserves	December 31, 2014	2015 Additions (Deletions)	December 31, 2015
McClean - Ore Stockpile	171	(2)	169

Change to Denison’s Share of Mineral Resources(1)(2)

(in thousands of pounds U3O8)

Resources	December 31, 2014	2015 Additions (Deletions)(3)	December 31, 2015
Wheeler - Gryphon
Inferred	0	25,800	25,800
Waterbury - J Zone
Indicated	7,700	200(4)	7,900
Mongolia - Hairhan
Indicated	16,800	(16,800)(5)	0
Inferred	4,900	(4,900)(5)	0

Notes:

(1)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.
(2)

Inferred mineral resources have a greater amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher classification.

(3)

Additions or deletions of mineral resources include reassessment of geological data and new or updated technical reports. The increase at Wheeler River was the result of the completion of the initial resource estimate for the Gryphon deposit, which added inferred mineral resources of 43.0 million pounds U3O8 (of which Denison’s share is 25.8 million pounds U3O8).

(4)	Increase in resource associated with the Company’s acquisition of an additional 1.55% interest in the project in 2015.
(5)

In November 2015, Denison sold its Mongolian properties (and associated resources) to Uranium Industry a.s. Estimates of the mineral resources for these properties are not included in this AIF except as shown in the table above. For more information, see the Company’s annual information form for the year ended December 31, 2014.

McClean Lake

Property Description and Location

The McClean Lake project is owned by Denison (22.5%) and its joint venture partners, ARC (70.0%) and OURD (7.5%). ARC is the operator/manager of the project.

The McClean Lake property is located approximately 26 kilometres west of the Rabbit Lake mine and approximately 750 kilometres north of Saskatoon. The mineral property consists of four mineral leases covering an area of 1,147 hectares and 13 mineral claims covering an area of 3,111 hectares. The right to mine the McClean Lake deposits was acquired under these mineral leases, as renewed from time to time. Mineral leases are for terms of 10 years with the right to renew for successive 10-year periods provided that the leaseholders are not in default pursuant to the terms of the lease. The terms of the four mineral leases must be renewed between November 2015 and August 2016. A mineral claim grants the holder the right to explore for minerals within the claim lands and the right to apply for a mineral lease. Title to the mineral claims is secure until at least 2036. It is expected that the leases will be renewed in the normal course, as required, to enable all the McClean Lake deposits to be fully exploited.

2015 ANNUAL INFORMATION FORM          26

For additional information on mineral leases, mineral claims and surface leases, see “Government Regulation – Land Tenure” and “Denison’s Operations - McLean Lake Underground Project”.

The uranium produced from the McClean Lake deposits is subject to a uranium mining royalty in Saskatchewan in accordance with Part III of The Crown Mineral Royalty Regulations. See “Government Regulation - Canadian Royalties.” In addition, a royalty of 2% of the spot market price on all U3O8 produced from the Sue E deposit is payable to the previous owner of a portion of the deposit.

Accessibility, Climate, Infrastructure and Physiography

Access to the McClean Lake site is by both road and air. Goods are transported to the site by truck over an all–weather road connecting with the provincial highway system. Air transportation is provided through the Points North airstrip about 25 kilometres from the project site.

The nearest permanent community is Wollaston Post, about 50 kilometres from the property. Workers commute to and from the site by aircraft landing at Points North then by bus to the site. While at the site, workers reside in permanent camp facilities. Personnel are recruited from the northern communities and major population centres, such as Saskatoon, and normally work one week on and one week off.

Site activities are carried out all year, despite the cold weather during the winter months. Mean daily temperatures range from –25°C in January to +15°C in July. The average length of the frost–free period is about 90 days.

Water for industrial activities is obtained from one of the many lakes that surround the area. Electric power is obtained from the provincial grid with stand–by power available as required.

All tailings from the McClean Lake processing facility are deposited in the TMF. In addition, the TMF has been designed to receive tailings from the processing of the high–grade Midwest and Cigar Lake ores.

The terrain at McClean Lake is typical of the Athabasca Basin area with glacial drift features following northeast–southwest trends to produce sand and gravel ridges. These ridges are surrounded by low–lying ground which is often water logged and dominated by muskeg. Small ponds and lakes cover over 25% of the area. Jack pine and spruce, rarely more than 10 metres high, are the predominant trees. Surface elevations range from 400 to 500 metres above sea level.

History

Canadian Occidental Petroleum Limited (“Canadian Oxy”) began exploring for uranium in northern Saskatchewan in 1974 in the area between the Rabbit Lake deposit and the Midwest Lake area where uraniferous boulder trains had been found previously. In April 1977, Canadian Oxy entered into a joint venture agreement with Inco Limited. During a diamond drilling program in 1977, one of the 47 drilled holes encountered encouraging uranium mineralization. During the next two years, extensive exploration work, including airborne geophysics, electromagnetic surveys and diamond drilling were conducted.

2015 ANNUAL INFORMATION FORM          27

Mineralization was discovered at McClean Lake (the McClean North deposit) in January 1979 and follow up drilling later that year confirmed the existence of significant unconformity type uranium mineralization. Subsequent exploration resulted in the discovery in 1980 of the McClean South zone and the JEB deposit in 1982. The Sue deposits were discovered between 1988 and 1991, and the Caribou deposit in 2002.

In 1993, the owners of the Midwest and McClean Lake projects agreed to combine the two projects and develop them as a complementary development. Ownership interests in the respective joint ventures were interchanged, resulting in the Company acquiring a 22.5% interest in McClean Lake.

Geological Setting

The McClean Lake uranium deposits lie near the eastern margin of the Athabasca Basin in the Churchill Structural Province of the Canadian Shield. The bedrock geology of the area consists of Precambrian gneisses unconformably overlain by flat lying, unmetamorphosed sandstones and conglomerates of the Athabasca Group. The Precambrian basement complex is composed of an overlying Aphebian aged supracrustal metasedimentary unit infolded into the older Archean gneisses. The younger Helikian aged, Athabasca sandstone was deposited onto this basement complex. The basement surface is marked by a paleoweathered zone with lateritic characteristics referred to as regolith.

Exploration

Uranium mineralization at McClean North was discovered in January 1979 following extensive airborne electromagnetic surveying and drilling in the McClean Lake area. Further drilling led to the discovery of the McClean South trend in 1980. In the late 1980s, further airborne and ground geophysics, percussion and reconnaissance diamond drilling and delineation diamond drilling were carried out on the McClean North deposits.

Following the discovery of the Sue A deposit in 1988, diamond drilling was continued along the Sue trend leading to the discovery of the Sue E deposit in late 1991; however, it did not undergo development drilling until 2001. Sue D was explored by diamond drilling from the surface from 1989 to 1992 with additional fill-in holes drilled between 1994 and 2001.

The Caribou deposit was discovered during a winter drilling program in 2002.

Mineralization

Excluding the JEB deposit, which was mined out several years ago and which is now used as the TMF, the McClean Lake mineral resources are located along two “trends” of mineralization, the Sue trend and the McClean trend. The Caribou pod is a singular deposit at this time.

The mineralized zones in the McClean trend occur as sausage–shaped pods straddling the unconformity between the Athabasca sandstones and the crystalline basement. The high grade part of the mineralized pods undulates from 13 metres above to 13 metres below the unconformity contact which is, on average, at a depth of 160 metres below the surface in this area. The host rocks for the mineralization are altered sandstones and Aphebian basement rocks usually altered to clay–rich rocks. There are 11 discrete pods, arranged along two separate but parallel trends (termed the North and South zones) separated by approximately 500 metres. Generally, mineralization in the basement is at the eastern extremity of the combined zone. Uranium mineralization is hosted in hematite altered clay–rich zones in which illite forms massive layers. Uranium occurs as fine–grained coffinite, as veinlets and nodules of pitchblende and as massive masses of pitchblende/uraninite. Highly variable but generally small amounts of nickel arsenides are associated with the uranium.

2015 ANNUAL INFORMATION FORM          28

The deposits of the Sue trend line up along the western flank of the Collins Bay dome. These deposits trend north-south along or near a steeply east-dipping unit of graphitic gneiss within a 4.2 kilometre long basement conductor. Mining has been completed at Sue A, Sue B, Sue C and Sue E. The Sue D deposit lies north of Sue E and south of the Sue C pit along the Sue trend. Uranium mineralization is hosted by faulted/fractured brecciated and altered graphitic paragneiss.

Caribou is an unconformity related deposit similar to such deposits as Collins Bay and Midwest. The Caribou mineralization occurs at 110 metres below surface and consists primarily of uranium oxides (uraninite and pitchblende) with a suite of nickel-cobalt arsenides in a clay-altered matrix within the sandstones and fault breccias in the basement. The mineralization is concentrated along the sub-Athabasca unconformity.

Drilling

As of April 30, 1990, 416 diamond drill holes totaling 81,800 metres had been drilled into the McClean North and McClean South zones.

Sue D was explored by diamond drilling from surface from 1989 to 2001 with 70 holes totaling 13,395 metres drilled.

At Sue E, a total of 135 diamond drill holes have been cored for a total of 23,757 metres. Drill spacing was at 10 metre centres on 12.5 metre lines on all of the above properties. Open pit mining was completed in 2008; however there are mineral resources south of the existing pit wall that could be extracted by underground mining methods.

The Caribou deposit was explored in 2002 with the drilling of 44 diamond drill holes for a total of 7,022 metres. Holes were drilled on 12.5-metre sections at a spacing of 5 metres.

Sampling and Analysis

The following description applies to all exploration on the McClean Lake property.

Following the completion of a drill hole, the hole is radiometrically logged using a downhole slim-line gamma probe. The gamma-log results provide an immediate equivalent uranium value (eU3O8%) for the hole, which, except in high grade zones, is reasonably accurate. The gamma-log results, however, have not been used for the purposes of estimating mineral reserves.

Sample intervals are generally 50 centimetres long, except where higher or lower grade mineralization boundaries fall within the interval. In that case, two 25 centimetre samples are collected. Flank samples of 1.0 metre are always collected where mineralization is located. A background geochemistry sample is collected every 10 metres down the hole.

All sampled core is split in half, one half retained and the other sent to an independent laboratory. Lost core is not an issue at the McClean project as core recovery has been good. Control samples are routinely assayed with each batch of core samples analyzed.

2015 ANNUAL INFORMATION FORM          29

The mineralization in the various McClean deposits is highly variable in both mineralogy and uranium content. The principal minerals identified in the deposits are pitchblende, uraninite and niccolite. As a result of the highly variable uranium content, a variable density formula was developed for the McClean deposits. This formula was modified over the years to account for the fact that it originally tended to underestimate U3O8 content where the U3O8 values were associated with high values of nickel and arsenic.

Security of Samples

No opinion can be given regarding security of samples in the mid to late 1970s and the late 1980s other than to indicate that subsequent geological work and all metallurgical and geotechnical work have confirmed the results. All procedures reviewed follow generally accepted industry practice. A good demonstration of the reliability is that JEB and the Sue deposits (A, B, C, and E) have been mined out and more uranium has been recovered into stockpiles than had been estimated from surface drilling.

Mineral Reserve and Mineral Resource Estimates

Estimation procedures have evolved over the years. At the time of the feasibility study in 1990, polygonal methods were used for the JEB, the Sue A, the Sue B, the Sue C deposits and for the McClean zones. Prior to the start of mining at the JEB deposit, the mineral reserves were re-evaluated using computerized methods whereby block models were constructed and geostatistical methods were implemented. Much more recently, these mineral resource estimates have been further refined using Whittle pit optimization software. Appropriate tests and audits of the databases on all the McClean deposits have been carried out by qualified Denison personnel. In the case of JEB, Sue C and Sue B, the amount of U3O8 recovered into stockpiles was higher than that estimated from surface drilling.

The Company received a technical report from Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”), now RPA Inc., dated November 21, 2005, as revised February 16, 2006, on its mineral reserves and mineral resources at certain of the deposits at McClean Lake in which it has an interest entitled “Technical Report on the Denison Mines Inc. Uranium Properties, Saskatchewan, Canada” (the “McClean Technical Report”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com. Richard E. Routledge, M.Sc., P. Geo. and James W. Hendry, P. Eng., are the independent Qualified Persons for the McClean Technical Report for the purposes of the requirements of NI 43-101. The mineral resource estimates for Caribou, as reported in the McClean Technical Report, are as shown in “Mineral Properties – Summary of Mineral Reserves and Resources.”

In preparing the McClean Technical Report, Scott Wilson RPA reviewed previous estimates of mineral reserves and mineral resources at the applicable properties, and examined and analyzed data supporting the previous estimates, as well as other available data regarding the properties, including extensive information from ARC.

For the Sue E deposit, Scott Wilson RPA constructed a block model using indicator kriging to both map out and geologically constrain mineralized areas. A block that had at least one nearby composite within 10 metres of its centre, and that had composites from at least two different drill holes in its search neighbourhood was classified as part of the indicated mineral resource. The indicated mineral resource was evaluated by Scott Wilson RPA using Whittle economic evaluation software showing that the Sue E pit economics were robust and mineral reserves were estimated. Mining was completed at the Sue E pit during 2008 recovering about 91% of the probable mineral reserves estimated by Scott Wilson RPA. Scott Wilson RPA classified approximately 7.3 million of the pounds outside the current pit as inferred mineral resources. Confirmatory drilling in 2006 by the operator has indicated that this may be reduced to 2.0 million pounds. Scott Wilson RPA has not re-estimated the mineral resources based on this drilling. Denison believes there may be potential to economically extract this material in the future.

2015 ANNUAL INFORMATION FORM          30

The mineral resource estimate for the Caribou deposit is based on a block model for which grade was interpolated using ordinary kriging. Since there were no plans for the mining of this deposit at the date of the McClean Technical Report, the economic potential was not evaluated and mineral reserves were not estimated.

The Company received a technical report from Scott Wilson RPA dated March 31, 2006 on its mineral resources at the Sue D deposit entitled “Technical Report on the Sue D Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” (the “Sue D Report”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com. Richard E. Routledge, M.Sc., P. Geo. and James W. Hendry, P. Eng., are the independent Qualified Persons for the Sue D Report for the purposes of the requirements of NI 43-101. Scott Wilson RPA carried out an independent mineral resource estimate for Sue D by conventional 3-D computer block modeling. A minimum vertical mining width of two metres was employed with a 0.1% U3O8 cut-off.

Due to the significant increase in the price of uranium from 2004 to 2006, Denison requested Scott Wilson RPA to re-evaluate the uranium resources in the McClean North trend that are amenable to other methods of mining. The original McClean Technical Report had only evaluated mineral resources and mineral reserves of the high grade portions under the assumption that they would be mined using a blind shaft mining method. The Company received a technical report from Scott Wilson RPA dated January 31, 2007, on the mineral reserves and resources at the McClean North uranium project entitled “Technical Report on the McClean North Uranium Deposit Mineral Resource Estimate, Saskatchewan, Canada” (the “McClean North Technical Report”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com. Richard E. Routledge, M.Sc., P. Geo. is the independent Qualified Person for the McClean North Technical Report for the purposes of the requirements of NI 43-101.

The re-evaluation of McClean North was carried out by conventional 3-D computer block modeling. Wire frames were constructed for each of pods 1, 2 and 5. The estimate included internal dilution, but not external dilution, and was carried out at a 0.1% U3O8 cut-off. This mineral resource estimate is based entirely on diamond drill information. Block cell dimensions were selected at 8 metre model grid east west x 5 metre model grid north south and a 2 metre bench height or approximately 180 tonnes/block. Scott Wilson RPA constructed a mineral resource wireframe based on kriging, and constructed a special waste wireframe, that generally surrounds the mineral resource wireframe, using similar kriging parameters but with larger search distances. Subsequent to this report, the Company reviewed the block model and estimation procedures and revised slightly the mineral resource estimate for the McClean North deposit.

2015 ANNUAL INFORMATION FORM          31

Midwest

Property Description and Location

The Midwest and Midwest A uranium deposits at the Midwest project are two of several high-grade deposits at or near the contact between the basement complex and the sandstone in the Athabasca Basin in northern Saskatchewan. Midwest is owned by Denison (25.17%) and its joint venture partners, ARC (69.16%) and OURD (5.67%). ARC is the operator/manager. Denison, ARC and OURD are also the joint venture partners in the McClean Lake joint venture and the owners of the McClean Lake mill. It is currently planned that the Midwest ore will be processed at the McClean Lake mill.

The Midwest project is located near South McMahon Lake approximately 15 kilometres from the McClean Lake mill. The site is approximately 750 kilometres north of Saskatoon.

Since the completion of the underground test mine at the Midwest deposit in 1988 and 1989, the site has been under an environmental monitoring and site security surveillance program. At present, there is an inactive water treatment plant, two water storage ponds and a core storage area on the site and a dam in the Mink Arm of South McMahon Lake. All of the facilities used in the test mine program and all of the existing surface facilities are located on lands owned by the Province of Saskatchewan. The right to use and occupy the lands was granted in a surface lease agreement with the Province of Saskatchewan. The original surface lease agreement of 1988 was replaced by a new agreement in 2002. This new surface lease is valid for a period of 33 years. Obligations under the surface lease agreement primarily relate to annual reporting regarding the status of the environment, the land development and progress made on northern employment and business development. The Midwest surface lease covers an area of approximately 646 hectares.

The mineral property consists of three contiguous mineral leases covering an area of 1,426 hectares. The right to mine the Midwest deposit was acquired under these mineral leases, as renewed from time to time. The mineral leases are for terms of 10 years with the right to renew for successive subsequent 10 year periods, provided that the leaseholders are not in default pursuant to the terms of the lease. The term of one of the mineral leases expires in December 2023 and the other two expire in December 2018. The Company expects that the leases will be renewed in the normal course, as required, to enable the Midwest deposit to be fully exploited.

For additional information on mineral leases and surface leases, see “Government Regulation – Land Tenure.”

The uranium produced from the two Midwest deposits is subject to a uranium mining royalty in Saskatchewan in accordance with Part III of The Crown Mineral Royalty Regulations. See “Government Regulation - Canadian Royalties.” In addition, a portion of Denison’s interest in the Midwest project (i.e. 5.5% of the project reducing to 3.44% after payout) is subject to a sliding–scale, gross overriding royalty ranging from 2% to 4% payable to two previous owners of a portion of the Midwest project.

Accessibility, Climate, Infrastructure and Physiography

Access to the Midwest project is by both road and air. Goods are transported to the site by truck over an all–weather road that connects to the provincial highway system. Air transportation is provided through the Points North airstrip approximately 4 kilometres from the project site. The nearest permanent community is Wollaston Post, about 70 kilometres from the property on the other side of Wollaston Lake.

2015 ANNUAL INFORMATION FORM          32

Site activities are carried out all year despite the cold weather during the winter months. Mean daily temperatures range from –25°C in January to +15°C in July. The average length of the frost–free period is about 90 days.

Water for industrial activities is obtained from one of the many lakes that surround the area. Electric power can be accessed from the provincial grid through nearby Points North.

No tailings storage areas are expected to be required at Midwest since it is planned that all Midwest ore will be transported to the McClean Lake mill for processing, with all resulting tailings being disposed of in McClean Lake’s licensed TMF.

Surface facilities and infrastructure at the Midwest project will consist of a water treatment plant and other facilities necessary to support the mining operation and the ore shipment activities. Ample area for these facilities is available on the existing surface lease.

The terrain at Midwest is typical of the Athabasca Basin area with glacial drift features following northeast-southwest trends to produce sand and gravel ridges. These ridges are surrounded by low lying ground which is often water logged and dominated by muskeg. Over 25% of the area is covered by small ponds and lakes. Jack pine and spruce, rarely more than 10 metres high, are the predominant trees. Surface elevations range from 400 to 500 metres above sea level.

History

Initial exploration work in the vicinity of the two Midwest deposits began in 1966. Canada Wide Mines Ltd., a subsidiary of Esso Resources Canada Ltd., was operator of the project from 1968 to 1982. From 1968 to 1975, exploration was carried out on an exploration permit which included the area covered by the current mineral leases. Most of the work was concentrated on the area near South McMahon Lake where uranium mineralized boulders were found. In 1974, the exploration permit was changed to mineral leases.

During the winter season of 1977, one of the holes drilled through the unconformity encountered mineralization. In January 1978, the Midwest deposit was intersected by the first drill holes. During 1978 through 1980, a further 439 holes were drilled (for a total of about 650) to delineate the deposit and to explore the surrounding area of the mineral leases.

In 1987, Denison acquired a 45% interest in the Midwest project and became the operator. An underground test mine program was completed in 1989 which confirmed the results of the surface drilling program and identified a high-grade mineral reserve containing 35.7 million pounds of U3O8 at an average diluted grade of 4.5% U3O8, mineable by underground methods.

In 1993, the respective owners of McClean Lake and Midwest combined their interests to make one complementary project with one mill at McClean Lake. In order to accomplish this, a portion of Denison’s interest in Midwest was exchanged for an interest in McClean Lake. This transaction, together with several related ownership changes, resulted in Denison’s ownership interest in Midwest being reduced to 19.5% and Minatco, ARC’s predecessor in title, becoming the operator.

In 1999, Denison increased its interest in Midwest by 5.50% through the exercise of first refusal rights. With the uncertainty of the timing and costs of the Midwest development and the desire to eliminate the obligation to pay advance and future royalties on production from Midwest, Denison decreased its interest in Midwest from 25% to 19.96% effective March 31, 2001. ARC, the operator/manager of Midwest, also reduced its interest from 70.5% to 54.84% for the same reason.

2015 ANNUAL INFORMATION FORM          33

At the end of 2004, in order to take advantage of rapidly increasing uranium prices, Denison again increased its interest at Midwest, along with its joint venture partners, by buying the 20.70% interest in Midwest then held by Redstone Resources Inc. This purchase permitted Denison to acquire a further 5.21% interest in Midwest, bringing its interest to 25.17%. ARC’s interest increased to 69.16% and OURD’s interest increased to 5.67%.

Exploration activities resumed in 2004 some three kilometres to the northeast of the Midwest deposit to test ground around a historic hole MW338 that had returned an isolated intercept of 3.8 metres at 6.9% U3O8. Continuing exploration identified the Midwest A deposit and several other mineralized areas, including the Josie Zone, lying between the Midwest and the Midwest A deposits.

Geological Setting

The Midwest uranium deposits lie near the eastern margin of the Athabasca Basin in the Churchill Structural Province of the Canadian Shield. The bedrock geology of the area consists of Precambrian gneisses unconformably overlain by flat lying, unmetamorphosed sandstones and conglomerates of the Athabasca Group. The Precambrian basement rocks are Aphebian–aged, are termed the Wollaston Group, and are essentially graphitic pelitic metasediments. These pelitic metasediments form a steeply dipping syncline which trends northeast. The basement surface is marked by a paleoweathered zone with lateritic characteristics referred to as regolith.

Exploration

Initial work on the property was a regional airborne geophysical survey, which located conductors below the sandstone cover. Ground prospecting identified a radioactive boulder field, and subsequent drill testing of the conductors located the mineralization in 1978.

After Denison acquired a 45% interest in the project and became the operator in 1987, an underground exploration test mine program was initiated at the Midwest deposit. From the fall of 1988 through April 1989, a 3.7 metre diameter shaft was sunk to a depth of 185 metres on the west shore of the Mink Arm of South McMahon Lake. From a depth of 170 metres, a crosscut was driven a total of 180 metres east. At the end of the crosscut, a blind-hole boring rig was installed to test the unconformity and related mineralization. Blind–hole boring of two 1.2 metre diameter holes through the mineralization was then carried out.

The two known uranium occurrences in the area (Midwest deposit and Midwest A deposit) lie along a long resistivity low corresponding to a conductor associated with the graphite-bearing gneissic units of the basement. The other exploration tool of choice is rock geochemistry and clay mineralogy in drill hole core samples, mostly to define alteration haloes in the overlying Athabasca sandstone.

Mineralization

The Midwest deposit is sausage–shaped, 215 metres long with two main pods of high–grade mineralization separated by a 50 metre long section of low grade disseminated mineralization, at a depth of approximately 200 metres below surface. The average width is 80 metres with a maximum of 128 metres. Thickness of the zone averages 10 metres with a maximum of 30 metres. Overall, the deposit is high grade at 5.50% U3O8. Nickel and arsenic average grades are high, at 4.35% and 5.3% respectively.

2015 ANNUAL INFORMATION FORM          34

The Midwest deposit is representative of typical unconformity style mineralization, whereby 99.5% of the resources are located at the basement sandstone contact either in the basal conglomerate or in the upper basement unit.

Locally, mineralized lenses occur along steep faults above and below the main unconformity mineralization. These are termed “perched” and “deep basement mineralization” respectively.

The Midwest A deposit is located at a depth of between 175 and 210 metres below the surface. It consists of several sub-parallel high-grade mineralized zones. These zones are surrounded by low-grade remobilized and clay-rich mineralization. The mineralized zones also exhibit structurally controlled roots that extend as much as 70 metres beneath the unconformity.

Drilling

Over 650 drill holes have tested the Midwest property prior to 2004, of which 100 surface (and wedged extensions) and three underground holes have been used for resource estimations. Eighty of these are NQ diamond drill holes from the surface, 20 are PQ holes drilled for metallurgical test work, and three are confirmation holes drilled from the underground crosscut. All of the surface holes were geologically and geotechnically logged and sampled by previous owners, while the underground holes were logged and sampled by Denison.

Of the 103 holes used for estimation of the Midwest resources, 22 did not have downhole survey information and therefore were assumed to be vertical. A statistical analysis carried out in 1982 indicated that at the 285 metre level, these supposedly vertical holes could have deviated by as much as 12 metres with an average of roughly five metres. Sensitivity studies have been carried out and indicate that, if the block boundaries remain fixed, the uncertainty in hole location for these 22 holes causes a fluctuation of 8% in tonnes, 5% in metal content and 3% in grade.

The mineral resource estimate for Midwest A is based on 85 core holes drilled between 2005 and 2007, as well as 29 vertical core holes drilled in 1979 and 1980, and in 1989. Additional drilling has been carried out since the date of the mineral resource estimate.

Sampling and Analysis

Due to the nature of the mineralization, lost core is a significant issue. Lost core ranges between 0% and 50%, with an average core loss of 33% for the drill holes included in the mineral resource estimate for the Midwest deposit. The original owners initiated a convention which is conservative and has withstood many audit procedures over the years. The value assigned to lost core is the lowest assay of recovered material from one of three samples. These samples are: (1) the sample within which the lost core occurs; (2) the sample immediately above the one containing the lost core; and, (3) the sample immediately below the one containing the lost core.

Core recovery from the 2005 to 2007 Midwest A drilling was substantially improved in relation to earlier drilling, with 86% overall core recovery. The sections of poor core recovery occur with more frequency in the sandstone just above the unconformity.

Geochemical rock samples from the 2005 to 2007 drilling were shipped to and analysed by Saskatchewan Research Council Geoanalytical Laboratories (“SRC”) in Saskatoon. Quality control procedures in place at SRC include a systemic insertion of blanks, duplicates and standards. Radiometric data are converted into % eU in a standard manner.

2015 ANNUAL INFORMATION FORM          35

Security of Samples

No opinion can be given regarding security of samples by the previous owners in the mid to late 1970s, other than to indicate that subsequent geological work, and all metallurgical and geotechnical work, including the sinking of a shaft and a test mining program in the late 1980s, have given no cause to doubt the veracity of the samples from which the mineral resource estimations are based. The best confirmation that proper security of samples was maintained is the previously mentioned report on the assay data, where the assay data base was checked at two external labs and found to contain an average variation of only 4% for values greater than 0.5% U3O8.

No special security measures have been used for the core samples from drilling since 2005. Samples were transported to the core shack and logging facility in sealed, standard, wooden core boxes, where they were photographed, logged, radiometrically scanned and, in some cases, split or chipped. Bagged samples were shipped to SRC in plastic pails or metallic containers.

Mineral Reserve and Mineral Resource Estimates

From June 1978 to October 1980, there were a total of 13 discrete “reserve estimation” reports published on the Midwest deposit by the previous owners.

The Company retained Scott Wilson RPA to independently review and audit its previously reported mineral reserves and resources in accordance with the requirements of NI 43-101. The Company received a technical report from Scott Wilson RPA dated June 1, 2005, revised on February 14, 2006, on its mineral reserves and resources at the Midwest uranium project entitled “Technical Report on the Midwest Uranium Deposit Mineral Resource and Mineral Reserve Estimates, Saskatchewan, Canada” (the “Midwest Technical Report”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com. Richard E. Routledge, M.Sc., P. Geo., James W. Hendry, P. Eng. and Luke Evans, M.Sc., P. Eng. are the independent Qualified Persons for the Midwest Technical Report for the purposes of the requirements of NI 43-101.

In preparing the Midwest Technical Report, Scott Wilson RPA reviewed previous estimates of mineral reserves and mineral resources, and examined and analyzed data supporting the previous estimates, as well as other available data regarding the properties, including extensive information from ARC. For the purpose of the economic analysis for determining open pit mineral reserves for the deposit, Scott Wilson RPA used a 0.3% U3O8 mining cut-off, mining costs based on previous actual operating experience at Sue C, historical milling costs at the JEB mill and a uranium price of $23.20 per pound of U3O8. Scott Wilson RPA constructed a block model based on a total of 265 surface drill holes. Scott Wilson RPA adopted the ARC unconformity and sandstone mineralization interpretation with some minor modifications. The total mineral reserve in the Scott Wilson RPA estimate is approximately 24% greater than the previously reported estimates due to the addition of the South Extension Zone and increased U3O8 grade estimates due to the application of a density weighted methodology. This block model was then used as the basis for evaluation of open pit economics using an industry standard Whittle software analysis program. As a result of increased costs and other economic factors, the Midwest mineral reserves were reclassified to mineral resources in 2008 pending a decision to proceed with the development of the Midwest deposit.

2015 ANNUAL INFORMATION FORM          36

Midwest Mineral Resources (1)(2)(3)(4)(5)

	100% Basis			Company Share
Category	Tonnes (,000)	Grade (% U3O8)	Pounds of U3O8 (,000)	Pounds of U3O8 (,000)
Indicated	354.0	5.50	42,900	10,800
Inferred	25.0	0.80	400	100

Notes:

(1)

The Midwest Technical Report estimated probable mineral reserves but they were reclassified by the Company to indicated mineral resources in 2008 as a result of the decision not to proceed with the development of the project at that time.

(2)	The cut-off grade for the Midwest indicated mineral resources is 0.30% U3O8.
(3)	The indicated mineral resources also contain 4.35% nickel (Company share of 8.55 million pounds) and 0.34% cobalt (Company share of 0.68 million pounds).
(4)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.
(5)

Inferred mineral resources have a greater amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher classification.

Geostat was retained to complete an independent technical review of the Midwest A uranium deposit. Geostat’s review was carried out and a report was prepared in compliance with the standards of NI 43-101. The Company received Geostat’s report on the mineral resources of the Midwest A deposit, dated January 31, 2008, entitled “Technical Report on the Midwest A Uranium Deposit of Saskatchewan, Canada” (the “Midwest A Technical Report”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com. Michel Dagbert, P. Eng is the independent Qualified Person for the Midwest A Technical Report for the purposes of the requirements of NI 43-101.

In preparing the Midwest A Technical Report, Geostat delineated mineralized envelopes on drill section planes at 25 metre intervals, mostly based on equivalent uranium grades and a cut-off of 0.05% eU. As a general rule, the mineralized shapes look simple on both extremities of the zone while they seem to have a more complex geometry in the centre part of the zone. In that centre part, a small high-grade pod is defined within the outline of the mineralized zone itself around a few intercepts of significant length and consistently showing high grades, generally above 10% eU.

Once mineralized solids and the location and cut-off grades of composites within those solids were defined, the next step was to fill the solids with small blocks on a regular grid and interpolate the grade of each block from the grades of composites close to the blocks. Blocks of the current mineral resource model are 10 x 10 x 3 metres and they are oriented along the strike of the deposit. The procedure used calculates the proportion of each mineralized solid in each mineral resource block on the regular grid. Altogether, 1,461 mineral resource blocks have some mineralized material with proportions ranging from 0.6% to 100%, and an average of 47.6%.

Volumes of mineralized material of each solid, obtained by adding block fractions, are reasonably close to the mineralized solid volumes. For the low-grade solids, the interpolation of the uranium grade of the block fraction in a given solid is done with ordinary kriging following search conditions as defined by variography routines. With the above conditions, the grade of all low-grade fractions in the 1,461 blocks can be interpolated. For the high-grade solid (only 73 blocks with some fraction of that material from 0.2% to 49.2%), no local block grade interpolation was attempted. An 18% U fixed value (reasonably close to the average composite grade of 18.6% U) has been assigned to all block fractions. This approach corresponds to kriging with a pure nugget effect variogram.

2015 ANNUAL INFORMATION FORM          37

The mineral resource block model leads to mineral resource estimates provided that volumes are converted into tonnages. Since at this time, there are no density measurements from Midwest A core samples, densities used are based on the density model defined for the nearby Midwest deposit. In this model, fixed densities (from 2.24 to 2.34 tonnes per cubic metre) are assigned to material in given uranium grade categories (from 0 to 6% U), and a fixed density of 2.8 tonnes per cubic metre is used for the high-grade material.

Geostat classified the Midwest A mineral resources as follows:

Midwest A Mineral Resources(1)(2)(3)(4)

	100% Basis			Company Share
Category	Tonnes (,000)	Grade (% U3O8)	Pounds of U3O8 (,000)	Pounds of U3O8 (,000)
Indicated Inferred	464.0 9.2	0.57 21.23	5,800 4,300	1,500 1,100

Notes:

(1)	The mineral resource estimates comply with the requirements of NI 43-101 and the classifications comply with CIM definition standards.
(2)	The cut-off grade is 0.05% eU.
(3)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.
(4)

Inferred mineral resources have a greater amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher classification.

Other Midwest Information

For taxes and royalties, see “Government Regulation – Canadian Royalties” and “Government Regulation – Canadian Income and Other Taxes.”

2015 ANNUAL INFORMATION FORM          38

Wheeler River Property

Property Description and Location

Denison has a 60% interest in the Wheeler River Joint Venture consisting of 19 mineral claims totaling 11,720 hectares in northern Saskatchewan. Denison has been the operator since November 10, 2004. The other partners are Cameco (30%) and JCU (Canada) Exploration Company, Limited (“JCU”) (10%). There are no back-in rights or royalties applicable to this property. There is an annual requirement of CAD$0.3 million either in work or cash to maintain title to the mineral claims. Based on previous work submitted and approved by the Province of Saskatchewan, title is secure until 2035.

2015 ANNUAL INFORMATION FORM          39

As shown on the map above, the Wheeler River property is located along the eastern edge of the Athabasca Basin in northern Saskatchewan and is located approximately 35 km north-northeast of the Key Lake mill and 35 km southwest of the McArthur River uranium mine. The Wheeler River property is host to the Phoenix uranium deposit and the Gryphon uranium deposit, discovered in 2008 and 2014 respectively.

Accessibility, Climate, Infrastructure and Physiography

Access to the Wheeler River property is by road or air from Saskatoon. The property is well located with respect to all-weather roads and the provincial power grid. Vehicle access to the property is by the provincial highway system to the Key Lake mill then by the ore haul road between the Key Lake and McArthur River operations to the eastern part of the property. An older access road, the Fox Lake Road, between Key Lake and McArthur River, provides access to most of the northwestern side of the property. Gravel and sand roads and drill trails provide access by either four-wheel-drive or all-terrain-vehicle to the rest of the property.

The climate is typical of the continental sub-arctic region of northern Saskatchewan, with temperatures ranging from +32°C in summer to -45°C in winter. Winters are long and cold, with mean monthly temperatures below freezing for seven months of the year. Winter snow pack averages 70 cm to 90 cm. Freezing of surrounding lakes, in most years, begins in November and breakup occurs around the middle of May. The average frost-free period is approximately 90 days. Field operations are possible year round with the exception of limitations imposed by lakes and swamps during the periods of break-up and freeze-up.

Average annual total precipitation for the region is approximately 450 mm, of which 70% falls as rain, with more than half occurring from June to September. Snow may occur in all months but rarely falls in July or August. The prevailing wind direction is from the west with a mean speed of 12 km/hr.

La Ronge, roughly 170 km south of the project, is the nearest commercial/urban centre where most exploration supplies and services can be obtained. The operating Key Lake mill complex is approximately 35 km southwest of the property. Personnel working on the project commute from a number of designated communities by air.

Field operations are currently conducted from Denison’s Wheeler River camp located centrally within the property. The camp provides accommodations for up to 35 exploration personnel. Fuel and miscellaneous supplies are stored in existing warehouse and tank facilities at the camp. The site generates its own power. Abundant water is available from the numerous lakes and rivers in the area.

The property is characterized by a relatively flat till plain with elevations ranging from 477 metres to 490 metres above sea level. Throughout the area, there is a distinctive north-easterly trend to landforms resulting from the passage of glacial ice from the northeast to the southwest. The topography and vegetation are typical of the taiga forested land common to the Athabasca Basin area of northern Saskatchewan. The area is covered with between 30 metres to 50 metres of overburden. The terrain is gently rolling and characterized by forested sand and dunes. Vegetation is dominated by black spruce and jack pine, with occasional small stands of white birches occurring in more productive and well-drained areas. Productive lichen growth is common to this boreal landscape mostly associated with mature coniferous stands and bogs.

2015 ANNUAL INFORMATION FORM          40

History

The Wheeler River property was staked on July 6, 1977, due to its proximity to the Key Lake uranium discoveries, and was vended into an agreement on December 28, 1978 between AGIP Canada Ltd., E&B Explorations Ltd. and Saskatchewan Mining Development Corporation, with each holding a one-third interest. On July 31, 1984, each party divested a 13.3% interest and allowed Denison Mines Limited, a predecessor company to Denison, to earn in to a 40% interest.

In late 2004, Denison entered into an agreement to earn a further 20% interest by expending CAD$7,000,000 within six years. At that time, Denison became the project operator. In 2007, when the earn-in obligations were completed, the participating interests were: Denison, 60%; Cameco, 30%; and JCU, 10%.

The former operator, Cameco, had identified a major geological unit termed the “quartzite ridge” and had noted extensive dravite (boron) alteration in the overlying sandstones. Cameco discovered several uranium mineralized intercepts that occurred in a variety of geological settings throughout the property.

During the initial years of its option, Denison targeted the west area, or footwall side of the quartzite ridge. In 2007, Denison completed a major DC resistivity survey to the north of an earlier Cameco 2003 resistivity survey. Interpretation of the 2007 resistivity survey lead to the recommendation for drilling three holes to test two separate resistivity lows, both interpreted to represent “alteration chimneys” within the Athabasca sandstone.

Discovery and Delineation of the Phoenix Deposit

In the summer of 2008, as a direct result of the 2007 DC resistivity survey along the hanging wall of the quartzite ridge, two drill holes were located 600 metres apart along the same low resistivity trend. This drilling intersected a zone of characteristic sandstone alteration and uranium mineralization linked to unconformity-associated uranium deposits. All drill holes during the summer of 2008 intersected either uranium mineralization or very strong alteration close to mineralization.

Subsequent drill programs conducted during 2009 and 2010 established significant milestones in the advancement of the project in terms of demonstrating continuity and extending the mineralized zone for a strike length of greater than 900 metres. An initial mineral resource estimate was completed at the end of 2010. Aggressive drill programs in 2011 and 2012 successfully added additional mineral resources. In 2013, drilling was completed at the Phoenix deposit, but a large portion of the 2013 Wheeler River drilling program was also allocated to exploration of several other target areas on the property.

Some additional infill drilling was completed at the Phoenix deposit in early 2014, and this work was successful in extending some high grade mineralization into areas previously modeled as low grade. These results, combined with results from 2013 were the catalyst for an updated mineral resource estimate for the Phoenix deposit in June, 2014.

Discovery and Delineation of the Gryphon Deposit

In March 2014, drill hole WR-556 resulted in discovery of the Gryphon deposit, intersecting uranium mineralization averaging 15.33% U3O8 over 4.0 metres in basement graphitic gneiss, 200 metres below the sub-Athabasca unconformity. The Gryphon deposit occurs on the K-North trend, which exhibits numerous favourable exploration criteria including basement quartzite and graphitic gneisses, basement structures, reverse offsets of the unconformity, weak basement hosted mineralization near the unconformity, and anomalous sandstone geochemistry and alteration.

2015 ANNUAL INFORMATION FORM          41

Historical holes ZK-04 and ZK-06 drilled in the late 1980s, along the K-North trend, targeted unconformity-related mineralization and intersected favourable sandstone structure and alteration as well as alteration and weak mineralization in the basement approximately 35 metres below the unconformity. Follow-up drilling campaigns attempted to locate unconformity mineralization up dip of the weak basement mineralization. Gryphon deposit discovery drill hole WR-556 was the first to evaluate the down dip projection of these intersections into the basement.

Since the discovery hole at Gryphon, subsequent drilling campaigns in 2014 and 2015 were completed and an initial resource estimate was released in November 2015.

Geological Setting

The Wheeler River property is partially covered by lakes and muskeg, which overlie a complex succession of glacial deposits up to 130 metres in thickness. These include eskers and outwash sand plains, well-developed drumlins, till plains, and glaciofluvial plain deposits (Campbell 2007). The orientation of the drumlins reflects southwesterly ice flow.

Little-deformed late Paleoproterozoic to Mesoproterozoic Athabasca Group strata comprised of Manitou Falls Formation sandstones and conglomerates unconformably overlie the crystalline basement and have a considerable range from 170 m over the quartzite ridge to at least 560 m on the western side of the Property.

Basement rocks beneath the Phoenix and Gryphon deposits are part of the Wollaston Domain and are comprised of metasedimentary and granitoid gneisses. The metasedimentary rocks belong to the Wollaston Supergroup and include graphitic and non-graphitic pelitic and semipelitic gneisses, meta-quartzite, and rare calc-silicate rocks together with felsic and quartz feldspathic granitoid gneisses. Pegmatitic segregations and intrusions are common in all units with garnet, cordierite, and sillimanite occurring in the pelitic strata, indicating an upper amphibolite grade of metamorphism. Graphitic pelite and quartzite units appear to play important roles in the genesis of Athabasca Basin unconformity-type deposits. Thus the presence of extensive subcrop of both units: 18 km of quartzite and 152 line-km of conductors (assumed to be graphitic pelite), greatly enhances the economic potential of the Wheeler River property.

The Phoenix deposit straddles the sub-Athabasca unconformity approximately 400 metres below surface and comprises three zones (A, B, C) which cover a strike length of 1.1 kilometres. The deposit comprises an exceptionally high-grade core surrounded by a lower grade shell. The deposit is interpreted to be structurally-controlled by the WS shear, a prominent basement thrust fault which occurs footwall to a graphitic-pelite and hangingwall to a garnetiferous pelite and quartzite unit.

The Gryphon deposit occurs from 580 metres below surface and is centered approximately 220 metres below the sub-Athabasca unconformity within basement rocks. The Gryphon deposit, as currently defined, consists of a set of parallel, stacked, northeast plunging mineralized lenses that are broadly conformable with the basement stratigraphy. The deposit is approximately 450 metres along plunge, 80 metres across plunge and varies in thickness, between 2 and 20 metres, depending on the number of lenses present. Four groups of mineralized lenses have been interpreted to date, namely the A, B, C and D series, based on their position relative to the different basement stratigraphic units. The basement stratigraphy, which strikes northeast and dips moderately to the southeast, typically comprises of: (1) a hangingwall graphitic pelitic gneiss (Upper Graphite), (2) a Quartz-Pegmatite assemblage, (3) a thin graphitic pelitic gneiss (Lower Graphite), and (4) a footwall Basal Pegmatite unit. A major structure termed the G-Fault separates the Upper Graphite from the Quartz-Pegmatite assemblage. The A, B and C series lenses occur hangingwall, within, and footwall to the Quartz-Pegmatite assemblage respectively. The estimated mineral resources contained in the Gryphon deposit includes only the results from the A, B and C series lenses. The D series lenses, which occur within the Basal Pegmatite unit, were excluded from the initial resource estimate as insufficient drilling had been completed at the time of the resource estimate.

2015 ANNUAL INFORMATION FORM          42

Exploration, Drilling, Sampling and Analysis

Since the discovery of Key Lake in 1975-1976, the Key Lake exploration model has emphasized the occurrence of uranium mineralization proximal to the sub-Athabasca unconformity at locations where graphitic pelite units in the basement meet the basal Athabasca sandstone. The graphitic pelite units are commonly intensely sheared in contrast to the physically more competent rock types that include non-graphitic pelite, semi-pelite, psammite, meta-arkose, or granite gneiss. Airborne and ground electromagnetic systems are commonly used to map conductive graphitic pelite units versus the relatively resistive and non-conductive quartz-feldspathic rock types.

However, since the discovery of the McArthur River deposit in 1988, the McArthur River exploration model has emphasized the importance of basement quartzites occurring in proximity to uranium mineralization. Highly competent quartzites provide a strong rheological contrast to other metasediments and therefore control the sites of major thrust, reverse, and strike-slip faults. Although these faults are loci for mineralization; the poor conductivity, low magnetic susceptibilities and specific gravity (density) values associated with quartzite, as well as other quartz-feldspathic rocks, limits the effectiveness of airborne and ground geophysical methods in mapping these basement units. This is particularly so when they are covered by hundreds of metres of Athabasca sandstone. Alteration haloes are typically larger than the deposit footprints, and are characterized by changes in mineralogy and major and trace elements. Therefore, the detection of alteration halos through geophysics, primarily DC resistivity surveys, and drill core lithogeochemistry and reflectance spectrometry have become increasingly important exploration methodologies.

Recently, basement-hosted deposits have become more recognized as a viable exploration target through the development of Eagle Point mine and the discovery of deposits such as Millenium, Triple R and Arrow. Exploration typically requires the recognition of significant fault zones within basement metasediments (often associated with graphite) with associated clay and geochemical alteration haloes.

Diamond drill holes are typically sited in the field using local grid coordinates as the main reference. Upon completion of a drill hole the collar is surveyed with a Differential Global Positioning System (“DGPS”). The DGPS allows for very accurate definition of the collar position including elevation, which is critical in locating any unconformity offsets. The trajectory of all drill holes is determined with a Reflex instrument in single point mode, which measures the dip and azimuth at 50 metre intervals down the hole with an initial test taken six metres below the casing and a final measurement at the bottom of the hole.

2015 ANNUAL INFORMATION FORM          43

Denison submits assay samples for geochemical analysis for all the cored sections through mineralized intervals, where core recovery permits. All mineralized core is measured with the scintillometer, described above, by removing each piece of drill core from the ambient background, noting the most pertinent reproducible result in counts per second, and carefully returning it to its correct place in the core box. Any core registering over 500 cps is flagged for splitting and sent to the laboratory for assay. Early drill holes were sampled using variable intervals (0.2 m to 1.0 m) however all recent holes have been sampled using 0.5 metre lengths. Barren samples are taken to flank both ends of mineralized intersections, with flank sample lengths at least 0.5 metres on either end - this may be significantly more in areas with strong mineralization. All core samples are split with a hand splitter according to the sample intervals marked on the core. One-half of the core is returned to the core box for future reference and the other half is bagged, tagged, and sealed in a plastic bag. Bags of mineralized samples are sealed for shipping in metal or plastic pails depending on the radioactivity level. In addition, samples are routinely collected from mineralized intersections for bulk dry density determination as required for mineral resource estimation. Samples collected for assay and bulk dry density are analyzed at the Saskatchewan Research Council (“SRC”) in Saskatoon, an independent and accredited laboratory for the assay of U3O8.

Three other types of drill core samples are collected during routine exploration, the results of which are used to prioritize drill holes for follow-up exploration or determine geochemical and/or alteration vectors toward mineralization, as follows:

1.

Composite geochemical samples are collected over approximately 10 metre intervals in the upper Athabasca sandstone and in in fresh lithologies beneath the unconformity (basement) and over 5 metre intervals in the basal sandstone and altered basement units. The samples consist of 1 cm to 2 cm disks of core collected at the top or bottom of each row of core in the box over the specified interval. Care is taken not to cross lithological contacts or stratigraphic boundaries.

2.

Representative/systematic core disks (one to five centimetres in width) are collected at regular 5 metre to 10 metre intervals throughout the entire length of core until basement lithologies become unaltered. These samples are analyzed for clay minerals using reflectance spectroscopy.

3.

Select spot samples are collected from significant geological features (i.e., radiometric anomalies, structure, alteration etc.) Core disks 1 cm to 2 cm thick are collected for reflectance spectroscopy and split core samples are collected for geochemical analysis.

Geochemical samples are submitted to the SRC for multi-element analysis by partial and total digestion and ICP-OES/MS finish. Samples for reflectance clay analyses have been analyzed by Denison using a PIMA spectrometer or an ArcSpectro FT-NIR ROCKET spectrometer and sent to Rekasa Rocks Inc. (Rekasa) or AusSpec International Ltd. (AusSpec), respectively, for interpretation. These sampling types and approaches are typical of uranium exploration and definition drilling programs in the Athabasca Basin. Drill core handling and sampling protocols are in accordance with industry best practices.

All drill holes on the property are logged with a radiometric probe to measure the natural gamma radiation, from which an initial indirect estimate of uranium content (eU3O8) can be made. The downhole probes are calibrated originally by the manufacturer at test pits with known mineralization in the United States. These probes are also regularly tested in the test pits at a government-owned facility in Saskatoon. In addition, Denison further calibrates the probes with a correlation curve of probe grades versus corresponding high-grade assays on split core as received from the laboratory. At the Wheeler River project, different probes are used depending on the observed grade of mineralization at the unconformity as the standard probes generally become saturated at grades above 20% U3O8.

2015 ANNUAL INFORMATION FORM          44

Once the diamond drill core is geologically logged but before sampling, the core is photographed and the core boxes are labelled with aluminum tags. After sampling, all core is stored in specially constructed core racks outdoors in the event the core needs to be re-logged or re-sampled in the future.

For additional information on the drilling, sampling and analytical procedures used by Denison on the Wheeler River project, refer to the “Technical Report on a Mineral Resource Estimate for the Wheeler River Property, Eastern Athabasca Basin, Northern Saskatchewan, Canada” dated November 25, 2015 (the “Wheeler Technical Report”) available under the Company’s profile on the SEDAR website (www.sedar.com).

Mineralization and Metallurgical Testing

Mineralization at both Phoenix and Gryphon is monominerallic uranium as uraninite/pitchblende. Values of all accompanying metals are low, particularly in comparison with other Athabasca uranium deposits, which can have very high values of nickel, cobalt and arsenic.

Preliminary metallurgical testing was carried out on composite samples from the Phoenix deposit in 2014 and from the Gryphon deposit in 2015 by the Saskatchewan Research Council in Saskatoon under the direction of Chuck Edwards, Director of Metallurgy at AMEC Foster Wheeler. The objective of the tests carried out by SRC was to determine the preliminary leaching process, leach residue settling, raffinate composition and purity of the U3O8 product, using test conditions that emulated the McClean Lake mill flowsheet.

For the Phoenix deposit, a representative composite sample consisting of 17.5 kilograms of split drill core from the Phoenix deposit was subjected to QEMSCAN analysis, preliminary sulphuric acid leaching tests, leach residue settling tests, solvent extraction tests, and a yellowcake production test. The grade of the sample was 19.7% U3O8, approximately the same as the average grade of the deposit.

Key points from the test work are summarized below:

●	Uraninite is the primary uranium mineral.
●	Deleterious element concentrations are very low.
●	Over 95% of the uraninite was exposed in all size fractions, indicating that a relatively coarse grind can be planned for leaching.
●	Leach tests suggest that over 99.5% of the uranium can be extracted in 8-12 hours at a temperature of 50°C, atmospheric pressure, and addition of an oxidant.
●	Acid consumption was low at 1.6-1.7 kg/lb U3O8.
●	Solvent extraction is effective to selectively extract and purify uranium.

At the Gryphon deposit, a 22.8 kilogram composite sample contained 3.36% U3O8 and was composed of drill cores from 26 individual drill holes spatially distributed throughout the Gryphon deposit. A comparison to the geological assay database indicated the composite sample is a fair representative of the Gryphon deposit on key parameters. The sample was subjected to QEMSCAN analysis, preliminary sulphuric acid leaching tests, leach residue settling tests, solvent extraction tests, and a yellowcake production test. Key highlights from the test work include:

●	A reasonable grind size of P100 = 300 µm achieved good uranium liberation;

2015 ANNUAL INFORMATION FORM          45

●	Leaching tests demonstrated from 95.4% to 98.8% of uranium can be extracted in 8 hours and from 98.6% to 99.2% can be extracted in 12 hours;
●	Reasonable reagent consumption levels in line with other Athabasca basin ores;
●	Solvent extraction was effective in selectively extracting and purifying the uranium; and
●	No abnormal challenges are expected for effluent treatment based on raffinate composition.

Taken together, the results from the Phoenix and Gryphon test work indicate that a high purity U3O8 product can be produced that meets all specifications from ASTM C967-13 “Standard Specifications for Uranium Ore Concentrate”.

Security of Samples

Drill core samples are collected and processed at Denison’s Wheeler River camp facility located on the property, which is off limits to outsiders. Samples are logged, split, bagged and stored in pails by Denison staff at the core preparation facility. Because the mineralized drill cores are classified as hazardous materials and are regulated under requirements governing the transport of dangerous goods, Denison staff have been trained in the proper handling and transport of the cores and deliver them from the core facility directly to the SRC facilities without outside contact.

SRC considers customer confidentiality and security of utmost importance and takes appropriate steps to protect the integrity of sample processing at all stages from sample storage and handling to transmission of results. All electronic information is password protected and backed up on a daily basis. Electronic results are transmitted with additional security features. Access to SRC’s laboratories is restricted by an electronic security system. The facilities at the main lab are regularly patrolled by security guards 24 hours a day.

After the analyses are completed, analytical data is securely sent using electronic transmission of the results, by SRC to Denison. The electronic results are secured using WINZIP encryption and password protection. These results are provided as a series of Adobe PDF files containing the official analytical results and a Microsoft Excel spreadsheet file containing only the analytical results. Analytical data received from the lab is imported directly into Denison’s local database. The data is subject to validation using triggers built into the local database to identify blank or standard assays that fall outside the accepted limits that require re-analysis. Field duplicates are validated using control charts. The laboratory is notified immediately of any problematic samples or batches and these are re-analyzed. Assay values that fall below the method detection limit (MDL) are reported by the lab as ‘less than’ values (<MDL). These values are automatically replaced by half MDL by the local database during import. The database is backed up on- and off-site every day.

Mineral Resource Estimate

RPA, an independent technical consulting firm, was retained by Denison on behalf of the Wheeler River Joint Venture to prepare a mineral resource estimate for the Gryphon deposit and the Wheeler Technical Report, a supporting independent and updated Technical Report for the property. The updated Technical Report was authored by William E. Roscoe, Ph.D, P. Eng., Principal Geologist of RPA, and Mark Mathisen, C.P.G., Senior Geologist at RPA, who are both “Qualified Persons” in accordance with NI 43-101.

The updated Technical Report includes both the Gryphon and Phoenix deposits and has been filed on SEDAR (www.sedar.com). The Technical Report estimates mineral resources for the Wheeler River property as follows:

2015 ANNUAL INFORMATION FORM          46

Wheeler Mineral Resources:(1)(2)(3)(4)

		100% Basis			Company Share(5)
					Pounds of U3O8
Deposit	Category	Tonnes (,000)	Grade (% U3O8)	Pounds of U3O8 (,000)	(,000)
Gryphon	Inferred	834.0	2.31	43,000	25,800
Phoenix	Indicated	166.4	19.14	70,200	42,100
Phoenix	Inferred	8.6	5.80	1,100	700

Notes:

(1)	CIM Definitions were followed for classification of mineral resources.
(2)	Mineral resources for the Gryphon deposit are reported above a cut-off grade of 0.20% U3O8, which is based on assumptions made by RPA and a price of US$65 per lb U3O8.
(3)	Mineral resources for the Phoenix deposit are reported above a cut-off grade of 0.80% U3O8, which is based on internal Denison studies and a price of US$50 per lb U3O8.
(4)

Mineral resources for the Phoenix deposit were last estimated in 2014 to reflect the expansion of the high-grade zone. As no new drilling has been completed at Phoenix since that time, the mineral resource estimates for the Phoenix deposit remain current.

(5)	Denison’s share is 60% of total mineral resources.

This mineral resource estimate was carried out on a mix of chemical and radiometric probe data. Although there is a correlation between data, the probe grades tended to be lower than chemical grades and are only used when the drill hole had less than 80% core recovery. Most of the U3O8 grade data (76%) used for the Phoenix Mineral Resource estimate was obtained from chemical assays of the rock. The remainder of the data was derived from radiometric probe results, typically when poor drill core recovery prevents representative sampling for chemical assays. For the Gryphon Mineral Resource estimate, 100% of the U3O8 grade data was obtained from chemical assay of the rock.

Waterbury Lake

Property Description and Location

The Waterbury Lake property is located in northern Saskatchewan and is jointly owned by Denison (61.55%) and Korea Waterbury Uranium Limited Partnership (“KWULP”) (38.45%), a consortium of investors in which KEPCO is included. The Limited Partnership between Denison and KWULP is referred to as the Waterbury Lake Uranium Limited Partnership (“WLULP”). Denison acquired its initial 60% interest in the WLULP through the Fission Arrangement in 2013.

Waterbury Lake is a 40,256 hectare collection of 13 irregularly shaped contiguous claims and one separate claim in the eastern Athabasca Basin of northern Saskatchewan, Canada. The property is located approximately 12 km north of Points North Landing and 700 km northeast of Saskatoon, Saskatchewan.

There are no known environmental liabilities associated with Waterbury Lake, and there are no other significant factors and risks that may affect access, title, or the right or ability to perform work on the property.

All the necessary permits for surface exploration on the property are in place and current. Additional activities on the project property to date have been limited to resource delineation and gathering of environmental baseline data. The environmental liabilities associated with these activities are consistent with low impact exploration activities. The mitigation measures associated with these impacts are accounted for within the current surface exploration permits and authorizations.

2015 ANNUAL INFORMATION FORM          47

Accessibility, Climate, Infrastructure and Physiography

The Waterbury Lake project can be accessed year round by taking Saskatchewan provincial Highway 102 to Southend from La Ronge, then Highway 905 to Points North, which is a privately owned service centre with an airstrip and accommodations available. The nearest community is Wollaston Lake, 57 km directly south east of Points North. During summer drilling campaigns the core camp is most commonly accessed by helicopter based out of Points North. An all season secondary road exists from Highway 905 to the Midwest deposit dam from which a motor boat can be used to access the camp during the summer months. During the winter months the core camp can be easily reached by 4x4 truck using a secondary road that runs north east along Fission claim S-107367 to an ice road which crosses McMahon Lake.

Waterbury Lake lies in a sub-arctic climate region. Winters are generally extremely cold and dry with temperatures regularly dropping below -30° C. The cold temperatures allow for a sufficient ice thickness to support a drill rig generally from mid-January to mid-April. Temperatures in the summer can vary widely with yearly maxima of around 30° C often recorded in late July.

The project area is characterized by gently rolling relief covered by thinly wooded boreal forest. Numerous lakes and ponds generally show a north-easterly elongation imparted by the last glaciation. Broad zones of muskeg are present at low elevations around many of the local lakes. McMahon Lake is one of the largest lakes in the immediate project area and it overlies the J Zone deposit as well as the Midwest and Roughrider deposits. Vegetation is predominantly thinly distributed black spruce, alder and jack pine with lesser birch, while ground cover comprises mostly reindeer lichen and Labrador tea.

History

Strathmore Minerals Corp. (“Strathmore”) acquired a 100% interest in the 13 mineral claims located in Saskatchewan in 2004. During 2007, Strathmore spun out all of their Canadian assets, including Waterbury’s 13 mineral claims into a new company, being Fission. In 2008, an earn-in agreement was signed with the KWULP, whereby Fission granted KWULP the exclusive rights to earn up to a 50% interest in the Waterbury Lake property by funding CAD$14 million of expenditures on or before January 30, 2011. Additionally, Fission retained an overriding royalty interest in the property of 2% of net smelter returns. On April 29, 2010, KWULP had fully funded its CAD$14 million of expenditures and consequently earned a 50% interest in the property.

The earn-in agreement required that on completion of the earn-in period, the joint venture parties agree to form a jointly control limited partnership to hold the property and on August 16, 2010 the WLULP agreement was signed, superseding the original earn-in agreement. WLULP was officially formed December 30, 2010. Fission had 12 months from the completion of the earn-in agreement during which time it could acquire an additional 10% interest in WLULP for CAD$6 million. On April 12, 2011, Fission exercised its back-in option by paying KWULP CAD$6 million, bringing its interest up to 60%.

The WLULP agreement required that Fission and its partners spend a total of CAD$30 million for exploration and evaluation costs over the next three years, according to their interest in WLULP. The winter 2013 program completed the budgeted three year exploration program. Fission was appointed operator for WLULP.

2015 ANNUAL INFORMATION FORM          48

In January 2014, Denison agreed to allow KWULP to defer its funding obligations to WLULP until September 30, 2015 and to not be diluted as per the dilution provisions in the relevant agreements, in exchange for allowing Denison to authorize spending programs without obtaining the approval of 75% of the voting interest. On September 30, 2015, KWULP notified Denison that it elected to dilute its interest in the Waterbury Lake project and that it would not fund its deferred funding obligation to WLULP. As a result, Denison earned an additional 1.55% interest in the Waterbury Lake project and Denison is able to continue authorizing the funding programs up to September 30, 2016 without obtaining the approval of 75% of the voting interest.

Geological Setting

The Waterbury property is located in the eastern portion of the Proterozoic Athabasca Basin. The Athabasca sediments unconformably overlie older crystalline basement complexes of the highly prospective Mudjatik – Wollaston Transition Zone (“MWTZ”). The MWTZ marks a gradational contact between bands of Paleoproterozoic metasediments and Archean granitic gneisses of the Mudjatik domain to the west and variably graphitic Paleoproterozoic metasediments and Archean granitic gneisses of the Wollaston domain to the east. The MWTZ currently hosts all producing uranium deposits in the Athabasca Basin including McArthur River and Cigar Lake.

The Athabasca basin in the project area is comprised of several hundred meters of Manitou Falls Formation fluvial, quartz rich conglomeratic sandstone. Basement rocks in the area are dominated by Archean orthogneisses, occurring as large domes, and steeply dipping, locally graphitic, Paleoproterozoic metasedimentary paragneisses to granofels. Directly below the Athabasca/basement unconformity is a zone of paleoregolith which commonly extends for many meters into the basement. The paleoweathered zone typically grades with depth from pervasive hematization into pervasive chloritization and finally into fresh rock. The unconformity surface is relatively flat on a large scale but in the Discovery Bay area local reverse faulting down drops the unconformity to the south-east.

The Athabasca Basin sedimentary rocks which overlie the Waterbury Lake project area typically range in thickness from 195 to 300 metres. The upper portion of the sedimentary package is comprised of the Manitou Falls Collins (MFc) Formation pebbly quartz arenite which grades into Manitou Falls Bird (MFb) Formation pebble bedded quartz arenite at approximately 80m depth. An easily recognizable 5 to 7 metres marker conglomerate exists in the MFb sandstone, and a basal conglomerate unit is almost always present directly above the unconformity. In the deposit area, the underlying basement geology is interpreted to be a steeply north-northwest dipping, east-west trending corridor of variably graphitic Wollaston Group metasedimentary gneisses, bounded to the north and south by thick zones of predominantly granitic Archean orthogneiss. The Archean orthogneisses apparently define two large dome structures identified as the north and south side orthogneiss domes. The stratigraphy of the metasedimentary corridor is dominantly comprised of: weakly graphitic cordierite-almandine pelitic gneiss, informally termed the ‘typical J Zone pelitic gneiss’; graphite-sulphide rich pelitic gneiss; cordierite-almandine augen gneiss; and thin lenses of garnetite which appear to be more abundant along the southern edge of the corridor. A thick unit of strongly graphitic cataclasite exists within the graphite-sulphide pelitic gneiss.

2015 ANNUAL INFORMATION FORM          49

Exploration and Drilling

Uranium exploration has been undertaken on the Waterbury Lake property for over 40 years. Numerous and varied programs have been carried out on different portions of the property, including diamond drill campaigns, airborne and ground geophysics, boulder sampling and prospecting.

Airborne radiometric, magnetic and electromagnetic (EM) surveys as well as a hydrogeochemical survey were conducted on Waterbury Lake as early as 1969. Cogema acquired properties in the Waterbury and Henday Lake areas during the late 1980s and carried out an extensive exploration program involving geological mapping, sampling, drilling and geophysical surveys. The latter included airborne EM and magnetic surveys, and ground VLF-EM and gravity surveys.

Following-up on work done by Cogema up until the early 1990s, Cameco acquired properties in the Waterbury and McMahon Lakes area and initially completed geological mapping and sampling programs. This was followed by more geophysical surveys including ground time domain electromagnetic (TDEM), magnetic, gravity and induced polarization (IP) over select targets and drilling throughout the decade.

In 2004, Strathmore acquired the Waterbury Lake property through the staking of 13 mineral claims. During the spring of 2005, an airborne high power time domain electromagnetic (MEGATEM II) survey was completed over the entire property. A total of 1,749 line kilometres were flown. Other work during 2005 included a heli-borne EM survey flown in the spring and a small boulder sampling program in the fall.

Strathmore continued work on the property during 2006 with a ground EM geophysical survey and completing eight drill holes totaling 2,865 metres. In addition, an IP-resistivity survey was competed. This was followed by more ground geophysical surveys in early 2007.

In June 2007 all of Strathmore’s Canadian and Peruvian uranium assets, including the Waterbury Lake Property, were spun out of Strathmore and into Fission. Late in 2007 Fission funded the drilling of eight diamond drill holes totaling 2,222 metres.

In early 2008, five drill holes totaling 1,303 metres were completed and a 594 line-kilometre VTEM airborne magnetic and EM survey was flown. Following this work, soil sampling, ground and airborne geophysical surveys and a 19-hole drill program (7,996 m) were completed between May and August.

In 2009, two drill programs were carried out totalling 10,082 metres in 29 holes.

Two diamond drill programs were completed on the property during 2010. The first was carried out between mid-January and end of March, 2010. During this period 35 diamond drill holes were completed for a total accumulated length (including restarts) of 11,250 metres. Several geophysical surveys were also completed during the first three months of the year.

A second diamond drill program was conducted between mid-July to early September. During this period, 16 holes were completed for a total accumulated length (including restarts) of 5,172 metres. Airborne radiometric anomalies delineated from the previous summer were checked in the field during August and early September, and a bathymetry survey of the Discovery Bay/Talisker area was carried out in early October.

2015 ANNUAL INFORMATION FORM          50

A winter 2011 drilling program was carried out between early January and mid-April, 2011. Three diamond drill rigs completed a total of 82 holes for a total accumulated length (including restarts) of 26,300 metres.

Between January and June 2011, several geophysical surveys were conducted on the Waterbury Property. These included 26.4 kilometres of time domain EM survey at Discovery Bay Extension, 25.6 kilometres of time domain EM at Oban and Oban North grids, and 64 kilometres of IP Resistivity and 32.15 kilometres of time domain EM surveys at Murphy-Glen grid.

Two drill programs were completed on the property in 2012 totalling approximately 39,320 metres of core, including 75 holes on the J Zone. A total of 86 holes (31,590 m) were drilled during the winter drill program including 49 holes in and around the J Zone. Twenty-six drill holes totaling 7,730 metres were completed in the J Zone area in a summer 2012 drill program.

A total of 68 drill holes and 11 restarts were completed in 2013 comprising 21,013 meters. All of the winter 2013 drilling was completed in the immediate area of the J Zone deposit to extend the boundaries of the mineralization and infill gaps in the drill pattern.

Following the Fission Arrangement in April 2013, a summer program of DC-resistivity geophysics (50.4 line kilometres) and diamond drilling (2,350 metres in six drill holes) was also completed in 2013. Work was concentrated on the Aran area and the north rim of the Waterbury Dome. This work was followed by 37.2 line kilometres of DC-resistivity geophysics and 3,100 metres of diamond drilling in nine drill holes in 2014. The primary focus of the drilling in 2014 was the Discovery Bay corridor to the west of the J Zone, and the Oban target area.

During 2015, Denison completed 12 drill holes to follow up the 2014 resistivity results and extended the 2013-2014 resistivity coverage over the Oban area. At Oban, drill holes on the southern resistivity low trend intersected strong alteration and structure in the sandstone and graphite and alteration within the basement, while holes on the northern resistivity low intersected anomalous sandstone and basement geochemistry, hydrothermal hematite and zones of weak uranium mineralization up to 0.267% U3O8 over 0.5 metres.

Mineralization

The J Zone uranium deposit was discovered during the winter 2010 drill program at Waterbury Lake. The second drill hole of the campaign, WAT10-063A, was an angled hole drilled from a peninsula extending into McMahon Lake. It intersected 10.5 metres of uranium mineralization grading 1.91% U3O8 including 1.0 metres grading 13.87% U3O8 as well as an additional four meters grading at 0.16% U3O8.

The J Zone deposit is currently defined by 268 drill holes intersecting uranium mineralization over a combined east-west strike length of up to 700 metres and a maximum north-south lateral width of 70 metres. The deposit trends roughly east-west (80°) in line with the metasedimentary corridor and cataclastic graphitic fault zone.

Mineralization thickness varies widely throughout the J Zone and can range from tens of cm to over 19.5 metres in vertical thickness. In cross section J Zone mineralization is roughly lens shaped with a relatively thick central zone that corresponds with the interpreted location of the cataclasite and rapidly tapers out to the north and south. Locally, a particularly high-grade (upwards of 40% U3O8) but often thin lens of mineralization is present along the southern boundary of the metasedimentary corridor. Ten meter step out drill holes to the south from these high-grade holes have failed to intersect any mineralization, demonstrating the extremely discreet nature of mineralization.

2015 ANNUAL INFORMATION FORM          51

Uranium mineralization is generally found within several metres of the unconformity at depth ranges of 195 to 230 metres below surface. It variably occurs entirely hosted within the Athabasca sediments, entirely within the metasedimentary gneisses or straddling the boundary between them. A semi-continuous, thin zone of uranium mineralization has been intersected in occasional southern J Zone drill holes well below the main mineralized zone, separated by several meters of barren metasedimentary gneiss. This mineralized zone is informally termed the south-side lens and can host grades up to 3.70% U3O8.

The J Zone deposit is generally flat lying (located roughly 200 metres below the surface of McMahon Lake) and therefore whenever possible holes have been drilled vertically in order to intersect the ore lenses perpendicularly, thereby giving an approximate true thickness.

Mineral Resource Estimates

The Company retained GeoVector Management Inc. (“GeoVector”) to independently review and audit mineral resource estimates in accordance with the requirements of NI 43-101. The Company received a technical report from GeoVector dated September 6, 2013 on its mineral resources at Waterbury Lake entitled “Mineral Resource Estimate On The J Zone Uranium Deposit, Waterbury Lake Property” (the “J Zone Technical Report”), a copy of which is available on the Company’s profile on the SEDAR website at www.sedar.com. Allan Armitage, Ph.D., P.Geol., and Alan Sexton, M.Sc., P.Geol.,are the independent Qualified Persons for the J Zone Technical Report for the purposes of the requirements of NI 43-101.

Waterbury Mineral Resources (1)(2)(3)

		100% Basis			Company Share(4)
		Tonnes	Grade	Pounds of U3O8	Pounds of U3O8
Deposit	Category	(,000)	(% U3O8)	(,000)	(,000)
J-Zone	Indicated	291.0	2.00	12,800	7,900

Notes:

(1)	The mineral resource estimates comply with the requirements of NI 43-101 and the classifications comply with CIM definition standards.
(2)	The cut-off grade is 0.10% U3O8.
(3)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.
(4)	Denison’s share is 61.55% of total mineral resources.

For the 2013 mineral resource estimate, a 3D wireframe model was constructed based generally on a cut-off grade of 0.03 to 0.05 % U3O8 which involved visually interpreting mineralized zones from cross sections using histograms of U3O8. 3D rings of mineralized intersections were created on each cross section and these were tied together to create a continuous wireframe solid model in Gemcom GEMS 6.5 software. The modeling exercise provided broad controls on the size and shape of the mineralized volume.

Based on a statistical analysis of the composite database, no capping was applied on the composite populations to limit high values for uranium. A histogram of the data indicates a log normal distribution of the metals with very few outliers within the database. Analysis of the spatial location of outlier samples and the sample values proximal to them led GeoVector to believe that the high values were legitimate parts of the population and that the impact of including these high composite values uncut would be negligible to the overall resource estimate.

2015 ANNUAL INFORMATION FORM          52

Using waxed core and dry bulk density determinations a formula was derived relating bulk density to grade and was used to assign a density value to each assay. Bulk density values were used to weight grades during the resource estimation process and to convert volume to tonnage.

Uranium grade times density (GxD) values and density (D) values were interpolated into the block model using an inverse distance squared (ID2) algorithm. Block grade was derived from the interpolated GxD value divided by the interpolated D value for each block. Block tonnage was based on volume times the interpolated D value.

Two passes were used to interpolate all of the blocks in the wireframe, but 99% of the blocks were filled by the first pass. The size of the search ellipse, in the X, Y, and Z direction, used to interpolate grade into the resource blocks is based on 3D semi-variography analysis (completed in GEMS) of mineralized points within the resource model. For the first pass, the search ellipse was set at 25 x 15 x 15 metres in the X, Y, Z direction respectively. The Principal azimuth is oriented at 075o, the Principal dip is oriented at 0o and the Intermediate azimuth is oriented at 0o. For the second pass, the search ellipse was set at 50 x 30 x 30 metres in the X, Y, Z direction respectively. The Principal azimuth is oriented at 075o, the Principal dip is oriented at 0o and the Intermediate azimuth is oriented at 0o.

The mineral resources for the J Zone were classified as indicated based on drill hole spacing and continuity of mineralization. The block model was validated by visual and statistical comparisons of composite grades and block grades.

Mutanga Project, Zambia

Denison acquired 100% of the Mutanga Project (“Mutanga”) in 2007 through the acquisition of OmegaCorp. Mutanga is primarily comprised of the Mutanga, Dibwe and Dibwe East deposits plus a number of exploration areas.

On March 20, 2009, the Company filed on SEDAR an independent technical report entitled “NI 43-101 Technical Report Mutanga Uranium Project, Zambia” (the “Mutanga and Dibwe Report”) prepared by CSA Global in accordance with the requirements of NI 43-101 with respect to the Company’s deposits in Mutanga. Malcolm Titley, B.Sc. (Geology and Chemistry), MAusIMM, MAIG, is the independent Qualified Person for the Mutanga and Dibwe Report for the purposes of the requirements of NI 43-101.

On March 28, 2012, Denison filed on SEDAR a technical report entitled “The Dibwe East Project, Southern Province, Republic of Zambia” prepared by the Company and audited by RPA Inc. in accordance with the requirements of NI 43-101 with respect to mineral resources estimated for the Dibwe East project (the “Dibwe East Report”). William E. Roscoe, Ph.D, P. Eng. is the independent Qualified Person for the Dibwe East Report for the purposes of the requirements of NI 43-101.

2015 ANNUAL INFORMATION FORM          53

Subsequently, in response to a request by the Ontario Securities Commission, the Company filed on SEDAR a new technical report for the project dated September 12, 2013 and entitled “Mineral Resource Estimates for the Mutanga Uranium Project” (the “Combined Mutanga Report”). This report supports the mineral resource estimates for all of the deposits at Mutanga and replaces the Mutanga and Dibwe Report and the Dibwe East Report. Malcolm Titley, B.Sc. (Geology and Chemistry), MAusIMM, MAIG, is the independent Qualified Person for the Combined Mutanga Report for the purposes of the requirements of NI 43-101.

Property Description and Location

Mutanga is located in a sparsely populated region in southern Zambia, in the Siavonga District of the Southern Province, approximately 200 kilometres south of the nation’s capital, Lusaka.

Mutanga is comprised of two mining licences (13880-HQ-LML and 13881-HQ-LML) encompassing 47,115 hectares. The mining licences are held by Denison Mines Zambia Limited, a wholly-owned subsidiary of Denison and have a term of 25 years to April 2035.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Mutanga is located approximately 200 kilometres south of Lusaka. The main road from Lusaka to Siavonga (the nearest town to the project site) is in fairly good condition. The mine site itself is located east of the main road and is accessed via 39 kilometres of poorly maintained gravel road, for which a four-wheel drive vehicle is required.

The Mutanga site lies to the south of the Zambezi escarpment and is situated in the Zambezi valley at an altitude of 600 metres above sea level. The climate is warm to hot with dry warm winters and hot summers during which the seasonal rainfall occurs. The average annual rainfall is approximately 720 mm and occurs from November to March.

The population is very sparse and limited to small family settlements. No service facilities or accommodations are available in the area. Electric power is available from the national grid approximately 60 kilometres from the project. Ground water sources are available.

History

Uranium was first identified in the area in 1957 after a ground survey located five radiometrically anomalous areas in the vicinity of Bungua Hill, west of Siavonga. Further exploration in 1958 and 1959 then found low-grade uranium mineralization that could be followed for over 800 metres of strike extent. Confirmation of this uranium mineralization was further defined in two campaigns after regional airborne magnetic and radiometric surveys had been flown over the area in 1974. The Geological Survey of Zambia (“GSZ”) conducted a ground investigation (1973 to 1977) and a second campaign was conducted by the Italian oil company AGIP S.p.A. (“AGIP”) between 1974 and 1984.

GSZ and AGIP completed fairly extensive field programs on several areas and carried out resource estimations on prospects within the current licence area. The Mutanga and Dibwe deposits were investigated by AGIP during the late 1970s and early 1980s. Considerable exploration was undertaken including extensive resource drilling. AGIP estimated a combined resource for Mutanga and Dibwe containing more than 20 million pounds of U3O8.

The third exploration episode, from 2004 to 2007, began with the granting of a prospecting licence over AGIP’s main historic uranium prospects to Okorusu Fluorspar Pty Ltd in 2004. This was transferred in 2005 to OmegaCorp, who drilled eleven drill holes (649 metres) at the Mutanga prospect in 2006 to confirm the resource identified by AGIP.

2015 ANNUAL INFORMATION FORM          54

Geological Setting, Mineralization and Deposit Types

The Mutanga uranium deposits are located within the Zambezi Rift Valley which is characterized by large fault-bounded valleys filled with Permian, Triassic and possibly Cretaceous sediments of the Karoo Supergroup. The Lower Karoo Group comprises a basal conglomerate, tillite and sandstone overlain unconformably by conglomerate, coal, sandstone and carbonaceous siltstones and mudstones (the Gwembe Formation), and fine-grained lacustrine sediments of the Madumabisa Formation. The Upper Karoo sediments unconformably overlay the Lower Karoo and comprise a series of arenaceous continental sediments overlain by mudstones capped by basalt.

The uranium mineralization identified to date is restricted to the Escarpment Grit Formation of the Karoo Supergroup. Within the tenement area, the Karoo sediments are in a northeast trending rift valley. They dip shallowly to the southeast and are displaced by a series of normal faults, which, in general, trend parallel to the axis of the valley. The Madumabisa Mudstones form an impermeable unit and are thought to have prevented uranium mineralization from moving further down through the stratigraphy.

Mineralization is associated with mudstones, siltstones, mud clasts, and iron-rich areas (goethite). It occurs as disseminations in pore spaces, and along joints and other fractures. It is probable that the uranium was eroded from the surrounding gneissic and plutonic basement rocks during weathering and deposition of the immature grits and sandstones. The uranium was transported together with this material in a presumably arid environment. Uranium was precipitated during reducing conditions in certain favourable units. Later fluctuations in the groundwater table caused remobilization of this material; uranium was again dissolved and then re-deposited in reducing, often clay-rich areas.

Exploration

From 2007 to 2009 Denison focused exploration on the Mutanga and Dibwe prospects. The work included an appraisal of all available data and compilation of several databases.

From 2013 to present, Denison completed property-wide soil geochemical and radon surveys in addition to geological and regolith mapping. The soil/radon targets have been followed-up with trenching which has confirmed mineralization in several areas. No drilling of these targets has been conducted to date.

Drilling

RC and diamond drilling are the principal methods of exploration and mineralization delineation after initial geophysical surveys. Drilling is generally conducted during the dry season but can be conducted year round.

Mutanga and Dibwe

The first drilling on the Mutanga project subsequent to Denison’s acquisition of OmegaCorp commenced on October 17, 2007 at the Dibwe deposit. The initial focus of the drilling campaign was to collect bulk sample material from the Dibwe prospect for metallurgical testing. This program continued until the onset of the rainy season in the first week of December 2007.

All rigs were relocated to the Mutanga deposit for the 2007/08 rainy season. The objective of the program was infill drilling to support an NI 43-101 estimate. Drill hole spacing was 50 x 50 metres. After the end of the rainy season in April 2008, the rigs returned to Dibwe (Central) for a 50 x 100 metre infill program. A total of 45,598 metres of development drilling was completed by July 2008, and the rig fleet transferred to exploration drilling. A total of 27,341 metres of exploration drilling on twelve previously untested prospects was completed in 2008. Two of the most promising of these new prospects were Zones 1 and 2 within the Dibwe East area.

2015 ANNUAL INFORMATION FORM          55

Dibwe East

The mineral resource estimate was based on 237 drill holes totaling 21,729 meters drilled in 2011. Drill holes were spaced 100 meters to 200 meters apart along profiles spaced 200 meters apart. Additional drilling was completed in 2012 that has not been incorporated into the Dibwe East mineral resource estimate.

Sampling, Analysis and Data Verification

The following is a summary of the procedures and protocols for the exploration programs operated by Denison at the Mutanga Project, with reference to the Quality Assurance and Quality Control (“QA/QC”) procedures.

The primary method of determining the presence of uranium mineralization is through extensive drilling (both Reverse Circulation and Diamond Drill coring) and the use of downhole radiometric probes. The downhole radiometric probes measure natural gamma radiation, from which an indirect estimate of uranium content can be made.

The basis of the indirect uranium grade calculation (referred to as “eU3O8” for “equivalent U3O8”) is the sensitivity of the sodium iodide crystal used in each individual probe. Each probe’s sensitivity is measured against a known set of standard “test pits,” with various known grades of uranium mineralization, located at the U.S. DOE’s Grand Junction, Colorado office. The ratio of cps to known uranium grade is referred to as the probe “K-Factor,” and this value is determined for every gamma probe when it is first manufactured and is also periodically checked throughout the operating life of each probe. In addition, certain boreholes at the Mutanga property are cased and the probes are periodically checked for any instrument drift. Application of the K-Factor, along with other probe correction factors, allows for immediate grade estimation in the field as each drill hole is logged.

Drill hole logging was conducted by trained and dedicated personnel devoted solely to this task. The tools and a complete set of spares were manufactured by Mount Sopris Instrument Company in Golden, Colorado and were shipped to Zambia in 2007, ahead of the drilling season. Denison retained the services of a senior geophysical consultant to oversee training, implementation and quality control protocols with the Zambian logging personnel. All tools were checked and calibrated before being shipped to Zambia and a variety of system checks and standards were also established for routine checking and calibration of tools. In addition, Denison cased a mineralized hole at one of its centrally located development areas and this cased hole was logged periodically to ensure exact repeatability of the gamma probes.

Drill hole logging data was stored on digital media in the logging truck at the exploration sites. The digital data are periodically brought in from the field locations to the Lusaka office. The raw and converted logging data was copied and then sent via e-mail to Denison’s Saskatoon office, where all data was checked and reviewed.

Core and RC chip samples were collected for a number of purposes including: verification of lithology as determined from geophysical logging; determination of chemical uranium content as a general check of gamma probing to determine if gamma measurement and chemical uranium content are in “radiometric disequilibrium”; whole rock analysis; and specific geochemistry for uranium species and other minerals of interest. For intervals selected for laboratory analyses, one half of the core was used and the other half retained. The minimum length of core submitted was usually 0.2 metres and the maximum length per sample was 1.0 metre. Sample intervals were selected by geologists in the field based on lithology, oxidation/reduction and uranium grade (from gamma logging and from hand-held gamma counters).

2015 ANNUAL INFORMATION FORM          56

Additional samples were collected above and below the horizons of interest in order to “close-off” sample intervals. Sample widths were selected according to radiometric values and lithologic breaks or changes. All reasonable efforts were made to ensure that splitting of the core was representative and that no significant sampling biases occurred. Once the sample intervals were identified, a unique sample number was assigned to each interval and recorded by the on-site geologist.

After the geological logging of the core and sample selection, all of the selected sample intervals of drill core were split longitudinally at the drill site. One half of the core was placed in a new sample bag along with a sample tag corresponding to the sample number. The other half of the core was re-assembled in the core box and stored for future reference. As standard procedure, field duplicates are included in assay suites sent to the laboratory and reference samples are used to verify laboratory controls and analytical repeatability. Drill core is stored in metal trays, and reverse circulation drill chips are stored in numbered and tagged plastic bags. All samples, irrespective of type, are kept in buildings constructed for the purpose. As standard procedure, field duplicates of reverse circulation drill chips are included in assay suites sent to the laboratory. Standard reference materials and blanks are used to monitor analytical accuracy and contamination.

Pre-2009 samples were transported in a dedicated truck from Zambia to Johannesburg, where Genalysis Laboratory Services (“Genalysis”) operates a dedicated sample preparation facility. Sample preparation was carried out via a process of drying, crushing and milling of RC and diamond core samples. Crushers were cleaned with a silica rock (waste rock) after every sample. Milling was done in a ring and puck pulveriser and contamination was avoided by cleaning with compressed air and silica rock (waste rock) after every sample. With every batch of 40 samples one waste rock blank was assayed, to monitor contamination. Following sample preparation, RC and diamond drilling campaign samples were shipped to Genalysis Laboratories’ Johannesburg (“RSA”) for preparation. Once prepared, the assay pulps were forwarded by Genalysis to its Perth, Australia assay laboratory where the samples were held in secure, quarantined storage. Half core was sent to Genalysis Analytical Laboratories in Johannesburg, RSA for sample preparation. Pulps were sent to Perth, Australia for analysis at Genalysis’ laboratory by pressed powder XRF methods. This lab was, at the time of analysis, fully certified and accredited by Australian standards. Genalysis is an accredited NATA (National Association of Testing Authorities, Australia) laboratory (Number 3244). Genalysis has been approved by AQIS (Australian Quarantine and Inspection Service) for the receipt and treatment of samples from interstate and overseas. Genalysis is an Associate Member of the Association of Mining and Exploration Companies Inc. and a Member of the Standards Association of Australia.

2015 ANNUAL INFORMATION FORM          57

Post-2009 sample preparation was undertaken at ALS Chemex. Access to ALS Chemex laboratories’ premises is restricted by an electronic security system. The facilities at the main lab are regularly patrolled by security guards 24 hours a day. All electronic information is password protected and backed up on a daily basis. Electronic results are transmitted with additional security features. All received sample information is verified by sample receiving personnel: sample numbers, number of pails, sample type/matrix, condition of samples, request for analysis, etc. A sample receipt and sample list is then generated and e-mailed to the appropriate authorized personnel at Denison. If there are any discrepancies between the paperwork and samples received, ALS notifies Denison. After the samples are received, the following are done: log samples in the tracking system, weigh, dry, fine crush the entire sample to better than 70% -2 mm, split off up to 250 g and pulverize split to better than 85% passing 75 microns. After analysis, the analytical data are securely sent using electronic transmission of the results, by ALS Chemex to Denison. The electronic results are secured using WINZIP encryption and password protection. These results are provided as a series of Adobe PDF files containing the official analytical results and a Microsoft Excel spread sheet file containing only the analytical results.

Sample prep and analysis was undertaken at ALS Minerals in Johannesburg, South Africa, with analysis by the following methods:

●

ME-XRF05 - A pressed pellet is prepared and analysed by wavelength dispersive XRF for the uranium elements, with a precision of + 10%. Reportable limits for uranium is 4 ppm – 10,000 ppm for this method.

●	ME-XRF10 - This is an over the limit option, all elements by lithium borate 50:50 flux. This method has a precision of + or – 5%. Reportable limits for uranium is 0.01% to 15% for this method.

ME-XRF10 is a better method for high level uranium than digestion and ICP finish.

Mineral Resource Estimates

In preparing the Combined Mutanga Report, U3O8 grades were estimated into a block model for each deposit, constructed to honour the interpreted mineralized zones and the surface topography. Blocks within each model were divided into relevant domains using three dimensional wireframe models and were constrained by the surface topography. Adequate waste was built into the block models to ensure that they were suitable for open pit optimisation and mine planning. To speed up processing time, waste blocks were filtered out of each block model prior to grade interpolation and then re-merged into the block file after grades were assigned to each model.

Ordinary kriging was used to estimate U3O8 based on the modelled variogram parameters. Inverse distance squared estimation was completed as a comparison with the kriged estimate.

The grade interpolation strategy for both deposits involved setting up search parameters in a search ellipse for each domain, which was then aligned to the geometry of each domain. A series of grade interpolation “runs” were then completed, at progressively larger search distances until all blocks received an interpolated grade. Constraints were applied to the number of grade values and holes used in the interpolations in order to improve the reliability of the estimates.

Upon completion of grade estimation for both deposits, a series of block model validations were completed to test the robustness of each estimate.

Mineralized zones at Dibwe East were interpreted and correlated using the geophysical logs into A, B and C Horizons which extend to a depth of approximately 110 metres below surface. Grade contours at 0.02% eU3O8 for each horizon were used in combination with top and bottom surfaces to construct mineralization wireframes. Statistical analysis indicated that erratic high-grade values should be top-cut to 0.3% ppm eU3O8. Top-cut assays were composited into 1 metre lengths within the mineralized wireframes and used to interpolate grades into 20 metres by 20 metres by 2 metres blocks using an inverse distance squared algorithm. Two passes were used with different search radii. A bulk density of 2.1 tonnes per cubic metre was used as per previous resource estimates for the Mutanga Project.

2015 ANNUAL INFORMATION FORM          58

The block model was validated by means of:

●	Comparison of domain wireframe volumes with block volumes.
●	Visual comparison of composite grades with block grades.
●	Comparison of block grades with composite grades used to interpolate grades.
●	Comparison with estimation by the contour method.

The Mineral resource is reported within a preliminary Whittle pit shell. The Mineral resources are all classified as inferred because of the relatively wide drill hole spacing (approximately 100 metres by 200 metres) and uncertainties in the eU3O8 grade values, in particular disequilibrium factors.

Mutanga Mineral Resource Estimates(1)(2)(3)

		100% Basis = Company Share

Deposit	Category	Tonnes (,000)	Grade (% U3O8)	Pounds of U3O8 (,000)
Dibwe East(4)	Inferred	39,800	0.032	28,200
Mutanga(4)	Measured	1,880	0.048	2,000
	Indicated	8,400	0.031	5,800
	Inferred	7,200	0.021	3,300
Dibwe(4)	Inferred	17,000	0.023	9,000
Mutanga Extension(5)	Inferred	500	0.034	400
Mutanga East(5)	Inferred	200	0.032	100
Mutanga West(5)	Inferred	500	0.034	400

Notes:

(1)

The Mutanga, Mutanga Ext, Mutanga East, Mutanga West and Dibwe mineral resource estimates have been prepared in accordance with the requirements of NI 43-101 and the classifications comply with CIM definition standards.

(2)	Mineral resources are not mineral reserves and do not have demonstrated economic viability. No mineral reserves have as yet been defined.
(3)

Inferred mineral resources have a greater amount of uncertainty as to their existence and as to whether they can be mined economically. It cannot be assumed that all or part of the inferred mineral resources will ever be upgraded to a higher classification.

(4)	Reported above a cutoff grade of 0.01% U3O8
(5)	Reported above a cutoff grade of 0.02% U3O8

Recent drilling at Mutanga has validated the previous historical drilling data and provided increased confidence in the U3O8 grade, geological interpretation and tonnage factors resulting in a significant portion of Mutanga being classified as indicated mineral resources. The remainder of the mineral resource has been assigned to the inferred mineral resource category, due to the limited understanding of geological continuity, low drilling density and the uncertainty surrounding the historical data.

2015 ANNUAL INFORMATION FORM          59

Falea Project, Mali

Denison completed the acquisition of Rockgate in January 2014 and, as a result, added the 100% owned Falea uranium-copper-silver project in Mali to its portfolio of assets in Africa. Upon acquisition, the Falea project was not considered a material property by Denison and, as a result, the Company did not commission the preparation of a 43-101 Technical Report to update the acquired historical estimate.

In 2015, Denison engaged RPA Inc. to prepare an updated independent mineral resource estimate on the Falea deposit. The results of the estimates included in this report are set out below.

	100% Basis = Company’s Share
Category	Tonnes (,000)	Grade (% U3O8)	Pounds U3O8 (,000)	Grade (% Cu)	Pounds Cu (,000)	Grade (g/t Ag)	Ounces Ag (,000)
Indicated	6,880	0.115	17,400	0.16	24,400	72.8	16,110
Inferred	8,780	0.069	13,400	0.20	38,700	17.3	4,900

Notes:

(1)	CIM definitions were followed for classification of Mineral Resources.
(2)	Reported above a cut-off grade of 0.03% U3O8.
(3)	Bulk density is 2.65 t/m3.
(4)	Numbers may not add due to rounding.

Denison has subsequently confirmed its determination that Falea is not a property material to the Company, and the estimated mineral resources have not been included in the Company’s summary of 43-101 compliant current reserves and resources on pages 24 and 25. No significant future work on the property is currently planned.

Historical Estimates

On several of Denison’s mineral properties, estimates of mineral reserves or mineral resources have not been prepared in accordance with NI 43-101; however, historical mineral resource estimates exist for the projects, as discussed below. The Company is not treating the following historical estimates as current mineral resources or reserves.

McClean South Historical Estimates

In Canada, on the McClean Joint Venture, the McClean South trend is located parallel to and approximately 500 metres south of the McClean North trend (see “Mineral Properties – McClean Lake”). There are two presently known mineralized pods which were drilled by Canadian Oxy during 1979-1980: the Southwest Pod and the Southeast Pod. The original owner of the property, Canadian Oxy, prepared estimates of tonnages, grades and contained uranium for these deposits as of 1980, which have not been verified by Denison. The results of these estimates are set out below.

2015 ANNUAL INFORMATION FORM          60

McClean South Historical Estimates(1)(2)

	100% Basis			Company’s Share
Deposit	Tons (,000)	Grade (% U3O8)	Pounds of U3O8 (,000)	Pounds U3O8 (,000)
Southwest Pod	47.6	2.10	2,000	500
Southeast Pod	126.7	0.73	1,900	400

Notes:

(1)	The historical estimates do not comply with the requirement of NI 43-101. CIM definitions are not used.
(2)	The historical estimates cannot be verified and the estimates are not necessarily indicative of the mineralization on the property.

This trend will require future evaluation to upgrade this historical estimate as a current mineral resource estimate.

Elliot Lake Historical Estimates

In June 2007, the Company received a technical report entitled “Technical Report on the Elliot Lake Property, Elliot Lake District, Ontario” from Scott Wilson RPA (the “Elliot Lake Report”), a copy of which is available on SEDAR. Scott Wilson RPA compiled the historic mineral resources for the Elliot Lake deposits and reported in accordance with the requirements of NI 43-101. The mineral resource estimate is based on historical mine records at the time of the shutdown of the mines in 1992. No subsequent work has been carried out since that time.

Elliot Lake Historical Estimates(1)(2)(3)(4)

	100% Basis =Company Share
Category	Tons (,000)	Grade (pounds/ton)	Pounds of U3O8 (,000)
Developed	89,200	1.29	115,000
Undeveloped	80,500	1.13	90,000

			205,000

Notes:

(1)	The mineral resource estimate does not comply with the requirements of NI 43-101. CIM definitions are not used.
(2)	The cut-off grade is 0.8 pound/ton U3O8.
(3)	A minimum mining width of 6 feet was used and no mining recovery factors were applied.
(4)	The historical estimates cannot be verified and the estimates are not necessarily indicative of the mineralization on the property.

In the opinion of Scott Wilson RPA, although the historical estimate cannot be verified, the estimate is considered to be reasonable based on the estimation methods at the time. The current historical resource, without access to the drilling information, cannot be classified directly under the CIM classification standards incorporated under NI 43-101. The mineral resource estimates were originally classified for the purposes of the Elliot Lake Report as developed and undeveloped. Developed mineral resources are those resources that have been developed for mining and represent total mineralization remaining after partial extraction during the previous mining operations. Undeveloped mineral resources are located in blocks beyond existing development workings where no mining has taken place.

2015 ANNUAL INFORMATION FORM          61

MINERAL EXPLORATION

Athabasca Basin, Saskatchewan

In the Athabasca Basin, Denison currently has interests in 37 exploration projects, which are located primarily on the eastern side of the Basin. During 2015, 68,022 metres were drilled on 11 projects which Denison operates. A further 5,169 metres were drilled by ARC on the Wolly property and 7,775 metres were drilled by Cameco on the Mann Lake property. The highlight from the 2015 drilling results includes delineation of the Gryphon deposit on the 60% owned Wheeler River project, which allowed for an initial resource estimate. Other notable results include the best intersection to date on the Mann Lake property, 6.7% U3O8 over 3.9 metres at the unconformity, and the discovery of new mineralization at Murphy Lake, 0.25% U3O8 over 6.0 metres at the unconformity. Results from Denison’s highest priority properties from the 2015 program are discussed below.

2015 ANNUAL INFORMATION FORM          62

Wheeler River (60% Denison)

Denison holds a 60% interest in the Wheeler River project consisting of 19 mineral claims totaling 11,720 hectares. The other parties are Cameco with a 30% interest and JCU holding the remaining 10%. Denison is the operator.

Exploration efforts in 2014 were focused on the K North trend along the north western edge of the property. This resulted in the discovery of the Gryphon zone of high grade basement hosted uranium mineralization, approximately three kilometres northwest of the Phoenix deposit. Drill hole WR-556 was the discovery hole, intersecting 15.3% U3O8 over 4.0 metres approximately 180 metres beneath the sub-Athabasca unconformity. Subsequent drilling on a coarse 50 metre by 50 metre grid defined a substantial zone of uranium mineralization that consists of several parallel, stacked lenses of varying thickness that are concordant with the moderate east dipping stratigraphy and foliation, and plunge moderately to the northeast. Some additional infill drilling was completed at the Phoenix deposit in early 2014. This work was successful in extending high grade mineralization into some areas previously modeled as low grade. These results, combined with the results from 2013 prompted Denison to complete an updated mineral resource estimate for the Phoenix deposit in June 2014.

During 2015, the focus of the Company’s drilling activities were designed to: (1) define the high grade mineralization in the main part of the Gryphon zone, (2) test down-plunge of the Gryphon zone, (3) test for parallel basement lenses, (4) test for unconformity mineralization on the southwestern up-plunge side of Gryphon, and (5) further drill test the Phoenix Zone D, Phoenix North, the K West conductor, and the R conductor east of Phoenix.

The Gryphon drilling completed in 2015, resulted in the completion of a 50 metre by 50 metre drilling pattern, which allowed the Company to release an initial inferred resource estimate, in accordance with NI 43-101, for the Gryphon deposit in November 2015. The Gryphon deposit adds considerable resources to the Wheeler River project, which previously included only the Phoenix deposit. With the addition of the Gryphon deposit, the Company began to study the potential for the co-development of the Gryphon and Phoenix deposits as a single project. Accordingly, the Company is in the process of completing a Preliminary Economic Assessment (“PEA”) for the Wheeler River project, which will evaluate the co-development potential of the Gryphon and Phoenix deposits.

Exploration activities at Wheeler River during 2016 are expected to focus on numerous unconformity and basement targets in the vicinity of the Gryphon deposit. Recent exploration results have continued to return mineralization in the area surrounding the Gryphon deposit and southwest along the K-North trend, which hosts the Gryphon deposit. The results in this area continue to suggest the potential for the discovery of additional zones of significant uranium mineralization. The K-North trend includes approximately 6 kilometres of prospective strike, primarily to the south of the Gryphon deposit. In addition, 2016 drilling may test other priority target areas on the property, including the Q Central and O Zone target areas. Taken together, 47,000 metres of exploration drilling is planned at Wheeler River between the winter and summer drill programs, along with geophysical surveys at a total cost of CAD$10.0 million (Denison’s share, CAD$6.0 million).

Evaluation activities planned for Wheeler River in 2016 include the completion of the PEA and subject to a positive outcome from the PEA, the Company has also budgeted to initiate work on a Prefeasibility Study (“PFS”). The budget for the PFS work planned for 2016 is approximately CAD$2.6 million (Denison’s share, CAD$1.6 million).

2015 ANNUAL INFORMATION FORM          63

Waterbury Lake (61.55% Denison)

Waterbury Lake is a 40,256 hectare collection of 13 irregularly shaped contiguous claims and one separate claim in the eastern Athabasca Basin of northern Saskatchewan, Canada. The property is located approximately 12 kilometres north of Points North Landing, contiguous with Denison’s Midwest property. Waterbury Lake was acquired through the acquisition of Fission in 2013.

Uranium exploration has been undertaken on the property for over 40 years. Numerous and varied programs have been carried out on different portions of the property, including diamond drilling campaigns, airborne and ground geophysics, boulder sampling and prospecting since 1969.

During the winter of 2015, Denison completed four drill holes to follow up the 2014 resistivity results and extend the 2013-2014 resistivity coverage over the Oban area. The results of the Oban resistivity survey indicate that two sub parallel zones of low basement resistivity trend east-west through the survey area. These zones are in-part coincident with historical conductors and locally are overlain by zones of decreased sandstone resistivity - favourable geophysical criteria for targeting uranium mineralization.

During the summer of 2015, Denison completed eight drill holes to follow up the results of historical drilling and the 2015 resistivity survey. Holes on the southern Oban resistivity low trend intersected strong alteration and structure in the sandstone and graphite and alteration within the basement. Holes on the northern Oban resistivity low intersected anomalous sandstone and basement geochemistry, hydrothermal hematite and zones of weak uranium mineralization up to 0.267% U3O8 over 0.5 metres.

Planned exploration activities for Waterbury Lake in 2016 include DCIP resistivity surveying for the Oban and Hamilton Lake areas and follow-up diamond drilling of approximately six to seven holes totaling 2,500 metres.

Crawford Lake Project (100% Denison)

Crawford Lake is 100% owned by the Company and is located immediately southwest of Denison’s Wheeler River project, approximately 10 kilometres south of Cameco’s Millennium deposit in the southeast portion of the Athabasca Basin.

During 2013, a small program of diamond drilling consisting of 780 metres was completed in the summer in conjunction with work on the contiguous Bachman Lake project. Exploration efforts at Crawford Lake were ramped up in 2014 beginning with a program of electromagnetic geophysical surveying that identified the new CR-5 conductor. This was followed by a five hole, 2,995 metre drilling program that was concentrated on the new conductor. Several drill holes encountered large volumes of sandstone alteration (desilicification, clay and bleaching) above structurally disrupted graphitic gneisses, most of which were intersected deep in the basement. Further drilling was recommended to evaluate this large alteration zone.

2015 ANNUAL INFORMATION FORM          64

The 2015 exploration program on the Crawford Lake Project consisted of winter and summer diamond drilling programs on the CR-5 and CR-3 conductors, and a winter geophysical program consisting of two DCIP resistivity surveys. During 2015, thirteen holes were completed for a total 8,066 metres. The program was designed to follow up favourable sandstone and basement alteration intersected on the CR-5 conductor during the 2014 drill program and to commence testing on the CR-3 conductor. All of the CR-5 drill holes intersected significant sandstone structure and alteration similar to the 2014 drilling. Although no significant uranium values were intersected, anomalous Th (U pathfinder element) and REE’s were intersected in multiple holes. Importantly, the holes provided a revised understanding of basement geology and further potential targets. One hole tested a resistivity target along the CR-3 conductor and intersected strong basement alteration and structure.

Planned exploration activities for Crawford Lake in 2016 include a DCIP ground resistivity survey covering the western portion of CR-2 conductor, the ML-2 conductor, and a recently interpreted east-west resistivity low. Approximately 4,400 metres of diamond drilling is planned in approximately eight holes.

Murphy Lake Project (68.85% Denison)

Denison holds a 68.85% interest in the Murphy Lake project, with Eros Resource holding the remaining 31.35%. Murphy Lake is located approximately 30 kilometres northwest from the McClean Lake mill and is contiguous with the northwest boundary of Denison’s Waterbury Lake property. Denison is the operator.

In 2012, an airborne VTEM survey was planned to better define the conductors identified in 2011, but the work was delayed due to adverse winter conditions and was actually completed in the spring of 2013. The survey was successful in extending the conductors. The only work completed in 2014 was a DC-resistivity geophysical survey on the southern block of the Murphy Lake property. Both the 2013 VTEM survey results and the 2014 DC-resistivity results warranted follow-up exploration.

In 2015, Denison carried out a diamond drill program consisting of five holes totalling 1,818 metres on the southern block of the Murphy Lake property. The program focused on testing resistivity targets along the southern Murphy Lake trend, where limited historical drilling had intersected significant structure and alteration both in the sandstone and the basement.

The first hole of the program, MP-15-03, successfully encountered weak uranium mineralization over a significant width. The hole intersected 0.25% U3O8 over 6.0 metres starting at a depth of 270 metres at the sub-Athabasca unconformity. The mineralization is associated with a zone of strong sandstone alteration including desilicification and clay over a hematite cap. Basement rocks immediately below the mineralization consist of graphitic pelitic gneisses that are in fault contact with both the overlying meta-arkoses and the underlying granites. The target was an east-west oriented resistivity low anomaly that has been tested by only one other drill hole previously. That drill hole (ML-07-02) is located 400 metres along strike to the east and was flagged for follow-up due to significant sandstone alteration above graphitic basement rocks. Four additional drill holes were completed to follow up on the mineralization in MP-15-03. While none of the holes intersected mineralization, all encountered significant structure and alteration, suggesting the presence of a prospective mineralized system. Drill hole MP-15-06 intersected weakly elevated radioactivity straddling the unconformity approximately 23 metres south of the mineralized section in MP-15-03. Sandstone litho-geochemistry samples from this section returned elevated partial uranium values (>1 ppm) extending more than 150 metres above the mineralization.

A follow-up diamond drill program consisting of 3,400 metres, in approximately ten holes is planned for winter 2016 to follow-up on the discovery of the new zone of uranium mineralization highlighted by drill hole MP-15-03. In addition a gravity survey and DCIP resistivity are also planned for 2016.

2015 ANNUAL INFORMATION FORM          65

McClean Lake (22.5% Denison)

The McClean Lake project includes the deposits of the Sue Trend, and the JEB, Caribou and McClean Lake sandstone hosted deposits. The “Sue Trend” represents an arcuate graphitic gneiss which flanks various granitic domes, and one of these domes is associated with virtually all of the mineralization at the property. Depths to basement are relatively shallow, rarely exceeding 175 metres, which is well within the range of open pit mining methods. The Sue trend is host to five deposits, including Sue A, Sue C, Sue E and Sue B, all of which have been mined. The McClean group of deposits represents one of the largest properties in the Athabasca Basin in terms of production and identified mineral resources and has produced almost 50 million pounds U3O8 since inception. In the Company’s view, significant exploration potential still remains.

No exploration field work was conducted in 2015. The exploration work that was carried out comprised of a desk-top compilation of historical data along the Sue Trend to develop geological models that will be used to evaluate the potential for basement-hosted mineralization. In 2016, geological modelling of the Sue Trend is expected to continue, followed by a summer drilling program consisting of 5 to 7 diamond drill holes totaling an estimated 2,500 metres.

Midwest (25.17% Denison)

No exploration activity has been carried out at the Midwest project since 2012. No exploration work is planned for 2016.

Wolly (22.5% Denison)

The Wolly uranium exploration project is a large and well located property which surrounds the McClean Lake uranium operations and comprises approximately 23,700 hectares. The Wolly project is a joint venture between ARC (62.9%, and operator), Denison (22.5%) and JCU (14.6%).

Wolly was first explored in the mid-1970s by its prior owners, due to its proximity to the Rabbit Lake discoveries. Because of the relatively shallow depths to the unconformity, which do not exceed 200 metres, drill testing there is less expensive than many other properties in the area. Wolly was originally included in the McClean Lake project area until the decision was made to place McClean into production, at which time McClean was separated from Wolly. In 2014, a program of diamond drilling consisting of 3,130 metres in 17 drill holes was completed in the Lasoy, Burnt Island and JEB south target areas. No significant mineralization was intersected, although structured graphitic basement and significant alteration in both the sandstone and basement were intersected in the JEB south area.

In 2015, a total of 21 drill holes for a total of 5,169 metres were completed. This included 12 holes in the JEB South Area and 9 holes in the Pat Lake South Area. At JEB South, no significant mineralization was intersected. Structured and altered sandstone was intersected in six of the drill holes and basement alteration (argillization and weak bleaching) was noted in the uppermost basement of the majority of the drill holes. At Pat Lake South, despite a favourable structural setting it does not appear the Pat Lake reverse fault where drilled is favourable for the development of a significant uranium deposit. Future drilling in the area will likely be focused to the north of drill fence PS-20-2.

The 2016 exploration program will consist of diamond drilling and ground geophysics. The drill program, comprising approximately 22 drill holes, will be focused on testing targets defined by the 2015 small moving loop electromagnetic (TEM) survey. Ground geophysics will include 40 line kilometres of electromagnetic surveying over three target areas.

2015 ANNUAL INFORMATION FORM          66

Mann Lake (30% Denison)

The Mann Lake exploration project is located 25 km southwest of the McArthur River mine and is on trend between Cameco’s Read Lake project and Denison’s 60% owned Wheeler River project in Saskatchewan’s eastern Athabasca Basin. The Mann Lake project is a joint venture between Cameco (52.5%), Denison (30%) and ARC (17.5%). Cameco is the operator.

During 2013 and 2014, 36 diamond drill holes were completed for a total of 25,559 metres. The most significant results were achieved along the GC (Granite Contact) fault, highlighted by MN-060 which intersected 2.94% U3O8 over 4.8 metres at the unconformity.

The 2015 program comprised 14 drill holes for a total of 7,775 metres. The drilling was successful in extending the mineralized footprint along the GC fault to approximately 600 metres in strike length, highlighted by MN-066 which intersected 6.7% U3O8 over 3.9 metres at the unconformity. As at the end of 2015 a total of 3.6 kilometres of the GC fault had been tested along strike at 300 metre centres, with 600 metres of mineralized strike identified. Further potential for mineralization related to the GC fault exists to the south along approximately 2.4 kilometres of strike.

Exploration for 2016 is expected to include a three hole drilling program to test the unexplored southern extent of the GC fault and an additional basement target on the C1 fault.

Other Denison Athabasca Projects

Denison has several other active exploration pipeline projects located in the Athabasca Basin, including:

● Bachman Lake (100% Denison)	● Moore Lake (100% Denison)
● Bell Lake (100% Denison)	● South Dufferin (100% Denison)
● Hatchet Lake (64.36% Denison)	● Stevenson River (100% Denison)
● Jasper Lake (100% Denison)	● Torwalt Lake (100% Denison)
● Lynx Lake (59.92% Denison)	● Turkey Lake (100% Denison)
● Marten (50% Denison)

During 2015, 35 holes were drilled on certain of such other Athabasca properties for a total of approximately 11,500 metres, to test a variety of geophysical, geological and geochemical targets. Drilling programs were undertaken on projects including Bell Lake (2 holes), Hatchet Lake (9 holes), Jasper Lake (7 holes), Lynx Lake (2 holes), Moore Lake (7 holes), Stevenson River (3 holes) and Turkey Lake (5 holes). Highlights from these drilling programs include:

●	Bell Lake - Structured and altered sandstone with elevated uranium and hydrothermal hematite at the sub-Athabasca unconformity
●	Hatchet Lake - Basement alteration and structure including anomalous base-metal values
●	Jasper Lake – Minor sandstone alteration and graphitic basement lithologies
●	Lynx Lake – Quartzite and variably graphitic pelitic gneisses in an area previously interpreted to be granite

In addition to drilling, ground geophysical and geochemical programs were undertaken on eight Denison exploration pipeline projects.

2015 ANNUAL INFORMATION FORM          67

Exploration for 2016 is expected to include drill testing of new targets obtained from Denison’s ongoing geophysical and geochemical programs and follow-up of drilling results obtained in 2015. In 2016, geochemical surveying, ground geophysical surveying and approximately 8,000 metres of drilling is planned on the following projects: Bachman Lake, Bell Lake, Hatchet Lake, Marten, Moore Lake, South Dufferin, Torwalt Lake and Turkey Lake.

Africa

Mutanga, Zambia

Exploration work completed in 2015 included the collection of approximately 2,300 soil and radon samples and the excavation of 15 trenches totalling approximately 4,300 metres. The soil and radon surveys completed in 2015 achieved complete coverage of the property and delineated additional exploration targets. The trenching in 2015 tested 7 soil/radon target areas and discovered new mineralization. The mineralization identified in trenches from 2014 and 2015 provide drill-ready targets.

Falea, Mali

Work completed in 2015 included the completion of an airborne VTEM/magnetic gradiometer/radiometric survey (1,384 line kilometres) to complete airborne geophysical coverage over the prospective Taoudeni Basin sediments within the project area. Following a preliminary interpretation of the airborne data, initial target areas were followed-up with limited soil sampling (548 samples), scintillometer prospecting (614 sites) and geological mapping. The soil samples are pending geochemical analysis.

ATHABASCA EXPLORATION: SAMPLING, ANALYSIS AND DATA VERIFICATION

The following section details procedures and protocols for all Athabasca exploration programs operated by Denison in reference to downhole radiometric surveying, core sampling, sample preparation methods, analytical procedures and the Quality Assurance and Quality Control (“QA/QC”) procedures.

Downhole Radiometric Probe Surveying

All drill holes are logged with a downhole radiometric probe to measure the natural gamma radiation, from which an initial indirect estimate of ‘equivalent uranium’ (eU3O8) can be made. The downhole probes are calibrated originally by the manufacturer at test pits with known mineralization in the United States. These probes are also regularly tested in the test pits at a government-owned facility in Saskatoon. In addition, Denison further calibrates the probes with a correlation curve of probe grades versus corresponding high-grade assays on split core as received from the laboratory. At the Wheeler River project, different probes are used depending on the observed grade of mineralization at the unconformity as the standard probes generally become saturated at grades above 20% U3O8. Data are typically logged at a speed of 10 m/min down hole and 15 m/min up hole through the drill rods.

Core Sampling, Sample Preparation and Assaying

Drill core samples are collected in the field at dedicated core logging and sampling facilities. The samples are logged, split, bagged and stored in pails for shipment to the laboratory. Because the mineralized drill cores are classified as hazardous materials and are regulated under requirements governing the transport of dangerous goods, Denison staff have been trained in the proper handling and transport of the cores and deliver them from the core facility directly to the laboratory without outside contact.

2015 ANNUAL INFORMATION FORM          68

Denison submits drill core samples for chemical U3O8 assay for all mineralized intervals, where core recovery permits. All mineralized core is measured with a scintillometer by removing each piece of drill core from the ambient background, noting the most pertinent reproducible result in counts per second, and carefully returning it to its correct place in the core box. Any core registering over 500 cps is flagged for splitting and sent to the laboratory for assay. Early drill holes were sampled using variable intervals (0.2 m to 1.0 m) however all recent holes have been sampled using 0.5 metre lengths. Barren samples are taken to flank both ends of mineralized intersections, with flank sample lengths at least 0.5 metres on either end - this may be significantly more in areas with strong mineralization. All core samples are split with a hand splitter according to the sample intervals marked on the core. One-half of the core is returned to the core box for future reference and the other half is bagged, tagged, and sealed in a plastic bag. Bags of mineralized samples are sealed for shipping in metal or plastic pails depending on the radioactivity level. In addition, samples are routinely collected from mineralized intersections for bulk dry density determination as required for mineral resource estimation.

All drill core U3O8 assays are conducted by the Saskatchewan Research Council (“SRC”) using ISO/IEC 17025:2005 accredited method for the determination of U3O8 wt%. The assay sample preparation and analytical procedures are as follows:

●

Drill core samples are received by the analytical laboratory from Denison in sealed five-gallon plastic or metal pails. Each sample is contained in a sealed plastic bag with a sample tag. A packing slip is enclosed that contains instructions and a sample number list. Samples are verified against the packing slip. Any extra samples or missing samples are noted and Denison is informed.

●	Samples are sorted and processed according to location (sandstone or basement origin) and level of radioactivity
●	Sample preparation includes drying, jaw crushing to 60% passing -2 millimetres and pulverizing to 90% passing -106 microns.
●	The resultant pulp is digested using aqua-regia and the solution analyzed for U3O8 wt% using ICP-OES.

Three other types of drill core samples are collected during routine exploration, the results of which are used to prioritize drill holes for follow-up exploration or determine geochemical and/or alteration vectors toward mineralization, as follows:

1.

Composite geochemical samples are collected over approximately 10 metre intervals in the upper Athabasca sandstone and in fresh lithologies beneath the unconformity (basement) and over 5 metre intervals in the basal sandstone and altered basement units. The samples consist of 1 cm to 2 cm disks of core collected at the top or bottom of each row of core in the box over the specified interval. Care is taken not to cross lithological contacts or stratigraphic boundaries. These samples are submitted to SRC for sample preparation and multi-element analysis. The same sample preparation procedures are used as described above for U3O8 assay samples. The pulps are analyzed using the ICPMS Exploration Package which includes a total digest (HF:HNO3:HCIO4) and partial digest (HNO3:HCLl) followed by ICP-MS analysis. Boron values are obtained through NaO2/NaCO3 fusion followed by ICP-OES.

2.

Representative/systematic core disks (one to five centimetres in width) are collected at regular 5 metre to 10 metre intervals throughout the entire length of core until basement lithologies become unaltered. These samples are analyzed for clay minerals using reflectance spectroscopy. Samples for reflectance clay analyses have been analyzed by Denison using a PIMA spectrometer or an ArcSpectro FT-NIR ROCKET spectrometer and sent to Rekasa Rocks Inc. (Rekasa) or AusSpec International Ltd. (AusSpec), respectively, for interpretation.

2015 ANNUAL INFORMATION FORM          69

3.

Select spot samples are collected from significant geological features (i.e. radiometric anomalies, structure, alteration etc.). Core disks 1 cm to 2 cm thick are collected for reflectance spectroscopy and split core samples are collected for geochemical analysis. The same reflectance spectrometry or geochemical procedures as described above are used.

These sampling types and approaches are typical of uranium exploration and definition drilling programs in the Athabasca Basin. Drill core handling and sampling protocols are in accordance with industry best practices. Once the diamond drill core is geologically logged but before sampling, the core is photographed and the core boxes are labeled with aluminum tags. After sampling, all core is stored in specially constructed core racks out of doors in the event the core needs to be re-logged or re-sampled in the future.

After the analyses are completed, analytical data are securely sent using electronic transmission of the results, by SRC to Denison. The electronic results are secured using WINZIP encryption and password protection. These results are provided as a series of Adobe PDF files containing the official analytical results and a Microsoft Excel spreadsheet file containing only the analytical results. Analytical data received from the lab is imported directly into Denison’s local database. The data is subject to validation using triggers built into the local database to identify blank or standard assays that fall outside the accepted limits that require re-analysis. Field duplicates are validated using control charts. The laboratory is notified immediately of any problematic samples or batches and these are re-analyzed. Assay values that fall below the method detection limit (MDL) are reported by the lab as ‘less than’ values (<MDL). These values are automatically replaced by half MDL by the local database during import. The database is backed up on- and off-site every day.

QAQC

The SRC laboratory has an internal QAQC program dedicated to active evaluation and continual improvement in the internal quality management system. The laboratory is accredited by the Standards Council of Canada as an ISO/IEC 17025 Laboratory for Mineral Analysis Testing and is also accredited ISO/IEC 17025:2005 for the analysis of U3O8. The laboratory is licensed by the Canadian Nuclear Safety Commission (CNSC) for possession, transfer, import, export, use, and storage of designated nuclear substances by CNSC Licence Number 01784-1-09.3. As such, the laboratory is closely monitored and inspected by the CNSC for compliance. All analyses are conducted by SRC, which has specialized in the field of uranium research and analysis for over 30 years. SRC is an independent laboratory, and no associate, employee, officer, or director of Denison is, or ever has been, involved in any aspect of sample preparation or analysis on samples. The SRC uses a Laboratory Management System (LMS) for Quality Assurance. The LMS operates in accordance with ISO/IEC 17025:2005 (CAN-P-4E) “General Requirements for the Competence of Mineral Testing and Calibration Laboratories” and is also compliant to CAN-P-1579 “Guidelines for Mineral Analysis Testing Laboratories”. The laboratory continues to participate in proficiency testing programs organized by CANMET (CCRMP/PTP-MAL).

2015 ANNUAL INFORMATION FORM          70

The SRC routinely inserts standard reference materials and blanks into batches of the Company’s samples as an internal check on accuracy and contamination. Quality control samples (reference materials, blanks, and duplicates) are included with each analytical run, based on the rack sizes associated with the method. Before the results leave the laboratory, the standards, blanks, and split replicates are checked for accuracy, and issued provided the senior scientist is fully satisfied. If for any reason there is a failure in an analysis, the sub-group affected will be re-analyzed, and checked again. A Corrective Action Report will be issued and the problem is investigated fully to ensure that any measures to prevent the re-occurrence can and will be taken. All human and analytical errors are, where possible, eliminated. If the laboratory suspects any bias, the samples are re-analyzed and corrective measures are taken.

Denison has developed several QA/QC procedures and protocols for all exploration projects to independently monitor laboratory performance which include the analysis of uranium standards, blanks, field duplicates and exploration standards, as follows:

Uranium Standards - Due to the radioactive nature of the standard material, insertion of the standard materials is preferable at SRC instead of in the field. During sample processing, the appropriate standard grade is determined, and an aliquot of the appropriate standard is inserted into the analytical stream for each batch of materials assayed. Uranium standards are typically inserted at a minimum rate of 1 in every 40 samples. For the Wheeler River project, Denison uses standards provided by Joint Venture partner Cameco for uranium assays. Six uranium assay standards have been prepared for use in monitoring the accuracy of uranium assays received from the laboratory. In addition, for each assay group, an aliquot of Cameco’s blank material is also included in the sample run. In a run of 40 samples, at least one will consist of a Cameco standard and one will consist of a Cameco blank. Accuracy of the analyses and values obtained relative to the standard values, based on the analytical results of the six reference standards used, is acceptable for Mineral Resource estimates.

Blanks - Denison employs a lithological blank composed of quartzite to monitor the potential for contamination during sampling, processing, and analysis. The selected blank consists of a material that contains lower contents of U3O8 than the sample material but is still above the detection limit of the analytical process. Due to the sorting of the samples submitted for assay by SRC based on radioactivity, the blanks employed must be inserted by the SRC after this sorting takes place, in order to ensure that these materials are ubiquitous throughout the range of analytical grades. In effect, if the individual geologists were to submit these samples anonymously, they would invariably be relegated to the minimum radioactive grade level, preventing their inclusion in the higher radioactive grade analyses performed by SRC.

Field Duplicates - The Company regularly submits a variety of duplicate samples in the sample stream as a check on the precision of the analytical lab. Core duplicates are prepared by collecting a second sample of the same interval, through splitting the original sample, or other similar technique, and are submitted as an independent sample. Duplicates are typically submitted at a minimum rate of one per 20 samples in order to obtain a collection rate of 5%. The collection may be further tailored to reflect field variation in specific rock types or horizons.

Exploration Standards – Denison has prepared three in-house ‘exploration standards’ to independently monitor laboratory performance during the processing of routine drill core exploration samples. These standards aim to test laboratory accuracy and precision for a variety of trace metals at low levels, as required for Athabasca uranium exploration.

In addition to the QAQC described above, Denison sends one in every 25 U3O8 assay samples to the SRC’s Delayed Neutron Counting (DNC) laboratory, a separate facility located at SRC Analytical Laboratories in Saskatoon, to compare the uranium values using two different methods, by two separate laboratories. All radioactive samples are monitored and recorded as per CNSC licence 01784-1-09.0. Furthermore, down hole radiometric probe results provide equivalent uranium data (eU3O8) that is used internally by the Company for assessing the accuracy of the laboratory U3O8 results.

2015 ANNUAL INFORMATION FORM          71

MANAGER OF UPC

DMI is the manager of UPC. UPC is a public company with the primary investment objective of achieving an appreciation in the value of its uranium holdings. The Company does not, directly or indirectly, have an ownership interest in UPC. As manager, DMI provides UPC’s officers and manages UPC’s activities, including purchasing uranium for and on behalf of UPC as directed by the UPC board, arranging for its storage and attending to regulatory reporting for UPC.

Under the terms of the current management services agreement between DMI and UPC, expiring March 31, 2016, DMI receives the following fees from UPC: (a) a commission of 1.5% of the gross value of any purchases or sales of U3O8 and UF6 completed at the request of the Board of Directors of UPC; (b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value greater than CAD$100.0 million and (c) an annual fee up to a maximum of CAD$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative.

The MSA is a new three year agreement to take effect on April 1, 2016. Under the MSA, DMI will receive the following fees from UPC: a) a base fee of CAD$400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of CAD$100 million and up to and including CAD$500 million, and (i) 0.2% per annum of UPC’s total assets in excess of CAD$500 million; c) a fee, at the discretion of the UPC board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6, or gross interest fees payable to UPC in connection with any uranium loan arrangements. The MSA has a three-year term and may be terminated by either party upon the provision of 120 days written notice.

During 2015, DMI earned an aggregate of $1.8 million in management and commission fees as manager of UPC.

DENISON ENVIRONMENTAL SERVICES

DES was formed in 1997 to provide mine decommissioning and mine care and maintenance services to industry and government, as well as to manage Denison’s post mine closure environmental obligations on its Elliot Lake landholdings. DES’s current focus is on post-closure mine care and maintenance services and currently 95% of DES’s revenue comes from such services. DES is headquartered in Elliot Lake, Ontario.

The primary activities of DES include: providing the ongoing monitoring of Denison’s two closed Elliot Lake mine sites as well as environmental monitoring, effluent treatment and maintenance services for several clients including:

●	Rio Algom Ltd.’s five closed Elliot Lake mines;
●	Yukon Government’s Mt. Nansen Mine in the Yukon;
●	Vale Canada Limited’s closed Shebandowan, Whistle and Crean Hill Mines in northern Ontario;
●	BHP Billiton’s closed base metal mine at Les Mines Selbaie in Quebec; and
●	Ontario Government’s closed Kam Kotia Mine in northern Ontario.

2015 ANNUAL INFORMATION FORM          72

In 2015, DES also carried out work on several other smaller contracts.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue.

The Company has adopted an Environmental, Health and Safety Policy (the “EHS Policy”) that affirms Denison’s commitment to environmentally responsible management and compliance with occupational health and safety laws. Under the EHS Policy, the Company has committed to run its operations in compliance with applicable legislation, in a manner that minimizes the impact on our ecosystem. The EHS Policy mandates the use of regular monitoring programs to identify risks to the environment, to the public and to Denison’s employees and to ensure compliance with regulatory requirements. The EHS Policy also sets out Denison’s requirement to train its employees regarding environmental and health and safety compliance and best practices and to provide adequate resources in this regard. Finally, the EHS Policy requires regular reporting to the Board regarding the Company’s compliance and the results of the Company’s monitoring.

Canada

McClean Lake

At McClean Lake, construction activities for the mill expansion were ongoing throughout the year along with milling operations for processing of Cigar Lake and McClean Lake ores. In 2015 there were two lost time accidents and two medical aids incidents of ARC employees and one lost time accident and 14 medical aid incidents reported by contractors. There were six reportable spills, all of which were minor in nature and successfully remediated. There were five reportable exceedances in radiation doses to personnel, all of which were minor in nature and successfully remediated. All radiological monitoring was conducted in accordance with the routine schedule. The facility has maintained its internationally recognized ISO 14001:2004 and OHSAS 18001 certification.

The McClean operation and the Midwest project are combined under a single Operating Licence issued by the CNSC. The combined Preliminary Closure Plan was prepared by ARC and approved by the authorities in 2009, estimating the total decommissioning and reclamation costs to be CAD$43.1 million. Financial assurances are in place for this entire amount, with Denison’s share being CAD$9.7 million. The Preliminary Closure Plan was updated by ARC in 2014 and further amended in November 2015 and was submitted to the authorities. The updated plan estimated the total decommissioning and reclamation costs to be CAD$106.6 million of which Denison’s share would be CAD$23.99 million.

At the end of February 2016, the Company received a letter of acceptance from the applicable regulatory authorities that its updated site restoration plan for the McClean Lake and Midwest projects, further amended in January 2016, was approved. However, under the final approved plan the total decommissioning and reclamation costs are estimated at $107.2 million and the Company is required to increase its financial assurance to Saskatchewan Environment from the current amount of CAD$9.7 million to CAD$24.1 million. It is anticipated that the increased financial assurance will be required to be provided during the second quarter of 2016.

2015 ANNUAL INFORMATION FORM          73

Elliot Lake

Denison’s uranium mine at Elliot Lake, Ontario, which started operations in 1957, was permanently closed upon completion of deliveries of U3O8 to Ontario Hydro in May 1992. During its 35 years of continuous operation, the facility produced 147 million pounds of U3O8 in concentrates from the milling of 70 million tons of ore.

By 1998, all significant capital reclamation activities at Denison’s two closed Elliot Lake mines had been completed and, for the most part, decommissioning has progressed to the long-term monitoring phase.

During 2015, the treatment plants operated as planned and all environmental targets were met. Monitoring and other remediation related expenses were CAD$0.7 million for the year. Monitoring costs for 2016 are budgeted to be CAD$0.9 million. All expenditures are funded from the Reclamation Trust described below under “Reclamation.” It is estimated that sufficient funds are in the Reclamation Trust to meet all monitoring costs through 2021.

All activities and monitoring results are reviewed regularly by the CNSC and the Elliot Lake Joint Regulatory Group, which consists of federal and provincial regulators.

Pursuant to a Reclamation Funding Agreement, effective June 30, 1994, with the Governments of Canada and Ontario, Denison has established a Reclamation Trust from which all spending on its Elliot Lake reclamation activities is funded. When the Reclamation Trust was first established in 1994, Denison was required to deposit 90% of its cash receipts after deducting permitted expenses, as defined in such agreement, into the Reclamation Trust. In 1997, the Governments of Canada and Ontario agreed to suspend the 90% funding requirement provided Denison maintained four years of cash requirements in the Reclamation Trust. Early in 1999, the Governments of Canada and Ontario agreed to further amend the Reclamation Funding Agreement, effective when Denison received an amended site decommissioning licence, which was obtained on April 22, 1999. Pursuant to that amendment, Denison is required to maintain sufficient funds in the Reclamation Trust to meet six years of cash requirements.

The CNSC has proposed the modification of the licences for Elliot Lake to a single Waste Disposal Licence for both facilities (see “Government Regulation – Canadian Uranium Industry”). Under the proposed Waste Disposal Licence, the reclamation funding arrangement may be modified, but at this point in time the Company believes that it will be able to maintain the current funding agreement.

Denison Environmental Services

DES has maintained its internationally recognized ISO 9001:2008 certification which is a certification for Quality Management Systems. In 2015, DES had no lost time accidents.

Exploration

The Denison exploration office in Saskatchewan had no lost time accidents or medical aids in 2015. All required permits were obtained, and the exploration sites were remediated as required.

2015 ANNUAL INFORMATION FORM          74

Africa

There were neither medical aids, nor lost time accidents during 2015 at the Company’s projects in Mali, Namibia or Zambia. In addition there were no environmental exceedances.

GOVERNMENT REGULATION

Canadian Uranium Industry

The federal government recognizes that the uranium industry has special importance in relation to the national interest and therefore regulates the mining, extraction, use and export of uranium under the Nuclear Safety and Control Act (“NSCA”). The NSCA is administered by the CNSC which issues licences pursuant to the regulations under the NSCA. All of the McClean Lake and Midwest uranium operations are governed primarily by such licences and are subject to all applicable federal statutes and regulations and to all laws of general application in Saskatchewan, except to the extent that such laws conflict with the terms and conditions of the licences or applicable federal laws.

The export of uranium is regulated by the Canadian federal government which establishes nuclear energy policy. Denison’s uranium exports are required to have export licences and export permits granted by the CNSC and the Department of Foreign Affairs and International Trade respectively.

Environmental matters related to the McClean Lake uranium facility and the Midwest project are regulated by the CNSC and the Saskatchewan Ministry of Environment. A number of other ministries and departments of the federal and Saskatchewan governments also regulate certain aspects of the operation. Prior to proceeding with development of the McClean Lake uranium facility and Midwest project, the proponents were required to submit Environmental Impact Statements for review. After completion of that review and receipt of recommendations, the federal and Saskatchewan governments issued the appropriate authorizations, subject to the normal licensing process, for the McClean Lake uranium facility in 1995 and for Midwest in 1998.

Decommissioning activities at Elliot Lake are currently carried out under two decommissioning licences issued by the CNSC, one for the Stanrock tailings area and one for the Denison mine site and tailings areas. Decommissioning of the facilities pursuant to the terms of the decommissioning licences has been completed. The CNSC has initiated the actions to combine the Stanrock and Denison sites under one Waste Facility Operating Licence. There are no significant differences between the different forms of licences. After a lengthy period of care, maintenance and monitoring, Denison may apply to the CNSC for permission to abandon the sites.

Canadian Land Tenure

The right to explore for minerals is acquired in Saskatchewan under a mineral claim from the province of Saskatchewan (a “Mineral Claim”). The initial term of a Mineral Claim is two years, renewable for successive one–year periods, provided the Mineral Claim is in good standing. To maintain a Mineral Claim in good standing, generally, the holder of a Mineral Claim must expend a prescribed amount on exploration. Excess expenditures can be applied to satisfy expenditure requirements for future claim years. Except for exploration purposes, a Mineral Claim does not grant the holder the right to mine minerals. A holder of a Mineral Claim in good standing has the right to convert a Mineral Claim into a Mineral Lease. Surface exploration work on a Mineral Claim requires additional governmental approvals.

2015 ANNUAL INFORMATION FORM          75

The right to mine minerals in Saskatchewan is acquired under a mineral lease from the province (a “Mineral Lease”). A Mineral Lease is for a term of 10 years, with a right to renew for successive 10-year terms in the absence of default by the lessee. The lessee is required to spend certain amounts for work during each year of a Mineral Lease. A Mineral Lease cannot be terminated except in the event of default and for certain environmental concerns, as prescribed in The Crown Minerals Act (Saskatchewan). However, Mining Leases may be amended unilaterally by the lessor by amendment to The Crown Minerals Act (Saskatchewan) or The Mineral Disposition Regulations, 1986 (Saskatchewan).

The surface facilities and mine workings are located on lands owned by the Province of Saskatchewan. The right to use and occupy lands is acquired under a surface lease (a “Surface Lease”) from the Province of Saskatchewan. A Surface Lease is for a period of time, up to a maximum of 33 years, as is necessary to allow the lessee to operate its mine and plant and thereafter carry out the reclamation of the lands involved. Surface Leases are also used by the Province of Saskatchewan as a mechanism to achieve certain environmental and radiation protection and socio-economic objectives, and contain certain undertakings in this regard.

Canadian Royalties

The Province of Saskatchewan imposes royalties on the sale of uranium extracted from ore bodies in the province in accordance with Part III of The Crown Mineral Royalty Regulations (the “Regulations”) pursuant to The Crown Minerals Act (the “Act”). Significant revisions to the uranium royalty regime in Saskatchewan became effective in 2013. The new royalty system is effective retroactive to January 1, 2013 and has three components:

(i)	Basic Royalty: Computed as 5% of gross revenues derived from uranium extracted from ore bodies in the province;
(ii)	Saskatchewan Resource Credit: Reduction in the basic royalty equal to 0.75% of gross revenues derived from uranium extracted from ore bodies in the province; and
(iii)	Profit Royalty: Computed as 10% to 15% of net profits derived from the mining and processing of uranium extracted from ore bodies in the province.

Under the new system, each owner or joint venture participant in a uranium mine is a royalty payer. Individual interests are consolidated on a corporate basis for the computation and reporting of royalties due to the province.

Royalty payments are due to the province on or before the last day of the month following the month in which the royalty payer sold, or consumed, the uranium for the purposes of the basic royalty, and quarterly installments are required based on estimates of net profits in respect of the profit royalty.

Gross revenue, for the Basic Royalty, is determined in accordance with the Regulations and allows for reductions based on specified allowances. Net profit, for the Profit Royalty, is calculated based on the recognition of the full dollar value of a royalty payer’s exploration, capital, production, decommissioning and reclamation costs, in most cases, incurred after January 1, 2013. Net profits will be taxed under the profit royalty at a rate of 10% for net profits up to and including CAD$22.00 per kilogram (CAD$10 per pound) of uranium sold, and at 15% for net profits in excess of CAD$22.00 per kilogram. The CAD$22.00 threshold is applicable for 2013 (the base year) and is indexed in subsequent years for inflation.

2015 ANNUAL INFORMATION FORM          76

Canadian Income and Other Taxes

Denison and its Canadian subsidiaries are subject to federal and provincial income taxes. In 2015, taxable income was subject to federal taxes at a rate of 15%, and provincial taxes in Saskatchewan, Ontario, Quebec, British Columbia and the Yukon Territory at rates varying between 11% and 15%. Taxable income for each entity is allocated between provinces and territories based on a two point average of the proportion of salaries and revenues attributable to each province or territory. Denison expects that it will not be liable for Canadian income taxes on a current tax basis for the financial year ended 2015. As a resource corporation in Saskatchewan, Denison is also subject to a resource surcharge equal to 3% of the value of resource sales from production in Saskatchewan, if any, during the year.

In recent years, Denison has issued shares eligible for treatment as “flow through shares”, as defined in subsection 66(15) of the Income Tax Act (Canada). As a result, a significant portion of Denison’s Canadian Exploration Expenditures have been renounced to shareholders and are not available to Denison as a tax deduction in the current year or future years.

Other International Taxes

Denison’s operations in Zambia are categorized as “Mining” operations and the taxation of these activities is subject to a combination of production royalties under the country’s Mines and Mineral Development Act (“Mines Act”) and a tax on profit under the Income Tax Act (“Tax Act”). In December 2014, the Zambian government enacted changes to both the Mines Act and Tax Act, effective January 1, 2015, whereby operations involved in the mining of non- industrial minerals (uranium is considered a non-industrial mineral) would be subject to only a production royalty under the Mines Act and would no longer be taxed on profits under the Tax Act. The changes increased the rate of the production royalty applicable to non-industrial minerals from 6% to 8% in the case of underground mining and to 20% in the case of open pit mining.

In August 2015, however, the Zambian government enacted further changes to the Mines Act and Tax Act, effective July 1, 2015. The changes resulted in a reinstatement of the tax on profits of 30% and a decrease in the rate of the production royalty applicable to non-industrial minerals from 8% to 6% in the case of underground mining and from 20% to 9% in the case of open pit mining.

Denison’s operations in Mali and Namibia are also subject to income taxes in their respective jurisdictions. Due to the stage of the projects in these foreign jurisdictions, Denison has not been liable to pay income taxes in past years, and does not expect to be liable to pay income taxes while these projects are in the exploration and / or development stages.

Audit / Review by Taxing Authorities

From time to time, Denison is subject to audit / review by various taxing authorities in the above noted jurisdictions. In certain jurisdictions, periodic reviews are carried out by taxing authorities in the ordinary course of business. Denison cooperates with all requests received from taxing authorities, and is not currently engaged in a material dispute with any of the applicable taxing authorities.

2015 ANNUAL INFORMATION FORM          77

RISK FACTORS

There are a number of factors that could negatively affect Denison’s business and the value of the Shares, including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. Other factors may arise in the future that are currently not foreseen by management of Denison that may present additional risks in the future. Current and prospective security holders of Denison should carefully consider these risk factors.

Nature of Exploration and Development

Exploration for and development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to establish mineral reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium from ore. It is impossible to ensure that the current exploration and development programs of Denison will result in profitable commercial mining operations.

Denison’s current and future uranium production is dependent in part on the successful development of new ore bodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve and resource estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of mineral reserves and resources and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Denison also conducts economic analyses and feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.

The results of economic analyses for Denison’s projects would be preliminary in nature as they would include an inferred mineral resource which is considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. There is no certainty that any forecasts in an economic analysis, including the planned PEA for Wheeler River, would be realizable or that any resources would ever be upgraded to reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.

2015 ANNUAL INFORMATION FORM          78

Benefits Not Realized From Transactions

Denison has completed a number of transactions over the last several years, including without limitation the Rockgate Offer and Arrangement, the IEC Arrangement, the Fission Arrangement, the JNR Acquisition, the EFR Arrangement and the sale of its interest in the GSJV. Despite Denison’s belief that these transactions, and others which may be completed in the future, will be in Denison’s best interest and benefit the Company and Denison’s shareholders, Denison may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid or received to complete the transactions. This could result in significant accounting impairments or write-downs of the carrying values of mineral properties or other assets and could adversely impact the Company and the price of its Shares.

Inability to Expand and Replace Mineral Reserves and Resources

Denison’s mineral reserves and resources at its McClean Lake, Midwest, Wheeler River, Waterbury Lake, Falea and Mutanga projects are Denison’s future sources of uranium concentrates. Unless other mineral reserves or resources are discovered, Denison’s sources of future production for uranium concentrates will decrease over time when its current mineral reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while Denison believes that many of its properties will eventually be put into production, there can be no assurance that they will be put into production or that they will be able to replace production in future years.

Imprecision of Mineral Reserve and Resource Estimates

Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated levels of uranium will be produced or that Denison will receive the prices assumed in determining its mineral reserves and resources. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the mineral reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render mineral reserves and resources containing lower quantities or lower grades of mineralization uneconomic and may ultimately result in a restatement of mineral reserves and resources. The evaluation of mineral reserves or resources is always influenced by economic and technological factors, which may change over time.

Volatility and Sensitivity to Market Prices

The long and short term market prices of U3O8 affect the value of Denison’s mineral resources and the market price of the Shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control. Such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, public and political response to nuclear incidents, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supplies from other secondary sources, and production levels and costs of production from primary uranium suppliers.

2015 ANNUAL INFORMATION FORM          79

Public Acceptance of Nuclear Energy and Competition from Other Energy Sources

Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

Current estimates project significant increases in the world’s nuclear power generating capacities, primarily as a result of a significant number of nuclear reactors that are under construction, planned, or proposed in China, India and various other countries around the world. Market projections for future demand for uranium are based on various assumptions regarding the rate of construction and approval of new nuclear power plants, as well as continued public acceptance of nuclear energy around the world. The rationale for adopting nuclear energy can be varied, but often includes the clean and environmentally friendly operation of nuclear power plants, as well as the affordability and round-the-clock reliability of nuclear power. A change in public sentiment regarding nuclear energy could have a material impact on the number of nuclear power plants under construction, planned or proposed, which could have a material impact on the market’s and the Company’s expectations for the future demand for uranium and the future price of uranium.

Market Price of Shares

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Denison’s securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or changes in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the business of Denison; lessening in trading volume and general market interest in Denison’s securities; the size of Denison’s public float and its inclusion in market indices may limit the ability of some institutions to invest in Denison’s securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison’s securities to be delisted from an exchange. If an active market for the securities of Denison does not continue, the liquidity of an investor’s investment may be limited and the price of the securities of the Company may decline such that investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

2015 ANNUAL INFORMATION FORM          80

Dilution from Further Equity Financing

If Denison raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of Shareholders and reduce the value of their investment.

Reliance on Other Operators

At some of its properties, Denison is not the operator and therefore is not in control of all of the activities and operations at the site. As a result, Denison is and will be, to a certain extent, dependent on the operators for the nature and timing of activities related to these properties and may be unable to direct or control such activities.

As an example, ARC is the operator and majority owner of the McClean Lake and Midwest joint ventures in Saskatchewan, Canada. The McClean Lake mill employs unionized workers who work under collective agreements. ARC, as the operator, is responsible for all dealings with unionized employees. ARC may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Similarly, ARC is responsible for all licensing and dealings with various regulatory authorities. Any lengthy work stoppages or disruption to the operation of the mill or mining operations as a result of a licensing matter or regulatory compliance may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Ore from the CLJV is currently being processed by the MLJV at the McClean Lake mill pursuant to a toll milling agreement, which is expected to generate revenue for the Company for several years. Any delays or stoppages in the delivery of ores by the operator of the CLJV or in processing by the operator of the MLJV may have an adverse impact on the Company’s expected cash flows, earnings or profit from toll milling.

Operations in Foreign Jurisdictions

The Company owns uranium properties directly and through joint venture interests and is undertaking uranium exploration and/or development programs in Zambia, Mali, and Namibia. As with any foreign operation, these international properties and interests are subject to certain risks, such as the possibility of adverse political and economic developments, foreign currency controls and fluctuations, as well as risks of war and civil disturbances. Other events may limit or disrupt activities on these properties, restrict the movement of funds, result in a deprivation of contract rights or the taking of property or an interest therein by nationalization or expropriation without fair compensation, increases in taxation or the placing of limits on repatriations of earnings. No assurance can be given that current policies of Zambia, Mali and Namibia, or the political situations within these countries will not change so as to adversely affect the value or continued viability of the Company’s interest in these assets.

In addition, the Company may become involved in a dispute with respect to one of its foreign operations and may become subject to the exclusive jurisdiction of a foreign court or may find that it is not successful in subjecting foreign persons to the jurisdiction of the courts in Canada. The Company may also be precluded from enforcing its rights with respect to a government entity because of the doctrine of sovereign immunity.

Property Title Risk

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Métis.

2015 ANNUAL INFORMATION FORM          81

There is also a risk that Denison’s title to, or interest in, its properties may be subject to defects or challenges. This may be true particularly in countries where there may be less developed legal systems or where ownership interests may become subject to political interference or changes in laws. If such defects cover a material portion of Denison’s property, they could materially and adversely affect Denison’s results of operations and financial condition, its reported mineral reserves and resources or its long-term business prospects.

Competition for Properties

Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large, established companies with long operating histories. The Company may be at a disadvantage in acquiring new properties as competitors may have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield resources or reserves or result in commercial mining operations.

Global Financial Conditions

Global financial conditions have been subject to volatility, with market impacts being felt as a result of China’s slowing growth, volatility and instability in certain parts of Europe and general financial market turbulence. Access to public financing and credit have been negatively impacted by the effect of these events on Canadian and global credit markets. The health of the global financing and credit markets may impact the ability of Denison to obtain equity or debt financing in the future and the terms at which financing or credit is available to Denison. These increased levels of volatility and market turmoil could adversely impact Denison’s operations and the trading price of the Shares.

Ability to Maintain Obligations under Credit Facility and Other Debt

Denison is required to satisfy certain financial covenants in order to maintain its good standing under the Credit Facility. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison’s control that would cause Denison to fail to satisfy its obligations under the Credit Facility or other debt instruments. In such circumstances, the amounts drawn under Denison’s debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The Credit Facility is secured by DMI’s main properties by a pledge of the shares of DMI. If Denison were to default on its obligations under the Credit Facility or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison’s assets. The uncertainty of Denison’s ability to meet the covenant requirement of maintaining a minimum of CAD$5.0 million in cash and cash equivalents under the Credit Facility, may cast significant doubt upon the entity’s ability to continue as a going concern.

Capital Intensive Industry; Uncertainty of Funding

The exploration and development of mineral properties and the ongoing operation of mines requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. General market conditions, volatile uranium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms.

2015 ANNUAL INFORMATION FORM          82

Decommissioning and Reclamation

As owner of the Elliot Lake decommissioned sites and part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are secured, and cash and other assets of the Company have been reserved to secure this obligation. Although the Company’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

As Denison’s properties approach or go into decommissioning, regulatory review of the Company’s decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required from Denison in the future by regulatory authorities.

Technical Innovation and Obsolescence

Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

Mining and Insurance

Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Denison’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by Denison on a regular and ongoing basis. Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available, that it will be available at economically feasible premiums, or that it will provide sufficient coverage for losses related to these or other risks and hazards.

2015 ANNUAL INFORMATION FORM          83

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

Dependence on Issuance of Licence Amendments and Renewals

ARC maintains the regulatory licences in order to operate the mill at McClean Lake, all of which are subject to renewal from time to time and are required in order for the mill to operate in compliance with applicable laws and regulations. In addition, depending on ARC’s or the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While ARC and the Company have been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.

Governmental Regulation and Policy Risks

Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by state, provincial and federal governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long-term business prospects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

2015 ANNUAL INFORMATION FORM          84

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions. Changes in these policies and restrictions may adversely impact Denison’s business.

Aboriginal Title and Consultation Issues

First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance however that title claims as well as related consultation issues will not arise on or with respect to the Company’s properties.

Environmental, Health and Safety Risks

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.

Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Mining companies are often targets of actions by non-governmental organizations and environmental groups in the countries in which they operate. Such organizations and groups may take actions in the future to disrupt Denison’s operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison’s operations. Such actions could have an adverse effect on Denison’s ability to produce and sell its products, and on its financial position and results.

2015 ANNUAL INFORMATION FORM          85

Dependence on Key Personnel and Qualified and Experienced Employees

Denison’s success depends on the efforts and abilities of certain senior officers and key employees. Certain of Denison’s employees have significant experience in the uranium industry, and the number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals. Denison’s success also depends on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees.

Conflicts of Interest

Some of the directors of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences would be that corporate opportunities presented to a director of Denison may be offered to another company or companies with which the director is associated, and may not be presented or made available to Denison. The directors of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the OBCA.

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

Potential Influence of KEPCO

As at the date hereof, KEPCO holds indirectly a large shareholding in Denison and is contractually entitled to Board representation. Provided KEPCO holds over 5% of the Shares, it is entitled to nominate one director for election to the Board at any shareholder meeting.

KEPCO’s shareholding level gives it a large vote on decisions to be made by shareholders of Denison, and its right to nominate a director may give KEPCO influence on decisions made by Denison’s Board. Although KEPCO’s director nominee will be subject to duties under the OBCA to act in the best interests of Denison as a whole, KEPCO’s director nominee is likely to be an employee of KEPCO and he or she may give special attention to KEPCO’s interests as an indirect Shareholder. The interests of KEPCO as an indirect Shareholder may not always be consistent with the interests of other Shareholders.

The strategic relationship agreement entered into by Denison and KEPCO in 2009 (the “KEPCO SRA”) also includes provisions that will provide KEPCO with a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KEPCO may negatively affect Denison’s ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO’s large shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO to support such an acquisition.

2015 ANNUAL INFORMATION FORM          86

DENISON’S SECURITIES

The Shares

The Company is entitled to issue an unlimited number of Shares. As of December 31, 2015, Denison had an aggregate of 518,438,669 Shares issued and outstanding. As at the date hereof, Denison had an aggregate of 518,438,669 Shares issued and outstanding.

Shareholders are entitled to receive notice of, and to one vote per share at, every meeting of Shareholders and to share equally in the assets of Denison remaining upon the liquidation, dissolution or winding up of Denison after the creditors of Denison have been satisfied.

Dividends

Shareholders are entitled to receive dividends if, as and when declared by the Board of Directors. The directors have adopted a policy of dedicating cash flow to reinvestment in the business of the Company. Accordingly, no dividends have been declared to date. Further, the Company is restricted from paying dividends under its Credit Facility.

Fission Replacement Options and Fission Warrants

As at December 31, 2015, an aggregate 831,374 Fission Replacement Options were outstanding and, during the financial year ended December 31, 2015, an aggregate of 7,100 Shares were issued on account of the exercise of Fission Replacement Options.

Upon closing of the Fission Arrangement, Denison assumed the Fission Warrants entitling the holders to an aggregate of 1,500,854 Shares upon exercise for an effective price of CAD$0.84 per Share. During the financial year ended December 31, 2015 (and prior to the expiry of the Fission Warrants on January 21, 2015), an aggregate of 562,675 Shares were issued on account of the exercise of Fission Warrants. No Fission Warrants remain outstanding as at December 31, 2015.

IEC Options and Warrants

Upon the closing of the IEC Arrangement, outstanding warrants and stock options of IEC were exchanged for options (“IEC Replacement Options”) and warrants (“IEC Replacement Warrants”) to acquire Shares, as adjusted by the exchange ratio. The IEC Replacement Options expired 90 days after the IEC Arrangement closing date, while the IEC Replacement Warrants retained the expiry dates of the originally issued IEC warrants.

By December 31, 2014, no IEC Replacement Options were outstanding.

Upon the closing of the IEC Arrangement, three series of IEC Replacement Warrants were issued:

●	An aggregate of 143,000 IEC Replacement Warrants with an effective price of CAD$2.31 per Share with an expiry date of November 29, 2014. All of these warrants expired unexercised in November 2014.
●	An aggregate of 329,061 IEC Replacement Warrants with an effective price of CAD$1.54 per Share and an expiry date of June 5, 2015. All of these warrants expired unexercised in June 2015.
●	An aggregate of 188,066 IEC Replacement Warrants with an effective price of CAD$1.54 per Share with an expiry date of August 20, 2015. All of these warrants expired unexercised in August 2015.

2015 ANNUAL INFORMATION FORM          87

Price Range and Trading Volume of Shares

The Shares trade on the TSX under the symbol “DML” and on the NYSE MKT under the symbol “DNN”. The following table sets forth, for the periods indicated, the reported intra-day high and low sales prices and aggregate volume of trading of the Shares on the TSX and NYSE MKT.

Month	High (CAD$) TSX	Low (CAD$) TSX	Volume TSX	High (US$) NYSE MKT	Low (US$) NYSE MKT	Volume NYSE MKT
January	1.17	1.04	23,000,903	0.99	0.85	10,095,314
February	1.18	1.10	21,685,685	0.96	0.87	8,853,939
March	1.12	1.00	22,733,982	0.89	0.79	8,085,642
April	1.21	1.00	34,616,815	0.97	0.79	17,080,109
May	1.13	1.02	21,768,179	0.94	0.83	11,483,544
June	1.05	0.90	23,301,720	0.85	0.75	9,360,899
July	0.92	0.58	47,396,642	0.74	0.44	17,998,075
August	0.69	0.56	25,231,290	0.54	0.43	15,116,863
September	0.66	0.48	17,770,855	0.50	0.37	14,129,317
October	0.70	0.51	26,215,946	0.54	0.38	12,845,015
November	0.56	0.49	12,417,112	0.42	0.37	7,699,693
December	0.70	0.49	21,422,365	0.45	0.35	11,502,619

Source: Bloomberg Finance

Prior Sales

During the year ended December 31, 2015, the Company issued the following stock options, each exercisable for a Share at the following exercise prices:

Date of Issuance	Number of Options Issued	Exercise Prices
March 9, 2015	1,542,000	CAD$1.10
March 23, 2015	103,000	CAD$1.01
November 9, 2015	540,000	CAD$0.55
TOTAL	2,185,000

2015 ANNUAL INFORMATION FORM          88

DENISON’S MANAGEMENT

Denison’s Directors

The following table sets out the names and the provinces and countries of residence of each of the directors of Denison as of the date hereof, their respective positions and offices held with Denison and their principal occupations during the five preceding years. The following table also identifies the members of each committee of the Board of Directors.

Name and Province and Country of Residence	Principal Occupation and Employment for Past Five Years	Director Since(1)

HYUNG MUN BAE Naju-si, Korea	General Manager of Overseas Resources Project Dept, KEPCO, an international electric power company headquartered in Korea, since 2016; prior: General Manager of the Treasury Department at KEPCO since 2001.	2016

W. ROBERT DENGLER(2, 4, 5) Ontario, Canada	Corporate Director since 2006; prior: Vice-Chairman and Director of Dynatec Corporation; President and Chief Executive Officer of Dynatec Corporation.	2006

BRIAN D. EDGAR(3, 6, 7) British Columbia, Canada	Chairman of Silver Bull Resources, Inc., a mineral exploration company listed on both NYSE MKT and the TSX, since 2012, and President and Chief Executive Officer of Dome Ventures Corporation, a subsidiary of Silver Bull Resources Inc., since 2005.	2005

RON F. HOCHSTEIN(2) British Columbia, Canada	Director of the Company since 2000 and President and Chief Executive Officer of Lundin Gold Inc. since 2014; prior: President and Chief Executive Officer of the Company from 2009 to 2015.	2000

LUKAS H. LUNDIN Vaud, Switzerland	Chairman of the Board of the Company since 1998 (other than Mr. Hochstein’s term as Executive Chairman for a period in 2015); Business/Mining Executive.	1997

WILLIAM A. RAND(4, 6) British Columbia, Canada	President and director of Rand Edgar Investment Corp., a private investment company based in British Columbia.	1997

CATHERINE J. G. STEFAN(3, 6, 8) Ontario, Canada	Lead Director of the Board of the Company; President, Stefan & Associates, a consulting firm based in Ontario, since 2009; prior: Managing Partner, Tivona Capital Corporation, a private investment firm, from 1999-2008.	2006

Notes:

(1)	The term of office of each of the directors of Denison will expire at the Annual Meeting of the Shareholders to be held on May 5, 2016.
(2)	Member, Environment, Health and Safety Committee
(3)	Member, Corporate Governance and Nominating Committee
(4)	Member, Compensation Committee
(5)	Chair, Compensation Committee and Environment Health and Safety Committee
(6)	Member, Audit Committee
(7)	Chair, Corporate Governance and Nominating Committee
(8)	Chair, Audit Committee

2015 ANNUAL INFORMATION FORM          89

Denison’s Executive Officers

The following table sets out the names and the provinces or states and countries of residence of each of the executive officers of Denison as of the date hereof, their respective positions and offices held with Denison and their principal occupations during the five preceding years.

Name and Province and Country of Residence	Position with Denison and Employment for Past Five Years

DAVID CATES Ontario, Canada	President and Chief Executive Officer since 2015; Vice President Finance, Tax and Chief Financial Officer since 2013; prior: Director, Taxation from 2008-2012.

PETER LONGO Saskatchewan, Canada

Vice President, Project Development since 2014; prior: Vice-President, Operations, Claude Resources Inc., a gold mining company from 2011-2014; prior Project Manager, AREVA Resources Inc. from 2007-2011.

GABRIEL MCDONALD Ontario, Canada	Vice President, Finance and Chief Financial Officer since 2015; prior: Director of Financial Reporting at IAMGOLD Corporation from 2015, Senior Manager at PricewaterhouseCoopers LLP from 2008.

MICHAEL SCHOONDERWOERD Ontario, Canada	Vice President Controller since 2013; prior, Corporate Controller, 2004 – 2012.

DALE VERRAN Saskatchewan, Canada

Vice President, Exploration since January 2016; prior, Technical Director, Exploration since 2013, Technical Director, Remote Exploration Services from 2005 to 2013 and Exploration Manager, Manica Minerals Limited from 2010 to 2013.

AMANDA WILLETT British Columbia, Canada	Acting Corporate Counsel and Corporate Secretary since January 2016; Senior Associate at Blake, Cassels & Graydon LLP since 2011.

The directors and executive officers of Denison, as a group, beneficially own, or control or direct, directly or indirectly, 2,805,715 Shares or less than one percent of the Shares as of the date of this AIF. No single director or officer beneficially owns or controls or directs, directly or indirectly, one percent or more of the Shares as of the date of this AIF. The information as to Shares beneficially owned or directed by the directors and officers, not being within the knowledge of the Company, has been furnished by each such individual.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as referred to below, no director or officer of the Company:

(a)	is, as at the date of this AIF, or has, within the previous ten year period, been a director or executive officer of a company (including Denison) that:

(i)

was subject to a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued (A) while that person was acting in such capacity or (B) after that person ceased to act in such capacity but which resulted from an event that accrued while that person was acting in that capacity; or

(ii)

became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets (A) while that person was acting in such capacity or (B) within a year of that person ceasing to act in such capacity, or

2015 ANNUAL INFORMATION FORM          90

(b)

has, within the previous ten year period, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold such person’s assets; or

(c)

is, or has been, subject to any penalties or sanctions (i) imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in making an investment decision.

William Rand and Brian Edgar were directors of New West Energy Services Inc. (“New West”) (TSX-V) when, on September 5, 2006, a cease trade order was issued by the British Columbia Securities Commission against that company for its failure to file financial statements within the prescribed time. The default was rectified and the order was rescinded on November 9, 2006. Bill Rand is still a director of New West, while Brian Edgar resigned in August 2009.

Ron Hochstein and Lukas Lundin were directors of Sirocco Mining Inc. (“Sirocco”). Lukas Lundin resigned on January 31, 2014, at which time Sirocco was financially solvent.

Pursuant to a plan of arrangement completed on January 31, 2014, Canadian Lithium Corp. acquired Sirocco. The final step in the plan of arrangement transaction was the amalgamation of Canadian Lithium Corp. and Sirocco to form RB Energy Inc (“RBI”). On October 13, 2014, RBI announced that, among other things, the Board of Directors of RBI had approved a filing on October 14, 2014 for an Initial Order to commence proceedings under the Companies’ Creditors Arrangement Act (the “CCAA”). The TSX de-listed RBI’s common shares effective at the close of business on November 24, 2014 for failure to meet the continued listing requirements of the TSX. It was announced May 8, 2015 that the Court had terminated the CCAA proceedings and appointed Duff & Phelps Canada Restructuring Inc. as the receiver of RBI and certain of its subsidiaries to administer and realize upon the assets of RBI.

Although Lukas Lundin was never a director, officer or insider of RBI, he was a director of Sirocco within the 12 month period prior to RBI filing under the CCAA. Ron Hochstein was a director of RBI from the time of the plan of arrangement with Canadian Lithium Corp. to October 3, 2014.

Conflicts of Interest

Some of Denison’s directors are also directors and officers of other natural resource companies and, consequently, there exists the possibility for such directors and officers to be in a position of conflict relating to any future transactions or relationships between the Company or common third parties. However, the Company is unaware of any such pending or existing conflicts between these parties. Any decision made by any of such directors and officers involving the Company are made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies and their obligations to act in the best interests of Denison’s shareholders. In addition, each of the directors of the Company discloses and refrains from voting on any matter in which such director may have a conflict of interest.

2015 ANNUAL INFORMATION FORM          91

None of the present directors or senior officers of the Company, and no associate or affiliate of any of them, has any material interest in any transaction of the Company or in any proposed transaction which has materially affected or will materially affect the Company except as described herein.

●

Investor relations, administrative service fees and other expenses of $159,000 were incurred during the financial year ended December 31, 2015 with Namdo Management Services Ltd, a company which shares a common director with Denison. These services were incurred in the normal course of operating a public company.

●

One of Denison’s directors, Mr. Bae, is employed by KEPCO. Through its corporate holdings, KEPCO is a significant shareholder of the Company, with approximately 11.2% of the outstanding Shares as of the date hereof. Concurrent with its investment in the Company in 2009, KEPCO entered into a strategic relationship agreement (the “KEPCO SRA”) with Denison, which may present a conflict of interest for Mr. Bae. The KEPCO SRA provides KEPCO with a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions being considered by Denison. While the Company is not aware of a pending or existing conflict of interest with Mr. Bae as of the date hereof, the interests of KEPCO as shareholder of Denison and KEPCO’s business relationships with Denison may place Mr. Bae in a position of conflict as a director of the Company in the future.

Interest of Management and Others in Material Transactions

Other than as disclosed in this AIF, no director or executive officer of Denison, no person or company that beneficially owns, controls or directs, indirectly or directly, more than 10% of the Shares, and no associate or affiliate of any of them, has or has had, within the three most recently completed financial years or during the current financial year, any material interest, direct or indirect, in any transaction which materially affects or is reasonably expected to materially affect Denison.

Standing Committees of the Board

The Audit Committee

The audit committee of the Company’s Board of Directors is principally responsible for:

●

recommending to the Company’s Board of Directors the external auditor to be nominated for election by the Company’s shareholders at each annual general meeting and negotiating the compensation of such external auditor;

●	overseeing the work of the external auditor;

●

reviewing the Company’s annual and interim financial statements, its MD&A in respect thereof and press releases regarding earnings before they are reviewed and approved by the Board of Directors and publicly disseminated by the Company; and

●	reviewing the Company’s financial reporting procedures for the Company’s public disclosure of financial information extracted or derived from its financial statements.

The Company’s Board of Directors has adopted an audit committee mandate/terms of reference (the “Mandate”) which sets out the Audit Committee’s mandate, organization, powers and responsibilities. The complete Mandate is attached as Schedule A to this AIF.

2015 ANNUAL INFORMATION FORM          92

Below are the details of each Audit Committee member, including his or her name, whether she or he is independent and financially literate as such terms are defined under National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators (“NI 52-110”) and his or her education and experience as it relates to the performance of his or her duties as an Audit Committee member. All three audit committee members have “financial expertise” within the meaning of the U.S. Sarbanes-Oxley Act of 2002, as amended, and are financially literate under NI 52-110. The qualifications and independence of each member is discussed.

Director	Independent(1)	Financially Literate(2)	Education & Experience Relevant to Performance of Audit Committee Duties

Catherine J.G. Stefan Chair of the Audit Committee	Yes	Yes	●	Chartered Professional Accountant (Chartered Accountant)
			●	B.Comm
			●	Held position of Chief Operating Officer, O&Y Properties Inc., President of Stefan & Associates and Executive Vice-President of Bramalea Group, Chair, Tax Committee of the Canadian Institute of Public Real Estate Companies (CIPREC).

Brian D. Edgar	Yes	Yes	●	Law degree, with extensive corporate finance experience
			●	Held positions of Chairman since 2011 and President and Chief Executive Officer of a public company from 2005 to 2011.
			●	Has served on audit committees of a number of public companies

William A. Rand	Yes	Yes	●	B.Comm (Accounting)
			●	Two law degrees, with extensive corporate finance experience
			●	Has served on audit committees of a number of public companies

Notes:

(1)	Independent within the meaning of NI 52-110.
(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an internal auditor which was not adopted by the Company’s Board of Directors.

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in Section D of the Mandate.

2015 ANNUAL INFORMATION FORM          93

The following table discloses the fees billed to the Company by its external auditor, PricewaterhouseCoopers LLP, during the last two fiscal years. Services were billed and paid in Canadian dollars and have been translated into U.S. dollars using an average annual exchange rate of: $1.2785 for 2015 and $1.1045 for 2014.

Financial Year Ending	Audit Fees(1)	Audit-Related Fees (2)	Tax Fees (3)	All Other Fees(4)
December 31, 2014	$309,371	$136,411	Nil	$9,507
December 31, 2015	$195,586	$107,351	Nil	$59,286

Notes:

(1)	The aggregate fees billed for audit services of the Company’s consolidated financial statements.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the Audit Fees column. Fees relate to reviews of interim consolidated financial statements and specified audit procedures not included as part of the audit of the consolidated financial statements.

(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services, such as transfer pricing and tax return preparation.
(4)

The aggregate fees billed for professional services other than those listed in the other three columns. For 2015, “All Other Fees” relates to special project costs. For 2014, “All Other Fees” relates to the Company’s acquisition of IEC.

Other Board Committees

The Board currently has three other standing committees in addition to the Audit Committee, namely the Corporate Governance and Nominating Committee, the Compensation Committee and the Environment, Health and Safety Committee. Each standing committee of the Board operates according to its mandate, which is approved by the Board and sets out the committee’s duties and responsibilities. A discussion of each committee and its composition can be found in the most recent management information circular prepared in connection with the Company’s Shareholder meeting.

Corporate Governance

As a Canadian reporting issuer with its Shares listed on the TSX, Denison has in place a system of corporate governance practices which is responsive to applicable Canadian requirements, including National Policy 58-201 - Corporate Governance Guidelines of the Canadian Securities Administrators (the “Guidelines”). Denison’s corporate governance practices meet or exceed the Guidelines and all other applicable Canadian requirements. Reference is made to the Corporate Governance Practices section of the Circular, which contains a description of the Company’s system of corporate governance practices with reference to the Guidelines.

Denison is classified as a foreign private issuer under U.S. securities law and its Shares are listed on NYSE MKT. Pursuant to the rules of the NYSE MKT, a foreign private issuer is permitted to follow home country practice except with respect to certain rules, with which Denison complies.

LEGAL AND REGULATORY PROCEEDINGS

Except as described below, the Company is not currently a party to, nor was it a party to during the last financial year, and none of the Company’s property is or was the subject of, any material legal proceedings, and the Company knows of no such legal proceedings that are contemplated. However, from time to time, the Company may become party to routine litigation incidental to its business.

2015 ANNUAL INFORMATION FORM          94

EFR Indemnity

In connection with the EFR Arrangement, the Company agreed to indemnify EFR against any future liabilities it may incur in connection with ongoing litigation between Denison Mines (USA) Corp. (“DUSA”), which was acquired by EFR in June 2012, and a contractor who was engaged by DUSA in respect of an earthworks project for one of the tailings cells at DUSA’s White Mesa mill. A dispute arose between the parties when the contractor ceased work on the project, and DUSA engaged an alternate contractor to complete the project on time. The original contractor sued DUSA for damages on account of alleged breach of contract and reimbursement of costs due to complications and delays allegedly beyond its control at the project. DUSA counter-claimed for damages flowing from breach of contract and indemnity and reimbursement for monies paid by DUSA to satisfy the original contractor’s unpaid obligations to subcontractors and for project completion costs. Both parties agreed to resolve the dispute via binding arbitration and arbitration hearings for this matter were held in November 2013. In January 2014 an arbitration order was issued in DUSA’s and Denison’s favour. The contractor filed a motion to vacate the arbitration award, to which Denison filed a response in opposition and, in July 2014, the Utah state court denied the contractor’s motion to vacate the arbitration award and confirmed the arbitrator’s award in favour of Denison. The contractor subsequently filed a motion to appeal the decision of the Utah state court. In January 2016, appeal arguments were heard by the Utah Court of Appeals and a decision is pending. In the event that the matter is decided in DUSA’s favour, the Company is entitled to any proceeds that are received or recovered by EFR pursuant to its indemnity. The Company does not expect to recover a material amount of damages related to this issue.

DES Employment Dispute

DES terminated an employee for cause at one of the sites for which DES had been contracted to provide care and maintenance services. The dismissed employee challenged his dismissal through the Quebec Labour Commission. This matter was settled at the start of 2015.

Fission Director Dispute

In 2013, FCU commenced an action against a former director and his affiliates (collectively “Dahrouge”) alleging, among other things, breach of fiduciary duties, misappropriation of corporate opportunities and a constructive trust over mineral claims staked by Dahrouge. Later in 2013, Dahrouge commenced a Counterclaim against Denison and Fission and others, alleging among other things, improper assignments of claims, improper interference with Dahrouge’s contractual relations and improper interference with Dahrouge’s directors and officers insurance (both actions being the “Underlying Action”). In 2014, Fission and a company newly formed by FCU, Fission 3.0 Corp., were added as plaintiffs to the action. Late in 2014, Fission and Denison were third parties to a Third Party Notice issued by Lloyd’s underwriters (the “Coverage Action”). Early in 2015, the Underlying Action and the Coverage Action were both settled. FCU indemnified Denison for the costs of the settlement in accordance with the terms of the and Fission Arrangement Agreement.

MATERIAL CONTRACTS

Reference is made to the material contracts which have been filed by Denison with the Canadian securities regulatory authorities on the SEDAR website at www.sedar.com.

2015 ANNUAL INFORMATION FORM          95

Below are the particulars of each contract, other than those entered into in the ordinary course of business, that is material to Denison and that was entered into between January 1, 2015 and December 31, 2015 or was entered into before those dates but is still in effect:

1.

The Reclamation Funding Agreement made as of the 21st day of December 1995 among DML, Her Majesty the Queen in Right of Canada (the “Government of Canada”) and Her Majesty the Queen in Right of the Province of Ontario (the “Government of Ontario”) as amended by the Amending Agreement made as of the 11th day of April 1997 among Denison Mines Limited (now DMI), the Government of Canada and the Government of Ontario and as further amended by the Amending Agreement made as of the 25th day of February 1999 among Denison Mines Limited, the Government of Canada and the Government of Ontario and further amended by an Assignment and Novation Agreement made as of the 29th day of December, 2003 among Denison Energy, the Company, the Government of Canada and the Government of Ontario.

According to the Reclamation Funding Agreement, the Company is required to maintain funds in an Environmental Trust sufficient for the succeeding six years of the estimated reclamation and on-going care and monitoring expenditures for the Company’s closed Elliot Lake mining facility.

2.	The KEPCO SRA made as of June 15, 2009 among the Company, KEPCO and KEPCO Canada Uranium Investment Limited Partnership.

The KEPCO SRA provides for a long-term collaborative business relationship between the parties. Under the KEPCO SRA, KEPCO is entitled to Board representation based on its shareholder percentage in the Company. Initially, Denison was required to nominate for election to its Board at any shareholder meeting at which directors are to be elected, two persons designated by KEPCO as long as KEPCO held at least 15% of the outstanding Shares. However, now that KEPCO’s interest has dropped below 15%, Denison is only required to nominate one person, provided KEPCO’s shareholding percentage stays above 5%.

The KEPCO SRA also provides that if Denison intends to sell an interest in certain of its substantial assets, it will first notify KEPCO of each such proposed sale and provide KEPCO with a 30-day right of first offer to allow KEPCO to purchase the interest in the asset that Denison proposes to sell. The KEPCO SRA provides that Denison will allow KEPCO to participate in potential purchases of certain assets, including a mill facility, a producing mine or a mineral resource for which a production feasibility study has been completed, which Denison plans to pursue with a co-investor. KEPCO’s ability to purchase will not be available where Denison and KEPCO cannot agree on terms within a reasonable time or where their involvement would adversely affect Denison’s ability to pursue an investment opportunity. The right of first offer and co-investment rights are subject to pre-existing contractual commitments and do not apply to certain pre-existing transactions. KEPCO is also entitled to subscribe for additional Shares in order to maintain or increase its shareholding percentage in Denison to thresholds which are relevant to its rights under the KEPCO SRA and KEPCO Offtake Agreement, in circumstances where Denison completes a public offering or broadly distributed private placement to raise proceeds of greater than CAD$10 million.

Denison is entitled to terminate the KEPCO SRA if KEPCO’s shareholding percentage in Denison drops below 5% and stays below 5% for 60 days following delivery of a notice to that effect by Denison to KEPCO.

3.	The EFR Arrangement Agreement dated May 23, 2012 between EFR and Denison.

2015 ANNUAL INFORMATION FORM          96

Denison entered into the EFR Arrangement Agreement with EFR on May 23, 2012. Pursuant to the EFR Arrangement Agreement, EFR purchased the U.S. Mining Division by acquiring all of the shares and debt of certain subsidiaries.    As a result of the transaction, Denison Shareholders received 1.106 common shares of EFR for each Share held, while still maintaining their positions in Denison.

Pursuant to the EFR Arrangement Agreement, Denison agreed to indemnify EFR against any future liabilities it may incur in connection with ongoing litigation between Denison Mines (USA) Corp. (a company acquired by EFR as part of the sale of the U.S. Mining Division) and a contractor in respect of a construction project at the White Mesa Mill. See “Legal and Regulatory Proceedings”.

In addition, in connection with the assignment of sales contracts as required by the EFR Arrangement Agreement, the Company remains a guarantor under a sales contract included in the sale of the U.S. Mining Division to EFR. The sales contract requires deliveries of 200,000 pounds of U3O8 per year from 2013 to 2017 at a selling price of 95% of the long-term U3O8 price at the time of delivery. Should EFR not be able to deliver for any reason other than “force majeure” as defined under the contract, the Company may be liable to the customer for incremental costs incurred to replace the contracted quantities if the unit price of the replacement quantity is greater than the contracted unit price selling amount. EFR has agreed to indemnify the Company for any future liabilities it may incur related to this guarantee.

NAMES AND INTERESTS OF EXPERTS

The Company’s independent auditor is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Licensed Public Accountants, who have issued an independent auditor’s report dated March 9, 2016 in respect of Denison’s consolidated financial statements as at December 31, 2015 and 2014 and for each of the years ended 2015 and 2014 and the Company’s internal control over financial reporting as at December 31, 2015. PricewaterhouseCoopers LLP has advised that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and Public Company Accounting Oversight Board Rule 3520 Auditor Independence.

Dale Verran, MSc, Pr.Sci.Nat., Denison’s Vice President, Exploration, who is a “Qualified Person” within the meaning of this term in NI 43-101, has prepared sections of this AIF that are of a scientific or technical nature pertaining to the Company’s mineral projects in Canada, Mali, Namibia and Zambia, and has verified the data disclosed therein. To the knowledge of Denison, Dale Verran is the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Shares.

RPA Inc., which was retained to independently review and audit the mineral reserves and mineral resources in accordance with the requirements of NI 43-101, prepared the following technical reports:

●	Elliot Lake Report dated June 29, 2007 by Lawrence B. Cochrane, Ph.D., P.Eng. and Leo R. Hwozdyk, P.Eng.
●	McClean Technical Report dated November 21, 2005 as amended on February 16, 2006 by Richard E. Routledge, M.Sc., P.Geo. and James W. Hendry, P.Eng.

2015 ANNUAL INFORMATION FORM          97

●	McClean North Technical Report January 31, 2007 by Richard E. Routledge, M.Sc., P.Geo.
●	Sue D Report dated March 31, 2006 by Richard E Routledge, M.Sc., P.Geo. and James W. Hendry, P.Eng.
●	Midwest Technical Report dated June 1, 2005, as amended on February 14, 2006 by Richard E. Routledge, M.Sc., P.Geo., James W. Hendry, P.Eng. and Luke Evans, M.Sc., P.Eng.
●	The Phoenix Report dated June 17, 2014 by William E. Roscoe, Ph.D, P.Eng.
●	The Wheeler Report dated November 25, 2015 by Mark B. Mathisen, C.P.G. and William E. Roscoe, Ph.D., P.Eng.

The Midwest A Technical Report dated January 31, 2008 was prepared by Michel Dagbert, P.Eng. of Geostat, which was retained to independently review and audit the mineral reserves in accordance with the requirements of NI 43-101.

The J Zone Technical Report dated September 6, 2013 was prepared by Allan Armitage, Ph.D., P.Geo., and Alan Sexton, M.Sc., P.Geo. of GeoVector, which was retained to independently review and audit mineral resource estimates in accordance with the requirements of NI 43-101.

The Combined Mutanga Report dated September 12, 2013 was prepared by Malcolm Titley, B.Sc. (Geology and Chemistry), MAusIMM, MAIG, of CSA Global, which was retained to independently review and audit the mineral resources in accordance with the requirements of NI 43-101.

All of the authors of the technical reports noted above are independent of Denison. To the knowledge of Denison as of the date hereof, the partners, employees and consultants of each of RPA Inc. (formerly Scott Wilson RPA), Geostat and CSA Global who participated in the preparation of the aforementioned reports, or who were in a position to influence the outcome of such reports and each of RPA Inc., Geostat and CSA Global are the registered or beneficial owner, directly or indirectly, of less than one percent of the outstanding Shares.

ADDITIONAL INFORMATION

Additional information regarding the Company is available on the SEDAR website at www.sedar.com. Further information concerning the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Circular for the Annual General Meeting of Shareholders to be held on May 5, 2016. Additional financial information is provided in the Company’s audited consolidated financial statements and MD&A for the financial year ended December 31, 2015.

2015 ANNUAL INFORMATION FORM          98

A copy of this AIF, as well as the Circular and such other information and documentation that the Company makes available via SEDAR, can be found at www.sedar.com. In addition, certain of this information is distributed to shareholders in connection with Denison’s Annual General Meeting of Shareholders. The Company will provide any of the foregoing documents subject to its rights to require people who are not security holders of the Company to pay a reasonable charge. Copies of these documents may be obtained by writing to:

    Denison Mines Corp.

    1100 – 40 University Avenue

    Toronto, Ontario, M5J 1T1

    Telephone:   (416) 979-1991

    Facsimile:   (416) 979-5893

    Email: info@denisonmines.com

2015 ANNUAL INFORMATION FORM          99

SCHEDULE A

Approved by the Board of Directors on March 9, 2016

Audit Committee Mandate and Charter

A.           Composition of the Committee

(1)          The Board shall appoint annually from among its members at the first meeting of the Board following the annual meeting of the shareholders a committee to be known as the Audit Committee (the “Committee”) to be composed of three (3) directors or such other number not less than three (3) as the Board may from time to time determine.

(2)          Any member of the Committee may be removed or replaced at any time by the Board. Any member of the Committee ceasing to be a director or ceasing to qualify under A(3) below shall cease to be a member of the Committee. Subject to the foregoing, each member of the Committee shall hold office as such until the next annual appointment of members to the Committee after his or her election. Any vacancy occurring in the Committee shall be filled at the next meeting of the Board.

(3)          Each member of the Committee shall:

(a)           be a member of the Board;

(b)           not be an officer or employee of the Company or any of its affiliates;

(c)           be an unrelated director as defined in the Toronto Stock Exchange (the “TSX”) Corporate Governance Guidelines (“TSX Guidelines”) as the same may be amended from time to time;

(d)           satisfy the independence requirements applicable to members of audit committees under each of Multilateral Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“M1 52-110”), Rule 10A-3(b)(1)(ii) of the United States Securities and Exchange Commission, and any other applicable laws and regulations, as the same may be amended from time to time (with the TSX Guidelines, “Applicable Laws”); and

(e)           satisfy the financial literacy requirements prescribed by Applicable Laws.

(4)          A majority of the Committee shall constitute a quorum.

(5)          The Committee shall elect annually a chairperson from among its members.

B.           Purpose

(1)          The Committee’s purpose is to assist the Board in its supervision of the management of the business and affairs of the Company through oversight of:

(a)           the integrity of the Company’s financial statements, Management’s Discussion and Analysis (“MD&A”) and other financial reporting;

(b)           the integrity of the Company’s internal control and management information systems;

(c)          the Company’s compliance with all applicable laws, rules, regulations, policies and other requirements of governments, regulatory agencies and stock exchanges relating to accounting matters and financial disclosure;

(d)           the auditor’s qualifications and activities;

(e)             communication among the auditor, management and the Board; and

(f)             such other matters as are determined by the Board from time to time.

C.           Committee Resources

(1)          The Committee shall have direct channels of communication with the Company’s auditor to discuss and review specific issues as appropriate.

(2)          The Committee, or any member of the Committee with the approval of the Committee, may retain at the expense of the Company such independent legal, accounting (other than the auditor) or other advisors on such terms as the Committee may consider appropriate and shall not be required to obtain the approval of the Board in order to retain or compensate any such advisors.

(3)          The Committee shall have unrestricted access to Company personnel and documents and shall be provided with all necessary funding and other resources to carry out its responsibilities.

D.           Committee Responsibilities

(1)          The responsibilities of the Committee shall be to:

(a)	with respect to financial accounting matters:

(i)

review with management and the external auditors the annual consolidated financial statements, MD&A and press release announcing annual financial results of operations before making recommendations to the Board relating to approval of such documents;

(ii)

review with management and the external auditors interim financial statements, MD&A and press release announcing interim financial results of operations before making recommendations to the Board relating to approval of such documents;

(iii)

review and discuss with management and the external auditors all public disclosure documents containing audited or unaudited financial information including: any Prospectus; the Annual Report; interim unaudited reports; and any material change report pertaining to the Company’s financial matters. The Committee will review the consistency of the foregoing documents with facts, estimates or judgments contained in the audited or unaudited financial statements;

(iv)

satisfy itself that adequate procedures are in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements, other than the Company’s financial statements, MD&A and earnings press releases, and shall periodically assess the adequacy of those procedures;

(v)

prior to the completion of the annual audit, and at any other time deemed advisable by the Committee, review and discuss with management and the auditor the quality of the Company’s accounting policies and financial statement presentation, including, without limitation, the following:

1.    all critical accounting policies and practices to be used, including, without limitation, the reasons why certain estimates or policies are or are not considered critical and how current and anticipated future events may impact those determinations as well as an assessment of any proposed modifications by the auditors that were not made;

2.    all alternative accounting treatments for policies and practices that have been discussed by management and the auditors; and

3.    other material written communications between the auditor and management, including, without limitation, any management letter, schedule of unadjusted differences, the management representation letter, report on internal controls, as well as the engagement letter and the independence letter;

(vi)	review annually the accounting principles and practices followed by the Company and any changes in the same as they occur;

(vii)

review new accounting principles of the Chartered Professional Accountants of Canada and the International Accounting Standards Board which would have a significant impact on the Company’s financial reporting as reported to the Committee by management;

(viii)	review the status of material contingent liabilities as reported to the Committee by management;

(ix)	review potentially significant tax problems as reported to the Committee by management; and

(x)	review any errors or omissions in the current or prior year’s financial statements which appear material as reported to the Committee by management;

(b)	with respect to the external auditors:

(i)

be directly responsible for recommending the appointment of the auditor, the auditor’s compensation, retention and termination and for oversight of the work of the auditor (including, without limitation, resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or services for the Company;

(ii)	approve, prior to the auditor’s audit, the auditor’s audit plan (including, without limitation, staffing), the scope of the auditor’s review and all related fees;

(iii)

satisfy itself as to the independence of the auditor. The Committee shall pre-approve any non-audit services (including, without limitation, fees therefor) provided to the Company or its subsidiaries by the auditor or any auditor of any such subsidiary and shall consider whether these services are compatible with the auditor’s independence, including, without limitation, the nature and scope of the specific non-audit services to be performed and whether the audit process would require the auditor to review any advice rendered by the auditor in connection with the provision of non-audit services. The Committee shall not allow the auditor to render any non-audit services to the Company or its subsidiaries that are prohibited by Applicable Law;

(iv)	review and approve the Company’s policies concerning the hiring of employees and former employees of the Company’s auditor or former auditor.

(c)	with respect to internal controls:

(i)	oversee management’s design, testing and implementation of the Company’s internal controls and management information systems and review the adequacy and effectiveness thereof.

(d)	with respect to concerns and complaints:

(i)	establish procedures for:

1.    the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

2.    the confidential, anonymous submission by employees of the Company of concern regarding questionable accounting or auditing matters.

(e)	with respect to ethics:

(i)

The Committee shall be responsible for oversight and enforcement of the Code of Ethics for the Chief Executive Officer, Senior Financial Officers and Other Officers of the Company, subject to the supervision of the Board.

(f)	with respect to general audit matters:

(i)	inquire of management and the external auditors as to any activities that may or may not appear to be illegal or unethical;

(ii)	review with management, the operations analyst and the external auditors any frauds reported to the Audit Committee;

(iii)	review with the external auditors the adequacy of staffing for accounting and financial responsibilities; and

(iv)	report and make recommendations to the Board as the Committee considers appropriate.

(2)          In addition, the Board may refer to the Committee such matters and questions relating to the Company as the Board may from time to time see fit;

(3)          Any member of the Committee may require the auditors to attend any or every meeting of the Committee.

E.           Meetings

(1)          The times of and the places where meetings of the Audit Committee shall be held and the calling of and procedure at such meetings shall be determined from time to time by the Committee, provided however that the Committee shall meet at least quarterly, and the Committee shall maintain minutes or other records of its meetings and activities. Notice of every such meeting to be given in writing not less than five (5) days prior to the date fixed for the meeting, and shall be given to the auditors of the Company, that the auditors shall be entitled to attend and be heard thereat. Meetings shall be convened whenever requested by the auditors, the operations analyst or any member of the Audit Committee in accordance with the Ontario Business Corporations Act.

(2)          As part of each meeting of the Committee at which it recommends that the Board approve the financial statements of the Company, and at such other times as the Committee deems appropriate, the Committee shall meet separately with the auditor to discuss and review specific issues as appropriate.

F.           Evaluation of Charter and Mandate

(1)          On at least an annual basis, the Committee shall review and assess the adequacy of this Charter and Mandate and recommend any proposed changes to the Board of Directors.

(2)          All prior resolutions of the Board relating to the constitution and responsibilities of the Audit Committee are hereby repealed.

SCHEDULE B

Glossary of Technical Terms

Note: The terms related to Mineral resources and mineral reserves presented herein are as defined in “CIM DEFINITION STANDARDS on Mineral Resources and Mineral Reserves” prepared by the CIM Standing Committee on Reserve Definitions, adapted by CIM Council, December 11, 2005.

eU3O8

This term refers to equivalent U3O8 grade derived from gamma logging of drill holes.

Historical Estimate

A historical estimate means an estimate of the quantity, grade or metal or mineral content of a deposit that an issuer has not verified as a current mineral resource or mineral reserve, and which was prepare before the issuer acquiring, or entering into an agreement to acquire an interest in the property that contains the deposit.

Indicated Mineral Resource

An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resource

An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes

Measured Mineral Resource

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Reserve

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resource

A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial materials in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Probable Mineral Reserve

A ‘probable mineral reserve’ is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve

A ‘proven mineral reserve’ is the economically mineable part of a measured mineral resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified Person

A ‘Qualified Person’ means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report and is a member or licensee in good standing of a professional association of geoscientists and/or engineers meeting the criteria set out in NI 43-101.